[LETTERHEAD OF STUBBS, ALDERTON & MARKILES, LLP]

                                           John J. McIlvery
                                           Partner
                                           Direct      818.444.4502
                                           Voice
                                           Direct Fax  818.444.6302
                                           Mobile      626.705.0758
                                           E-Mail      jmcilvery@biztechlaw.com


January 25, 2008

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christopher Owings

         Mail Stop 3561

         Re:      Talon International, Inc.
                  Responses to Staff Comments of November 21, 2007 with respect to:

                  Registration Statement on Form S-3
                  File August 10, 2007
                  File No. 333-145344
                  Form 10-K for fiscal year ended December 31, 2006
                  Filed April 13, 2007, as amended
                  Form 10-Q for Quarterly Period Ended June 30, 2007 Filed August 14, 2007
                  Form 10-Q for Quarterly Period Ended September 30, 2007 Filed November 19, 2007
                  File No. 1-13669

Ladies and Gentlemen:

         On behalf of Talon International Inc. (the "Company"), we have enclosed as Attachment B one copy of the Company's proposed Amendment No. 2 to Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the "10-K Amendment"). We have also enclosed as Attachment C a marked copy of the 10-K Amendment that shows new changes to the affected items of the original Annual Report on Form 10-K filed on April 13, 2007, as amended by Amendment No. 1 to Annual Report on Form 10-K filed on April 30, 2007 (as previously amended, the "Original Form 10-K"), made in connection with the responses in this letter. The 10-K Amendment includes the additional and amended disclosure the Company proposes to make to the Original Form 10-K in response to the Staff's comment letter, dated November 21, 2007 (the "Comment Letter").

         Additionally, we have set below the Company's responses to the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

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January 25, 2008
Page 2


         Upon resolution of the issues raised by the Staff in the Comment Letter, the Company will file the 10-K Amendment and response letter via EDGAR, as well as a pre-effective amendment to the Corporation's Registration Statement on Form S-3 (File No. 333-145344) (the "S-3 Amendment").

         The Company's detailed response to the individual comments follows.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

1. We reviewed the proposed amendment submitted under your letters dated October 30, 2007 and November 9, 2007 in response to our letter dated September 6, 2007. Please note that we will be unable to clear the annual report of comments until you address the comments below and file the amendment. Also, please address the comments below in the amendment as applicable.

         The Company acknowledges the Staff's comments. Upon resolution of the issues raised by the Staff in the Comment Letter, the Company will file the 10-K Amendment and response letter via EDGAR, as well as the S-3 Amendment.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 20

OVERVIEW, PAGE 20

2. We reviewed your response to comment two in our letter dated September 6, 2007. It appears that your response is inconsistent with your present disclosure that you now operate with fewer employees and will have lower associated operating and distribution expenses. Considering your present disclosure, we still believe that you should include a discussion of the expected effects from fewer employees and other cost reductions resulting from your 2005 restructuring on future earnings and cash flows as discussed in the fifth paragraph of the interpretive response to the question in SAB Topic 5:P:4. This additional analysis should:

         o        Quantify  the  expected  effects  of  the   restructuring  and
                  disclose the initial period in which those effects are expected to be realized;

         o Discuss whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues;

         o Clearly identify the income statement line items to be impacted (for example, cost of goods sold, selling expenses, general and administrative expenses, etc.); and

         o Discuss whether actual savings anticipated by the restructuring are being achieved as expected and, if not, the reasons for an outcome different from your initial expectations and the likely effects of the different outcome on future operating results and liquidity.

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January 25, 2008
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         The Company acknowledges the Staff's comments with respect to disclosures in accordance with Statement 146 and SAB Topic 5 and accordingly, the Company has further modified the relevant disclosure in the 10-K Amendment to address these areas to its best ability given the nature of the restructuring and the actions involved. The Company respectfully assets that these disclosures now fully comply with Statement 146 and SAB Topic 5and fairly present these actions to the investor.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 29

3. We considered your response to comment six in our letter dated September 6, 2007 and we note the proposed revisions to your disclosure regarding bad debt and inventory reserves. We agree that your financial statements and discussion of financial condition and results of operations contain disclosures regarding the restructuring plan, accounts and notes receivable, assets held for sale, idle and impaired and inventory reserves and the impact of these items on your operating performance. However, the disclosure in this section should provide greater insight into the quality and variability of information regarding financial condition and operating performance. To achieve this objective, the discussion should describe the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Also, the discussion should address, to the extent material such factors as how accurate the estimates/assumptions have been in the past, how much the estimates/assumptions have changed in the past and whether the estimates/assumptions are reasonably likely to change in the future. Therefore, we would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available for each of the critical accounting estimates you identify in order to achieve the disclosure objective. Also, since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. For example, if a reasonably likely change in the assumptions used in estimating cash flows expected to result from the use and eventual disposition of long-lived assets would have a material effect on your financial condition or operating performance, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

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January 25, 2008
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         The Company acknowledges the Staff's comments with respect to disclosures in the Application of Critical Accounting Policies and accordingly the Company has further modified the disclosure in this section of the 10-K Amendment to address these comments.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, PAGE 33

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 37

4. We reviewed your response to comment eight in our letter dated September 6, 2007 and the proposed revisions to disclosure regarding your allowance for doubtful accounts. Given the materiality of bad debt expense to fiscal 2004 and 2005 operating results, it appears that you should separately disclose bad debt expense for each of the years presented on the face of the statements of operations. Refer to paragraph (b)5 of Rule 5-03 of Regulation S-X, Please revise or advise as appropriate.

         The Company acknowledges the Staff's comments with respect to the separate disclosure of bad debt expense on the face of its consolidated statements of operations for 2004 and 2005 and accordingly the Company has further modified the10-K Amendment to address this disclosure.

5. We reviewed your response to comment nine in our letter dated September 6, 2007 and the proposed revisions to your disclosure. You state that the disclosures in the proposed amendment have been updated to reflect the reclassification of amortized discounts and deferred financing costs. Although we note the revision to your income statement, it does not appear you disclosed the reclassification in the notes to the financial statements. Please do so.

         The disclosure regarding the reclassification was inadvertently omitted in the draft Form 10-K amendment previously provided to the Staff. The Company has further modified the 10-K Amendment to include this disclosure.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 39

6. We note your response to comment 10 in our letter dated September 6, 2007 and your proposed revision to the non-cash increase in the inventory valuation reserve for 2004. We also reviewed the proposed revisions to Schedule II in response to comments three and 24 in our letter dated September 6, 2007. It is still unclear to us why it is appropriate to offset deductions in your allowance for doubtful accounts and reserve for obsolescence resulting from recoveries and write-offs in the "increase (decrease) in allowance for doubtful accounts" and "increase (decrease) in inventory valuation reserve" line items since these line items should represent non-cash charges and credits reflected in operating results. Please advise.

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January 25, 2008
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         The Company records only non-cash entries into these valuation reserves and believes that the reporting of the net change in these reserves are appropriate adjustments within the Consolidated Statement of Cash Flows to reconcile net income to the changes in cash.

         Provisions for doubtful accounts recorded in the accounts receivable valuation reserve are specific valuation reserves associated with individual accounts. The specific accounts are maintained within the Company's accounts receivable records at their gross amounts until all efforts to collect these amounts have been exhausted or the accounts have been collected in whole or in part. At this determination, the uncollected amount of the account is written-off and charged to bad debt expense. Simultaneously, the valuation reserve established for this account is reversed and credited to bad debt expense in the period. Please consider the hypothetical example (not actual transactions) noted below:

2006
Period 4:         Specific  reserve of  $150,000 is  established  for an account with a balance  outstanding  of $600,000.

                  The statement of cash flow reflects an item reconciling net income to net cash flows of $150,000 as the "increase in allowance for doubtful accounts."

2007
Period 3:         The customer settles the account for $500,000. The uncollected account  balance is written-off and $100,000 is charged to bad debt ($600,000 less $500,000 collected).  Simultaneously,  the
                  specific  provision   previously   recorded  for  $150,000  is
                  reversed  and a net  credit  in bad debt  expense  of  $50,000 results within the period.

                  The statement of cash flow reflects an item reconciling net income to net cash flow of a "(decrease) in the allowance for doubtful accounts" of $150,000 - representing the non-cash increase in net income for the period resulting from the reserve reversal.

                  The statement of cash flow also reflects a change in the gross amount of accounts receivable of $100,000 - representing the cash impact of the difference in the account and the amount collected.

         The Company respectfully asserts that the foregoing accounting provides the investor with a full presentation of the cash contributions from operating earnings as well as the direct changes occurring within the operating assets.

         Similarly, all changes in the reserve for inventory obsolescence are non-cash transactions. Inventory valuation provisions are substantially all obsolescence provisions as opposed to lower of cost or market provisions, and are maintained by specific inventory items

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January 25, 2008
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within the Company's accounts. As these inventory components are sold or disposed of, the cash transaction is initially recorded in the Company's records at the gross inventory amounts before the obsolescence provision. Accordingly, cost of sales is charged with the initial inventory cash value upon its sale or disposal. Concurrently, the specific reserve associated with this item is credited to cost of sales and the valuation reserve reduced for the amount previously recorded.

         Paragraph 29 of Statement 95 requires reporting all major classes of items reconciling net income to net cash flow "... including at a minimum changes during the period in receivables pertaining to operating activities, in inventory, and in payables pertaining to operating activities, shall be separately reported. Enterprises are encouraged to provide further breakdowns of those categories that they consider meaningful." Footnote 17 of paragraph 115, Appendix B of Statement 95 discussing the methods of determining the amounts of operating cash receipts notes "For the resulting operating cash receipts and payments to be accurate, the effects of all noncash entries to accounts receivable and payable, inventory and other balance sheet accounts used in the calculation must be eliminated. For example, the change in accounts receivable would have to be determined exclusive of any bad debt write-offs and other noncash charges and credits to customer accounts during the period." While these comments more specifically pertain to the direct method of reporting cash flows,and the Company (like most organizations) utilizes the indirect method, the FASB nevertheless encourages companies to make more detailed disclosures where possible.

         Accordingly, the Company believes that while the net change in the balance sheet presentation for these accounts is appropriate, the net change in these operating accounts is best disclosed in the statements of cash flows with a full presentation of the impact of the valuation reserves on the net income, and the cash change in the operating accounts. The Company believes this is particularly true where such valuation reserves have been a significant portion of the net account activity as has been the case for the Company in 2004 and 2005.

7. We note your response to comment 29 in our letter September 6, 2007 and the proposed revision to disclose the conversion of trade accounts payable and accrued legal costs to notes payable in the supplemental disclosure of non-cash financing activities. Please tell us how you classify principal payments on the related notes payable in the statements and why your classification complies with the provisions in SFAS 95. It appears that principal payments should be classified in cash flows from operating activities. Refer to paragraph 23.a, of SFAS
         95. Also, refer to the comment below regarding the correction in the classification of note receivable collections.

         With respect to the reporting of principal payments on notes payable arising from the conversion of accounts payable and accrued legal costs, these payments were included in the statement of cash flow as items from financing activities. The Company acknowledges the

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January 25, 2008
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Staff's comments with respect to reporting the note payments as items from operating activities and accordingly the Company has further modified the 10-K Amendment to appropriately reclassify these amounts in the statements of cash flows. Please refer to the 10-K Amendment and to the supplemental analysis of the reclassifications to the statements of cash flows for the specific adjustments enclosed as Attachment A, as well as the response to Comment 8 below.

8. We note your response to comment 11 in our letter dated September 6, 2007 and the correction of the classification of note receivable collections as cash flows from operating activities as opposed to financing activities. It is unclear to us why the correction in the classification of cash flows is not treated as a correction of an error in accordance with SFAS 154. Please provide us with your materiality assessment of the quantitative and qualitative factors that support your determination that a restatement is not required. Refer to SAB Topics 1:M and 1:N. If you determine that you should restate cash flows in response to our comments, please address the following items:

         o        Compliance with Item 4.02(a) of Form 8-K;

         o Compliance with the disclosure requirements of SFAS 154 and staff practice requiring that restated amounts be clearly labeled as restated;

         o Inclusion of an explanatory paragraph in the reissued audit opinion;

         o Updated disclosures throughout the document, including Items 7 and 9A; and

         o        Updated certifications.

         Included in Attachment A for your review is a supplemental analysis of the reclassifications required to the statement of cash flows to properly reflect the collections of notes receivable and the payments of notes payable (arising from the conversion of accounts receivable and accrued legal expenses), as cash flows from operating activities rather than as cash flow from financing activities as originally reported. The Company agrees that these represent presentation errors within the statements of cash flows, but respectfully asserts that these errors rise to the level of materiality that require a restatement of the financial statements in accordance with SFAS 154, or SAB Topics 1:M and 1:N.

         In support of this conclusion, Attachment A includes specific comments and considerations in the determination of our materiality assessments, as well as the impact on investment measures and considerations typically made by investors.

         The Company has concluded that the reclassifications resulting from these items are both quantitatively and qualitatively immaterial and when considered individually and in the context of the financial statements taken as a whole, these items would not affect the analysis or conclusions of an investor in the consideration of an investment in the shares of the Company.
Consequently, the Company has determined that a restatement of the 2006 financial statements in accordance with SFAS 154 is not required and that a reclassification of these amounts in an amendment to the 2006 Form 10-K, together with an explanation of

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January 25, 2008
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the reclassification is appropriate. The Company also takes the position that these adjustments are not material to the quarterly reports on Form 10-Q and the Company therefore respectfully asserts that the interim reports do not require amendment and that the errors be prospectively corrected in future filings.

         Please see the modifications the Company has made to the 10-K Amendment to appropriately reclassify these amounts in the statements of cash flows together with the explanation of the reclassification in the amended financial statements.

9. Reference is made to the above comment and the proposed revision to your disclosure in the operating activities section under the liquidity and capital resources heading in management's discussion and analysis that note receivable collections do not reflect cash flows from current operating activity and your disclosure of cash provided from operations without the cash inflow from note receivable collections. Given that cash inflows from the note receivable are included in operating cash flows, please tell us the purpose of this disclosure. Also, please note that disclosure of cash provided by operations without cash inflows from note receivable collections is a non-GAAP financial measure and that you are required to comply with the disclosure requirements of
         Item 10(e) of Regulation S-K. Please disclose the reasons why management believes the presentation of the non-GAAP financial measure provides useful information to investors and the additional purposes, if any, for which management uses the measure.

         The Company believes that the collections from note receivable, while correctly representing cash flows from operating activities in accordance with GAAP, are not a normal and recurring portion of the company's typical business activities, and that investors must be cautious in considering the cash flows from operating activities and not necessarily assume that such historical cash flows would be representative of future cash flows. The Company's disclosure was intended to ensure this understanding by the Company's investors, and not to be inconsistent with, or present any non-GAAP disclosures.

         The Company has included revised disclosure in the 10-K Amendment in response the Staff's comments, in an attempt to more clearly explain this risk to the Company's investors and to ensure that the Company's disclosures are consistent with GAAP.

NOTE 13 - COMMITMENTS AND CONTINGENCIES, PAGE 62

10. We note your response to comment 20 in our letter dated September 6, 2007. You indicate that you will disclose in the amended filing that an estimate of the possible loss or range of loss cannot be made with respect to the Mexican federal tax authority claim. Yet, there is no disclosure in the draft of the amendment provided with your response. Please revise.

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January 25, 2008
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         The disclosure was inadvertently omitted in the modified draft of the Form 10-K amendment previously provided to the Staff. The Company has further modified the 10-K Amendment to include the relevant disclosure.

NOTE 14 - GEOGRAPHIC INFORMATION, PAGE 65

11. We note your response to comment 21 in our letter dated September 6, 2007 and the proposed revision to your disclosure. Please include a discussion and analysis of revenue from each product class and related trends in management's discussion and analysis of financial condition and results of operations.

         The additional discussion regarding the analysis of revenue by each product class has been added to the 10-K Amendment in response to the Staff's comments.

NOTE 17 - QUARTERLY RESULTS, PAGE 67

12. We note your response to comment 22 in our letter dated September 6, 2007 and the proposed revision to your disclosure. Please revise your footnote disclosure to describe unusual or infrequently occurring items recognized in each quarter as well as the aggregate effect and nature of year-end or other adjustments which are material to the results of the fourth quarter of each year. Refer to Item 302(a)(3) of regulation S-X.

         The Company has included additional disclosure in the 10-K Amendment to include the appropriate discussion regarding year-end and other adjustments material to the results of the fourth quarter.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES, PAGE 72

13. We reviewed the proposed revisions to Schedule II as presented in your responses to comments three and 24 in our letter dated September 6, 2007. Please disclose direct write-offs of inventory not reflected in the additions to the reserve for obsolescence in note (1) for each year presented. Also, please explain to us why reversals of prior period provisions, as disclosed in note (2), are reflected in the deduction column as opposed to the additions column which should represent amounts charged to income.

         The Company has modified the 10-K Amendment to include the direct write-offs of inventory in Schedule II as noted. The transactions included in the valuation reserves are all non-cash adjustments as explained in the response to Comment 6 above. Prior period provisions within the same year are included in the additions column and are a component of the amounts charged to income. The net additions column plus the direct write-offs, represents the amounts charged to income for the period. The deductions column is used to distinguish the application of prior year provisions. There are no reversals of prior year

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January 25, 2008
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provisions included, but only the application of these provisions to accounts collected or written-off.

FORM 10-Q FOR QUARTERLY PERIOD ENDED JUNE 30, 2007

14.      Please address the comments above as applicable.

         Comments previously addressed that are not applicable to the Form 10-Q for the period ended June 30, 2007 are Items 1, 2, 4, 5, 9, 12, and 13.

         Comment 3: The Company did not change the methods it uses to determine its critical accounting estimates since the filing of its Form 10-K for the year ended December 31, 2006. The Company will modify the Form 10-Q disclosures on a prospective basis to ensure full compliance with SEC Release 33-8350.

         Comment 6: The response to Comment 6 is applicable to the Company's quarterly filings as well, and the Company respectfully asserts that further explanation for the Form 10-Q is not necessary.

         Comment 7: The Company will modify its Forms 10-Q on a prospective basis as noted in Item 7 above.

         Comment 8: The Company's assessment of materiality for the 2006 annual periods and for the quarterly periods affected is included in the response to Comment 8.

         Comment 10: The Company will modify its Forms 10-Q disclosure on a prospective basis as noted in Comment 10 above.

         Comment 11: The Company will modify its Forms 10-Q disclosure on a prospective basis as noted in Comment 11 above.

ITEM 1. FINANCIAL STATEMENTS, PAGE 3

CONSOLIDATED STATEMENT OF CASH FLOWS, PAGE 5

15. We reviewed your response to comment 28 in our letter dated September 6, 2007. Given the information in your response regarding the nature of the restricted cash deposit, it is unclear to us how you conclude that the investment account could have been reported as a cash equivalent and the basis in GAAP that supports a classification other than restricted cash. Refer to paragraph 6 of Section A, Chapter 3 of ARB 43 and Rule 5-02.1 of Regulation S-X. Please cite the authoritative literature that supports your position. Otherwise, we believe that the deposit should not be included in cash and cash equivalents in the statements of cash flows and that you should restate your statements of cash flows accordingly. If you determine that

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January 25, 2008
Page 11


         you should restate cash flows in response to our comment, tell us your basis for the classification of restricted cash as either an investing or operating activity.

         The Company believes that the classification of restricted cash in its third quarter report dated June 30, 2007 is consistent with paragraph 6 of Section A, Chapter 3 of ARB 43. The pronouncement indicates that cash restricted for long-term debts would be excluded from current assets. The cash reported as restricted at June 30, 2007 was restricted for the liquidation of the secured convertible promissory notes which are included in current liabilities at June 30, 2007. Disclosures regarding the restriction on cash at the period end were included in footnote 9 to the financial statements in accordance with Rule 5-02.1 of Regulation S-X.

         FASB Statement 95 paragraph 5 denotes that "the information provided in a statement of cash flows ...should help investors, creditors, and others to
....(b) assess the enterprise's  ability to meet its  obligations..." The Company believes that the inclusion of the cash in the  restricted  escrow  account as a
cash  equivalent  is  an  important   disclosure  to  aide  investors  in  their
understanding that the secured convertible debt obligations reported on the balance sheet have been provided for to the extent of this cash. The presentation reflects the results of the Company's restructuring of its debt arrangements and of the total funds secured in this effort for the liquidation of its current liabilities.

         Additionally, paragraph 8 of FASB 95 defines cash equivalents as "short-term, highly liquid investments that are both: a. Readily convertible to known amounts of cash, and b. So near their maturity that they present insignificant risk of changes in value because of changes in interest rates." The respectfully asserts that the cash escrow account established for the temporary settlement of the debt transactions at June 30, 2007 met both of these conditions, from a practical as well as contractual standpoint. The liquidity of this account and elimination of the restriction was further evidenced by the settlement of the transaction in less than 30 days, and at the filing of the financial statements the cash restriction had been fully resolved and the associated debt paid as was disclosed in footnote 10 (Subsequent Events).

         The Company believes that the FASB guidance noted above and the nature of the restricted cash give the authoritative support for the Company's presentation of these transactions within the financial statements at June 30, 2007. The Company believes that its current presentation, together with the footnote disclosures, provide greater clarity for understanding the transactions to investors than alternate disclosures would that present this cash within the statement of cash flows as a cash outflow for investing or operating purposes.

         Cash outflows from investing activities are defined in FASB 95, paragraph 17 c. as "payments ...to acquire ..other productive assets." The escrow account was specifically, contractually established to exclude the possibility of any gain or loss on the escrow funds,

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and accordingly the Company does not believe that the cash represents an outflow for investing purposes.

         Cash flows from operating activities are defined as all transactions not defined as investing or financing activities and "are generally the cash effects of transactions and other events that enter into the determination of net income." The Company similarly does not believe that the transaction qualifies as a cash outflow for operating activities.

         The Company respectfully asserts that its presentation of the restricted cash in the balance sheet at June 30, 2007 and the treatment of this cash as a cash equivalent for the purposes of the Statement of Cash Flows, together with the disclosures made in the footnotes to the financial statements, presents a complete and clear understanding of the transactions involved for investors, and is supported by the intent and specifics of the appropriate accounting guidance for similar transactions. Accordingly, the Company respectfully asserts that the financial statements for the period ended June 30, 2007 do not require modification or restatement.

ITEM 4.  CONTROL PROCEDURES, PAGE 30

16. In your response to comment 31 in our letter dated September 6, 2007 you reference significant changes (emphasis added) in your internal controls over financial reporting. Please confirm to us, if true, that there were no changes (emphasis added) in internal controls that occurred during the quarters ended March 31, 2007 and June 30, 2007 that have materially affected or are reasonable likely to materially affect, your internal control over financial reporting. In future filings, please disclose any change (emphasis added) in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

         The Company confirms that it has not made changes in its internal controls over financial reporting during 2007 that have materially affected or are reasonable likely to materially affect, your internal control over financial reporting. The Company will include as appropriate disclosures about significant changes in its internal control structure in future filings.

FORM 10-Q FOR QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007

17.      Please address the comments above as applicable.

         Comments previously addressed that are not applicable to the Form 10-Q for the period ended September 30, 2007 are Comments 1, 2, 4, 5, and 9 through 16.

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         Comment 3: The Company did not change the methods it uses to determine its critical accounting estimates since the filing of its Form 10-K for the year ended December 31, 2006. The Company will modify its Form 10-Q disclosures on a prospective basis to ensure full compliance with SEC Release 33-8350.

         Comment 6: The response to Comment 6 is applicable to the Company's quarterly filings as well, and the Company respectfully asserts that further explanation for the Form 10-Q is not necessary.

         Comment 7: The Company will modify its Forms 10-Q on a prospective basis as noted in Comment 7 above.

         Comment 8: The Company's assessment of materiality for the 2006 annual periods and for the quarterly periods affected is included in the response to Comment 8 above.

ITEM I. FINANCIAL STATEMENTS, PAGE 3 NOTE 7. DEBT FACILITY, PAGE 12

18. Please tell us why the warrants issued in connection with the revolving credit and term loan agreement are properly classified as equity instruments. Please address the requirements of paragraphs 12-32 of EITF 00-19 in your response. In addition, in future filings, please disclose whether the warrants contain any provision that could require net-cash settlement.

         The Company has determined that the warrants issued in connection with the June 2007 revolving credit and term loan agreement met all of the requirements of EITF 00-19 for classification as equity instruments. In particular:

         o        The warrants are not cash settled, but equity settled;

         o        The warrants may be settled in unregistered shares;

         o The Company has sufficient share capital to meet all of the obligations;

         o The shares that may be acquired are either fixed or adjustment is within the Company's control;

         o The contract does not include cash settlements in the event SEC filings are not timely made, but includes a penalty representing damages that is consistent with market penalties and is capped;

         o        There are no "top-off" or "make whole" provisions;

         o        The warrants do not require net cash settlements;

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         o There are no rights afforded the warrant holders to suggest that their position in the Company is higher than that of a common stock holder; and

         o        No collateral was posted or required.

         The Company will include the disclosure that no cash settlements are required in future filings.

NOTE 13. SUBSEQUENT EVENTS, PAGE 18

19. Please tell us why you believe the equity instruments issued and re-priced in connection with the modification of the debt facility are within the scope of SFAS 123(R), and why it is appropriate to charge the fair value of the common stock and the difference in the fair value of the warrants to expense. Please also tell us what consideration you gave to the guidance in EITF 96-19 in determining your accounting treatment. In addition, please tell us how you intend to account for the equity instruments to be issued and re-priced if you complete an equity offering and the basis in GAAP for your expected accounting treatment.

         The Company believes that the overriding guidance for the fair valuation of options and warrants generally falls under the scope of FAS 123(R) and intended its reference to be broad. The Company determined that the stock issued in connection with the waiver and the re-pricing of the warrants represents a non-substantial change in the debt instrument in accordance with the specific guidance of EITF 96-19. Accordingly, in its description of the accounting for the cost of the change the Company's disclosure should have distinguished that the cost of the waiver would be amortized over the remaining term of the loan and the legal costs would be expensed in the fourth quarter.

         The Company believes that in the event that it completes an equity offering the offering will be accounted for on its own merits in accordance with the applicable accounting guidance in effect at that time - most likely EITF 00-19 as outlined above.

         The recent amendment to the debt agreement places no requirement on the completion of an offering, but simply determined in advance the cost of an additional modification to the loan agreement in the event that the Company elects to do so. If completed, the Company would evaluate the cost of the amendment at that time in accordance with EITF 00-19 as above.

                                    * * * * *

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         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

                                   Sincerely,

                                   /s/ John J. McIlvery
                                   --------------------
                                   John J. McIlvery

Encl.

cc:      Lonnie Schnell, Company CFO
         Adam Phippen, SEC Staff Accountant
         Anita Karu, SEC Attorney-Adviser

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January 25, 2008
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                                  Attachment A

       Materiality assessment of the impact of presentation errors in the
              Company's 2006 Annual Report on Form 10-K, and in its
           Quarterly reports on Form 10-Q for the periods ended March
                 31, 2007; June 30, 2007 and September 30, 2007.

Nature of the Accounting Error:

         In the Company's 2006 Form 10-K, and the quarterly reports for the periods ended March 31, 2007 and June 30, 2006, the Company presented collections from a note receivable as cash flows from Financing activities. The note receivable arose from a transaction that settled long outstanding accounts receivable from a prior customer with the receipt of a Note made by this customer and its affiliate with scheduled payments and additional collateral. FASB 95 paragraph 22 denotes that cash inflows from Operating activities include "receipts from collection or sale of accounts and both short-and long-term receivable from customers arising from those sales." The accompanying summary of Cash Reclassifications reflects the impact of these collections as Item (A).

         In the Company's 2006 Form 10-K, and the quarterly reports for the periods ended March 31, 2007, June 30, 2006, and September 30, 2007 the Company presented payments made on a note payable as cash flows from Financing activities. The note payable arose from a transaction that financed outstanding legal bills from the Company's legal counsel through the issuance of a Note payable to this firm and pledged the collections on the above note receivable for payment of this note. FASB 95 similarly denotes that cash outflows from Operating activities include "payments on accounts and both short-and long-term notes payable to suppliers for those materials or goods." The accompanying summary of Cash Reclassifications reflects the impact of these payments as Item (B).

         The errors noted above are strictly presentation errors, limited strictly to the Statement of Cash Flows for the periods noted. There is no impact on the Balance Sheet presentation or amounts, and no impact on the Statement of Operations, net earnings or per share amounts.

         In the Statement of Cash Flows the net increase (decrease) in the cash and cash equivalents for the period in not affected and the cash and cash equivalents at the beginning or end of the periods is not affected. The amounts of the note collections

Securities and Exchange Commission
January 25, 2008
Page 17


         and the note payments are properly determined and there is no cumulative effect of the errors compounding from the transactions.

         The error is limited to the presentation of these amounts as Financing vs. Operating activities and the respective sub-totals for these amounts in the Statement of Cash Flows.

Quantitative Analysis:

         For fiscal year 2006, correction of the above items would result in a sub-category of cash flows from financing activities of $1,793,000 as compared to the reported sub-category of $2,020,000. The sub-total of cash used by financing activities would be $791,000 as compared to the reported sub-total of $1,108,000. The variance, in each sub-category, of $226,758 represents approximately 7.7% of the cash and cash equivalents held at the period end.

         The cash flow comparisons for the three, six and nine month periods for fiscal year 2007 affected by these items are set out in the summary below:

                                                                    Variance
       FROM OPERATIONS                   FROM FINANCING           % of cash &
------------------------------    -----------------------------       cash
As Reported       As Corrected    As Reported      As Corrected    equivalents
-----------       ------------    -----------      ------------    -----------

March 31, 2007

$   845,727       $   783,208     $  (152,108)     $   (89,589)       1.9%

June 30, 2007

$ 1,776,085       $ 2,050,754     $ 9,126,318      $ 8,851,649        7.2%

Sept. 30, 2007

$ 1,322,834       $ 1,206,445     $(1,356,501)     $(1,240,112)       5.0%

         The Company's review of the materiality of the adjustments required also examined the impact of the changes on various financial performance ratios and measurements typically used by investor in evaluating businesses. Attached for consideration is an exhibit to this supplement of an expanded summary of the Selected Financial Data for the four years 2003 through 2006 and for the three quarters of 2007. The information

Securities and Exchange Commission
January 25, 2008
Page 18


         normally required in the Selected Financial Data summary is not impacted by the revisions and would be unchanged.

         In this expanded version the Company has added the sub-categories from the statement of cash flows as well as several cash flow related ratios on both a reported and as adjusted basis to consider the possible impact on the analyses an independent investor may consider.

         As previously noted, there is no impact of the above adjustments on the balance sheet or income statement. The majority of financial ratios used by industry and investors stem from these two primary financial statements, and accordingly none of the typical investor ratios are impacted by the adjustments.

         The Company's evaluation considered the key financial amounts typically reviewed: Revenues - No Impact; Income from operations - no impact; net income - no impact; net income per share - no impact; cash - no impact; current assets - no impact; total assets - no impact; net equity - no impact; net cash flow - no impact. The Company's review also considered typical ratios and benchmarks: Working Capital - no impact; Working Capital Ratio - no impact; Quick ratio - no impact; % net income to Total Assets - no impact; % net income to Equity - no impact.

         Additionally, less common ratios that may be affected were also reviewed. The table below sets out the differences that result in these ratios.

                                                                       1st Qtr      2nd Qtr     3rd Qtr
                   2003         2004          2005         2006         2007         2007        2007
REPORTED
% Cash from
Operations to
Current
Liabilities        -10.8%       -101.9%       7.5%         9.0%         3.2%         7.3%        15.4%

CORRECTED
% Cash from
Operations to
Current
Liabilities        -10.8%       -101.9%       7.5%         8.0%         3.0%         8.4%        14.0%

REPORTED
% Cash from
Operations to
Debt               -9.8%        -43.4%        3.8%         8.4%         3.0%         5.2%        6.3%

CORRECTED
% Cash from
Operations to
Debt               -9.8%        -43.4%        3.8%         7.5%         2.8%         6.0%        5.8%

Securities and Exchange Commission
January 25, 2008
Page 19


Qualitative Analysis:

         As documented in the SAB Topic 1 and FASB literature, and as defined by courts (as quoted in SAB), an item is material if there is ...

         "..a substantial likelihood that the ...fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available."

         Given  that  the  errors  are  isolated  to  the  presentation  of  the information between two sub-categories within the statement of cash flows, and that the preponderance of financial benchmarks, ratios, and performance measures are not affected by the adjustments; that the misstatement does not mask a change or trend in performance; does not hide a performance shortfall; does not affect a compliance or contractual matter; and does not evidence or hide a pattern of transactions or events, the Company has determined that the "total mix" of information would not be materially different to an investor, financial institution or reader of the Company's financial reports as a consequence of these errors and accordingly it is the Company's position that these errors are immaterial to the financial reports of the Company.

Securities and Exchange Commission
January 25, 2008
Page 20


SUMMARY OF CHANGES IN STATEMENT OF CASH FLOW
CORRECTION OF ERROR IN REPORTING NOTE COLLECTIONS AND PAYMENTS

                                                                        2 0 0 6
                                             ------------------------------------------------------------
                                                 FROM         INVESTING       FINANCING           NET
                                              OPERATIONS      ACTIVITIES      ACTIVITIES         CASH
                                             ------------    ------------    ------------    ------------
FISCAL YEAR
As Filed ...........................         $  2,019,911    $   (344,688)   $ (1,017,947)   $    657,276
     Note receivable collections ...   (A)        640,539            --          (640,539)           --
     Note payable payments .........   (B)       (867,297)           --           867,297            --
                                             ------------    ------------    ------------    ------------
          As Corrected .............         $  1,793,153    $   (344,688)   $   (791,189)   $    657,276
                                             ============    ============    ============    ============
     $ Variance within each category         $   (226,758)   $       --      $    226,758    $       --


                                                                        2 0 0 7
                                             ------------------------------------------------------------
                                                 FROM         INVESTING       FINANCING           NET
                                              OPERATIONS      ACTIVITIES      ACTIVITIES         CASH
                                             ------------    ------------    ------------    ------------
THREE MONTHS ENDING MARCH 31,
As Filed ...........................         $    845,727    $   (356,195)   $   (152,108)   $    337,424
     Note receivable collections ...   (A)        331,656            --          (331,656)           --
     Note payable payments .........   (B)       (394,175)           --           394,175            --
                                             ------------    ------------    ------------    ------------
          As Corrected .............         $    783,208    $   (356,195)   $    (89,589)   $    337,424
                                             ============    ============    ============    ============
     $ Variance within each category         $    (62,519)   $       --      $     62,519    $       --


SIX MONTHS ENDING JUNE 30,
As Filed ...........................         $  1,776,085    $   (514,812)   $  9,126,318    $ 10,387,591
     Note receivable collections ...   (A)        671,808            --          (671,808)           --
     Note payable payments .........   (B)       (397,139)           --           397,139            --
                                             ------------    ------------    ------------    ------------
          As Corrected .............         $  2,050,754    $   (514,812)   $  8,851,649    $ 10,387,591
                                             ============    ============    ============    ============
     $ Variance within each category         $    274,669    $       --      $   (274,669)   $       --


NINE MONTHS ENDING SEPTEMBER 30,
As Filed ...........................         $  1,322,834    $   (585,470)   $ (1,356,501)   $   (619,137)
     Note receivable collections ...   (A)           --              --              --              --
     Note payable payments .........   (B)       (116,389)           --           116,389            --
                                             ------------    ------------    ------------    ------------
          As Corrected .............         $  1,206,445    $   (585,470)   $ (1,240,112)   $   (619,137)
                                             ============    ============    ============    ============
     $ Variance within each category         $   (116,389)   $       --      $    116,389    $       --

Securities and Exchange Commission
January 25, 2008
Page 21


SELECTED FINANCIAL DATA

(amounts in thousands, except per share amounts)

                                                            Year Ended December 31,                          2007
                                               --------------------------------------------    --------------------------------
                                                  2003        2004        2005        2006      1st Qtr     2nd Qtr     3rd Qtr
                                               --------------------------------------------    --------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenue ...............................  $ 64,443    $ 55,109    $ 47,331    $ 48,825    $  9,090    $ 13,567    $  9,013
Income (loss) from operations ...............  $ (5,881)   $(14,527)   $(27,409)   $  1,021        (648)        835      (3,055)
     % of revenue ...........................     -9.1%      -26.4%      -57.9%         2.1%      -7.1%         6.2%     -33.9%
Net income (loss) ...........................  $ (4,745)   $(17,609)   $(29,538)   $    309        (795)   $    490      (3,682)
     % of revenue ...........................     -7.4%      -32.0%      -62.4%         0.6%      -8.7%         3.6%     -40.9%
Net income (loss) per share - Diluted .......  $  (0.46)   $  (1.02)   $  (1.62)   $  (0.02)   $  (0.04)   $   0.03    $  (0.18)
Net income (loss) per share - basic .........  $  (0.46)   $  (1.02)   $  (1.62)   $  (0.02)   $  (0.04)   $   0.02    $  (0.18)
Weighted Average shares outstanding - basic .    10,651      17,316      18,226      18,377      18,533      18,591      20,041
Weighted Average shares outstanding - basic .    10,651      17,316      18,226      18,956      18,533      20,059      20,041


CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents ...................  $ 14,443    $  5,461    $  2,277    $  2,935    $  3,272    $  3,822    $  2,319
Restricted cash .............................      --          --          --          --          --         9,500        --
Current Assets ..............................    55,726      40,483      14,784      12,570      15,922      25,224       9,345
Total Assets ................................    67,770      56,448      30,321      25,694      28,760      37,858      21,030
Current Liabilities .........................    19,260      11,175      14,851      22,471      26,312      24,323       8,599
Capital lease obligations, line of credit
     & notes payable ........................    11,759      18,792      16,001      16,214       1,695       9,849      12,354
Convertible redeemable preferred stock ......     2,895        --          --          --        12,481      12,488        --
Total Liabilities ...........................    21,312      26,253      29,409      24,007      28,007      34,172      20,953
Stockholders' equity ........................    43,564      30,195         912       1,686         753       3,686          77
Total Liabilities and stockholders' equity ..  $ 67,770    $ 56,448    $ 30,321    $ 25,694    $ 28,760    $ 37,828    $ 21,030
Working Capital .............................  $ 36,466    $ 29,308    $    (67)   $ (9,901)   $(10,390)   $    901    $    746
Working Capital Ratio .......................      2.89        3.62        1.00        0.56        0.61        1.04        1.09
% net income to Total Assets ................     -7.0%      -31.2%      -97.4%         1.2%      -2.8%         1.3%     -17.5%
% net income to Stockholders' equity ........    -10.9%      -58.3%    -3238.8%        18.3%    -105.6%        13.3%   -4781.8%

PER SHARE DATA:
Net book value per common share .............  $   3.79    $   1.66    $   0.05    $   0.09    $   0.04    $   0.18    $   0.00
Common shares outstanding ...................    11,508      18,171      18,241      18,466      18,541      20,041      20,041

CONSOLIDATED CASH FLOW DATA:                                                                      3 mos       6 mos       9 mos
                                                                                               --------------------------------
Net Cash Flow ...............................    14,157      (8,982)     (3,183)        657         337      10,388        (619)
Cash flow from operations ...................    (2,086)    (11,382)      1,112       2,020         845       1,776       1,323
Cash flow from investing activities .........    (2,516)     (3,616)     (1,453)       (345)       (356)       (514)       (585)
Cash flow from financing activities .........  $ 18,759    $  6,016    $ (2,842)   $ (1,018)   $   (152)   $  9,126    $ (1,357)
Quick Ratio (Cash & A/R / current liablities)     114.1%      209.0%       53.4%       33.8%       30.9%       40.6%       71.9%
% cash from Operations to current liabilities    -10.8%     -101.9%         7.5%        9.0%        3.2%        7.3%       15.4%
% cash from Operations to Debt ..............     -9.8%      -43.4%         3.8%        8.4%        3.0%        5.2%        6.3%

CONSOLIDATED CASH FLOW DATA (AS CORRECTED):
Net Cash Flow ...............................    14,157      (8,982)     (3,183)        657         337      10,388        (619)
Cash flow from operations ...................    (2,086)    (11,382)      1,112       1,793         783       2,050       1,206
Cash flow from investing activities .........    (2,516)     (3,616)     (1,453)       (345)       (356)       (514)       (585)
Cash flow from financing activities .........  $ 18,759    $  6,016    $ (2,842)   $   (791)   $    (90)   $  8,852    $ (1,240)
Quick Ratio (Cash & A/R / current liablities)     114.1%      209.0%       53.4%       33.8%       30.9%       40.6%       71.9%
% cash from Operations to current liabilities    -10.8%     -101.9%         7.5%        8.0%        3.0%        8.4%       14.0%
% cash from Operations to Debt ..............     -9.8%      -43.4%         3.8%        7.5%        2.8%        6.0%        5.8%

                                  ATTACHMENT B

                            TALON INTERNATIONAL, INC.

                          ANNUAL REPORT ON FORM 10-K/A

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-K/A

                                (AMENDMENT NO. 2)

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

[_] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                         Commission file number 1-13669

                              TAG-IT PACIFIC, INC.
             (Exact Name of Registrant as Specified in Its Charter)

            DELAWARE                                           95-4654481
(State or Other Jurisdiction of                             (I.R.S. Employer
 Incorporation or Organization)                             Identification  No.)

                       21900 BURBANK BLVD., SUITE 270
                         WOODLAND HILLS, CALIFORNIA              91367
                  (Address of Principal Executive Offices)    (Zip Code)

                                 (818) 444-4100
              (Registrant's Telephone Number, Including Area Code)

           Securities registered pursuant to Section 12(b) of the Act:

     TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH REGISTERED
     -------------------               -----------------------------------------
COMMON STOCK, $.001 PAR VALUE                   AMERICAN STOCK EXCHANGE

           Securities registered pursuant to Section 12(g) of the Act:

                                      NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                              Yes [_]     No [X]

Indicate by check mark if the registration is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [_] No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days.

                              Yes [X]     No [_]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer [_]   Accelerated filer [_]    Non-accelerated filer [X]

Indicate by check mark whether the  registrant is a shell company (as defined in
Rule 12b-2 of the Act).       Yes [_]     No [X]

At June 30, 2006 the aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant was $12,147,000. At April 10, 2007 the issuer had 18,466,433 shares of Common Stock, $.001 par value, issued and outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE
None.

================================================================================

                                EXPLANATORY NOTE

         This Amendment No. 2 to Form 10-K on Form 10-K/A (this "Amendment") amends Talon International, Inc.'s (formerly, Tag-It Pacific, Inc.) (the "Company") Annual Report on Form 10-K for the fiscal year ended December 31, 2006, originally filed on April 12, 2007, and amended by Amendment No. 1 to Form 10-K on Form 10-K/A filed on April 30, 2007 (as amended, the "Original Filing"). The Company is filing this Amendment to amend the disclosure contained in Item 3, Item 6, Item 7, Item 8, Item 9A and Item 15 of the Original Filing.

         Except as described above, no other changes have been made to the Original Filing. This Amendment continues to speak as of the date of the
Original Filing, and the Company has not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Filing. In this Amendment, unless the context indicates otherwise, the terms "Company," "we," "us," and "our" refer to Talon International, Inc. and its subsidiaries.

ITEM 3.       LEGAL PROCEEDINGS

         On October 12, 2005, a shareholder class action complaint-- HUBERMAN V. TAG-IT PACIFIC, INC., ET AL., Case No. CV05-7352 R(Ex)--was filed against us and certain of our current and former officers and directors in the United States District Court for the Central District of California alleging claims under
Section 10(b) and Section 20 of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. The action is brought on behalf of all purchasers of our publicly-traded securities during the period from November 14, 2003 to August 12, 2005. On January 23, 2006 the court heard competing motions for appointment of lead plaintiff/counsel and appointed Seth Huberman as lead plaintiff. The lead plaintiff thereafter filed an amended complaint on March 13, 2006. The amended complaint alleges that defendants made false and misleading statements about the company's financial situation and its relationship with certain of its large customers during a purported class period between November 13, 2003 and August 12, 2005. It purports to state claims under Section 10(b)/Rule 10b-5 and Section 20(a) of the Securities Exchange Act of 1934. The Company filed a motion to dismiss the amended complaint, which motion was denied by the court on July 17, 2006. On December 21, 2006 the court established a trial date of May 1, 2007 and ordered completion of discovery by March 19, 2007. On February 20, 2007 the court denied class certification. Plaintiff has moved the court to reconsider the ruling, and also to intervene a new plaintiff to pursue class certification. Both of those motions were denied on April 2, 2007. In addition, the same day, the Court granted Defendants' motion for summary judgment, and it is anticipated that the Court will enter a judgment in favor of all Defendants shortly. It is possible that Plaintiff will appeal the summary judgment and class certification rulings. We believe that this matter will be resolved in trial or in settlement within the limits of our insurance coverage, however the outcomes of this action or an estimate of the potential losses, if any, related to the lawsuit cannot be reasonably predicted, and an adverse resolution of the lawsuit could potentially have a material adverse effect on our financial position and results of operations.

         On April 16, 2004 we filed suit against Pro-Fit Holdings, Limited ("Pro-Fit") in the U.S. District Court for the Central District of California -- TAG-IT PACIFIC, INC. V. PRO-FIT HOLDINGS, LIMITED, CV 04-2694 LGB (RCx) -- asserting various contractual and tort claims relating to our exclusive license and intellectual property agreement with Pro-Fit, seeking declaratory relief, injunctive relief and damages. It is our position that the agreement with Pro-Fit gives us the exclusive rights in certain geographic areas to Pro-Fit's stretch and rigid waistband technology. On September 17, 2004, Pro-Fit filed an answer denying the material allegations of the complaint and filed counterclaims alleging various contractual and tort claims seeking injunctive relief and damages. We filed a reply denying the material allegations of Pro-Fit's pleading. Pro-Fit has since purported to terminate the exclusive license and intellectual property agreement based on the same alleged breaches of the agreement that are the subject of the parties' existing litigation, as well as on an additional basis. On February 9, 2005, and again on June 16, 2005, we amended our pleadings in the litigation to assert additional breaches by Pro-Fit of its obligations under the agreement and under certain additional letter agreements, and for a declaratory judgment that Pro-Fit's patent No. 5,987,721 is invalid and not infringed by us. Thereafter, Pro-Fit filed an amended answer and counterclaims denying the material allegations of the amended complaint and alleging various contractual and tort claims seeking injunctive relief and damages. Pro-Fit further asserted that we infringed its United States Patent Nos. 5,987,721 and 6,566,285. We filed a reply denying the substantive allegations of the amended counterclaims. On June 5, 2006 the Court denied our motion for partial summary judgment holding that summary adjudication that we did not breach our agreement with Pro-Fit by engaging in certain activities in Columbia was not appropriate. The Court also held that Pro-Fit was not "unwilling or unable" to fulfill orders by refusing to fill orders with goods produced in the United States. The Court did not find that we breached our agreement with Pro-Fit and a trial is required to determine issues concerning our activities in Columbia and whether other actions by Pro-Fit constituted an unwillingness or inability to fill orders. As a result of a change in the law, we dismissed our antitrust claims against Pro-Fit. The court has not yet set a date for trial of this matter. We have derived a significant amount of revenue from the sale of products incorporating the stretch waistband technology, and our business, results of operations and financial condition could be materially adversely affected if the dispute with Pro-Fit is not resolved in a manner favorable to us. Additionally, we have incurred significant legal fees in this litigation, and unless the case is settled, we will continue to incur additional legal fees in increasing amounts as the case accelerates to trial.

         We have agreements with our foreign subsidiaries that provide for royalty payments to the U.S. parent company for the sales of products carrying the TALON(R) brand name, and that also provide for a cost sharing arrangement associated with various corporate administrative and operations support costs. These agreements may give rise to inquiries and possible disputes by the foreign taxing authority, resulting in the possible disallowance of some of these costs and potentially resulting in higher foreign income taxes than has been provided. We believe that our basis of charging these royalties and its allocation of costs to foreign subsidiaries is appropriate under the various taxing agency laws, and that any disagreement or disallowance regarding such costs will not have a material affect on the financial statements of the Company. A subsidiary, Tag-It de Mexico, S.A. de C.V., has operated under the Mexican government's Maquiladora Program, which entitles Tag-It de Mexico to certain favorable treatment as respects taxes and duties regarding certain imports. In July of 2005, the Mexican Federal Tax Authority asserted a claim against Tag-It de Mexico alleging that certain taxes had not been paid on imported products during the years 2000, 2001, 2002 and 2003. In October of 2005, we filed a procedural opposition to the claim and submitted documents to the Mexican Tax Authority in opposition to this claim, supporting our position that the claim was without merit. The Mexican Federal Tax Authority failed to respond to the opposition filed, and the required response period by the Tax Authority has lapsed. In addition, a controlled entity incorporated in Mexico (Logistica en Avios, S.A. de C.V.) through which we conducted our operations in 2005, may be subjected to a claim or claims from the Mexican Tax Authority, as identified directly above, and additionally to other tax issues, including those arising from employment taxes. We believe that any such claim is defective on both procedural and documentary grounds and is without merit. An estimate of the possible loss or range of loss if any associated with these matters cannot be made at this time. We do not believe these matters will have a material adverse affect on us.

         We currently have pending a number of other claims, suits and complaints that arise in the ordinary course of our business. We believe that we have meritorious defenses to these claims and that the claims are either covered by insurance or, after taking into account the insurance in place, would not have a material effect on our consolidated financial condition if adversely determined against us.

                                     PART II


ITEM 6.       SELECTED FINANCIAL DATA

         The following selected financial data is not necessarily indicative of our future financial position or results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included in Item 8, "Financial Statements and Supplementary Data" of this Report on Form 10-K.

                                                                           YEARS ENDED DECEMBER 31,
                                                                     (In thousands except per share data)
                                                              2002        2003(1)   2004(1,2)    2005(1)      2006
                                                         ------------ ---------- ----------- ----------- --------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenue......................................      $   60,073   $  64,443  $   55,109  $   47,331  $   48,825
Income (loss) from operations......................      $    3,044   $ (5,881)  $ (14,482)  $ (27,098)  $    1,332
Net income (loss)..................................      $    1,496   $ (4,745)  $ (17,609)  $ (29,538)  $      309
Net income (loss) per share - basic................      $     0.14   $  (0.46)  $   (1.02)  $   (1.62)  $     0.02
Net income (loss) per share - diluted..............      $     0.14   $  (0.46)  $   (1.02)  $   (1.62)  $     0.02
Weighted average shares outstanding - basic........           9,232      10,651      17,316      18,226      18,377
Weighted average shares outstanding - diluted......           9,531      10,651      17,316      18,226      18,956

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..........................      $      285   $  14,443  $    5,461  $    2,277  $    2,935
Total assets.......................................      $   54,055   $  67,770  $   56,448  $   30,321  $   25,694
Capital lease obligations, line of credit and notes
   payable ........................................      $   21,263   $  11,759  $   18,792  $   16,001  $   16,214
Convertible redeemable preferred stock.............      $    2,895   $   2,895  $        -  $        -  $        -
Stockholders' equity...............................      $   18,467   $  43,564  $   30,195  $      912  $    1,686
Total liabilities and stockholders' equity.........      $   54,055   $  67,770  $   56,448  $   30,321  $   25,694

PER SHARE DATA:
Net book value per common share....................      $     1.98   $    3.79  $     1.66  $     0.05  $     0.09
Common shares outstanding..........................           9,320      11,508      18,171      18,241      18,466

----------------------

(1) We incurred restructuring costs of $6.4 million, $.4 million, and $7.7 million during the years ended December 31, 2005, 2004 and 2003, respectively.

(2) We incurred net charges of $4.3 million from the write-off of obligations due from a former major customer and other fourth quarter adjustments totaling $9.5 million during the year ended December 31, 2004.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The following management's discussion and analysis is intended to assist the reader in understanding our consolidated financial statements. This discussion is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and accompanying notes.

         Tag-It Pacific, Inc. designs, sells, manufactures and distributes apparel zippers, specialty waistbands and various apparel trim products to manufacturers of fashion apparel, specialty retailers and mass merchandisers. We sell and market these products under various branded names including TALON and TEKFIT. We operate the business globally under three product groups.

         We plan to increase our global expansion of TALON zippers through the establishment of a network of Talon owned sales, distribution and manufacturing locations, distribution relationships and joint ventures. The network of these distributors and manufacturing joint ventures, in combination with TALON owned and affiliated facilities under the TALON brand, is expected to improve our time-to-market by eliminating the typical setup and build-out phase for new manufacturing capacity throughout the world, and by sourcing, finishing and distributing to apparel manufacturers in their local markets.

         We have structured our trim business to focus as an outsourced product development, sourcing and sampling department for the most demanding brands and retailers. We believe that trim design differentiation among brands and retailers has become a critical marketing tool for our customers. By assisting our customers in the design, development, sampling and sourcing of trim, we expect to achieve higher margins for our trim products, create long-term relationships with our customers, grow our sales to a particular customer by supplying trim for a larger proportion of their brands, and better differentiate our trim sales and services from those of our competitors. We plan to aggressively expand our trim business globally, so we may better serve our apparel factory customers in the field, in addition to our brand and retail customer. We believe we can lead the industry in trim sourcing by having both an intimate relationship with our brand and retail customers, and having a distributed service organization to serve our factory customers (those that manufacture for the apparel brand and retailers) globally.

         Our TEKFIT services provide manufacturers with the patented technology, manufacturing know-how and materials required to produce pants incorporating an expandable waistband. These products were previously produced by several manufacturers for one single brand. In October 2006 our exclusive supply contract with this brand expired. With the expiration of this exclusive contract we now have broader access to other customers and we intend to actively expand this product offering to other brands. Orders have already been placed by a new brand customer in October 2006 as a result of these efforts. However sales to the previous brand are expected to decline significantly in 2007 and orders from new brands are not expected to fully offset these declines in the near term. Consequently, we expect sales and earnings contributions from this product line to decline significantly for at least the first half of 2007; though we believe our sales of this product will grow subsequently as we market our products to new customers throughout the year.

         Our efforts to expand this product offering to other customers have also been limited by a licensing dispute. As described more fully in this report under Item 3. "Legal Proceedings", we are presently in litigation with Pro-Fit Holdings Limited related to our exclusively licensed rights to sell or sublicense stretch waistbands manufactured under Pro-Fit's patented technology.

         The revenues we derive from the sale of products incorporating the stretch waistband technology, represented approximately 19% of our consolidated revenues for the years ended December 31, 2006 and 2005, and 25% in 2004; accordingly the results of operations and financial condition could be materially adversely affected if our dispute with Pro-Fit is not resolved in a manner favorable to us, or if we are unsuccessful in securing new customers to replace the revenues previously generated by the single brand.

         In an effort to better align our organizational and cost structures with its future growth opportunities, in August 2005 our Board of Directors adopted a restructuring plan that was substantially completed by December 31, 2005. The plan included restructuring our global operations by eliminating redundancies in our Hong Kong operation, closing our facilities in Mexico, and closing our North Carolina manufacturing facility. We have also refocused our sales efforts on higher margin products, which may result in lower net sales initially as we focus on acquiring high quality customers, and decrease our customer concentration. As a result of this restructuring, we now operate with fewer employees and will have lower associated operating and distribution expenses.

         During 2005, we recorded charges in connection with this restructuring plan in accordance with SFAS No. 146 (as amended), "Accounting for Costs Associated with Exit or Disposal Activities." In addition, the restructuring plan resulted in the carrying value of certain long-lived assets, primarily equipment, being impaired. Accordingly, in 2005 we recorded a charge to recognize the impairment of these assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

         Our North Carolina manufacturing facility has been classified as "Fixed assets held for sale" in our consolidated financial statements. Management has committed to sell the asset and has listed the property for sale with a commercial real estate agent. We believe the sale of the asset is probable and that the sale is expected to be completed within one year. The major components of manufacturing equipment used in this plant to manufacture zippers are not classified as assets held for sale since management intends to re-deploy this equipment in the manufacture of TALON zippers through investment or sale of this equipment to distributors of TALON zippers. This equipment is separately identified as idle equipment as a component of "Property and Equipment". See "Notes to consolidated financial statements," Note 1.

         Restructuring costs recorded in the third quarter of 2005 were $6.2 million. Additional restructuring costs of $0.2 million were incurred in the fourth quarter of 2005. Total restructuring costs in 2005 were $6.4 million. These costs include $3.4 million of inventory write-downs charged to cost of goods sold; $2.2 million for the impairment of long-lived assets (primarily machinery and equipment), $0.2 million of one-time employee termination benefits and other costs of $0.2 million which were charged to operating expenses. In addition, an impairment charge to goodwill of $0.4 million was recorded. This goodwill was associated with an acquisition made to benefit our Central and South American operations. Since these operations were closed during 2005, the goodwill was impaired and written off. As a result of the restructuring, the Company expected to reduce general and administrative operating costs by approximately 25% to 30%, or $5.0 to $6.0 million on an annualized basis. Initial savings anticipated during the fourth quarter of 2005 were expected to be approximately $1.0 million offset by $0.8 million in costs to implement the restructuring including a $0.4 million write-off of goodwill. During fiscal year 2006 general and administrative expense savings, principally as a result of the restructuring, were approximately $4.4 million. The initial savings were slightly less than anticipated in the restructuring plan due to necessary outside consulting and temporary employee costs occurring due to the staff reductions. During the first quarter of 2004, we incurred and recorded residual restructuring charges of $0.4 million from a restructuring plan implemented in 2003.

         In 2004, following negotiations with Tarrant Apparel Group, a former customer, we determined that a significant portion of the obligations due from this customer were uncollectible. Accordingly, included in general and administrative expenses for 2004 are charges of $4.3 million related primarily to the write-down of this receivable and leaving a remaining balance receivable from this customer of $4.5 million. An affiliate of the customer repaid the $4.5 million receivable balance over the period from May through December 2005. In addition to this $4.3 million write-down in 2004, we also recorded an accounts receivable reserve of $5.0 million (or 9.1% of net sales) in the fourth quarter of 2004 based on management's estimate of the collectibility of accounts receivable primarily related to two other customers.

         Our bad debt expense for the year ended December 31, 2005 includes reserves of $3.6 million recorded in the second quarter of 2005 based on management's estimate at the time of the collectibility of accounts receivable from one customer. The fourth quarter of 2005 includes charges of $0.6 million representing the present value discount of a subsequent note received in 2006 in exchange for that same customer's accounts receivable. Bad debt expense also includes a write-off in the third quarter of $1.8 million principally associated with a single customer.

         In connection with our 2005 restructuring plan, we recorded an inventory write-down of $3.4 million in the third quarter of 2005. During the fourth quarter of 2004, we recorded inventory write-downs totaling $2.5 million based on management's estimate of the net realizable value of certain inventories.

         In 2004, we incurred net operating losses and increased our valuation allowance for deferred tax assets to reduce our net deferred tax asset from $2.8 million to $1.0 million. The decrease in the net deferred tax asset resulted in a charge of $1.8 million against the provision for income taxes in the fourth quarter of 2004. In 2005, we further reduced the net carrying value of the deferred tax asset to zero, resulting in an addition to the provision for income taxes of $1.0 million for the year ended December 31, 2005.

RESULTS OF OPERATIONS

         NET SALES

         For the years ended December 31, 2006, 2005, and 2004, total sales by geographic region based on customer delivery locations were as follows (amounts in thousands):

                               2006     CHANGE       2005     CHANGE       2004
                             -------   -------     -------   -------     -------

United States ............   $ 5,287       (41)%   $ 8,903        85%    $ 4,823
Asia .....................    28,975        45      20,005        57      12,786
Mexico ...................     2,476       (71)      8,526       (60)     21,453
Dominican Republic .......     9,138        54       5,915       (39)      9,678
Other ....................     2,949       (26)      3,982       (38)      6,369
                             -------   -------     -------   -------     -------
    Total ................   $48,825         3%    $47,331       (14)%   $55,109
                             =======   =======     =======   =======     =======


          The net revenues for the three primary product groups is as follows:

                                               Year Ended December 31,
                                     -------------------------------------------
                                         2006            2005            2004
                                     -----------     -----------     -----------
Product Group Net Revenue:
     Talon zipper ..............     $17,005,203     $13,593,479     $12,712,689
     Trim ......................      22,502,947      24,788,397      28,805,347
     Tekfit ....................       9,316,852       8,949,300      13,591,445
                                     -----------     -----------     -----------
                                     $48,825,002     $47,331,176     $55,109,481
                                     ===========     ===========     ===========


         Sales are influenced by a number of factors, including demand, pricing strategies, foreign exchange effects, new product launches and indications, competitive products, product supply, and acquisitions. See Item 1 "Business" for a discussion of our principal products.

         Sales in 2006 increased modestly from 2005 as a net result of a substantial decline within selected markets offset by large increases in other geographical markets. Sales, principally of Trim products, to customers in Mexico declined sharply in 2006 from 2005 ($6.0 million) as the industry shift of apparel production from Latin America to Asia continued from 2005, from the discontinuance of approximately $4.0 million in sales of products from 2005, and as we completed the closure of our assembly and distribution operations within Mexico. Total Trim product sales declined by approximately $2.3 million in 2006 as compared to 2005 as a consequence of the reductions from Mexico and the U.S. described above offset by increased sales in Asia and the Dominican Republic resulting mainly from the shift in industry trends. Sales of TALON products to customers within the U.S. also declined significantly (approximately $3.6 million) as a result of the industry shift of apparel production and as a result of our closure of our manufacturing facility in North Carolina during the third quarter of 2005. The decline of Talon product sales from the North and Central American regions was substantially offset by the shifting of this production to manufacturers within Asia, and our expansion of operations with customers in this region, resulting in a net increase in Talon product sales for 2006 over 2005 of approximately $3.4 million. Additionally, expanded demand by our exclusive customer for the TEKFIT waistband also resulted in an increase of approximately $0.4 million in 2006 over 2005 in our sales to the Dominican Republic, where the principal manufacturers of this product are located, and sales of Trim products into this region increased as key customer sales shifted out of the Mexico marketplace to this region. Sales within Other geographical regions also reflect the worldwide shifting of apparel production to Asia.

         The net decrease of sales in 2005 was primarily due to a decrease in sales to our customers in Mexico of Trim products and, to a lesser extent, TALON zippers, resulting from the industry shift of apparel production from Latin America to Asia, and due to the restructuring in the third quarter of 2005 which disrupted sales in the Mexico regions as we prepared for a shift of operations to Asia. Sales in Asia of our Trim products and Talon zippers increased significantly during 2005 partially offsetting the declines from the Mexico and the Latin American regions for the Trim products and resulting in a net gain in Talon product sales overall. We responded to these market changes in 2005 with the implementation of a restructuring plan that included reducing our operations in Mexico and focusing our efforts on the market in Asia. Sales of our TEKFIT waistband decreased in 2005 because of lower demand from our exclusive customer for this product. During 2005, we continued our plan to decrease reliance on two significant customers in Mexico. These two customers contributed approximately $7.7 million or 16.3% of revenues for the year ended December 31, 2005.

         COST OF GOODS SOLD AND SELECTED OPERATING EXPENSES

         The following table summarizes cost of goods sold and selected operating expenses for the years ended December 31, 2006, 2005, and 2004 (amounts in thousands):

                                       2006        CHANGE        2005       CHANGE        2004
                                     --------     --------     --------    --------     --------
Sales ............................   $ 48,825            3%    $ 47,331         (14)%   $ 55,109
                                     --------     --------     --------    --------     --------
Cost of goods sold ...............     34,356          (27)%     47,070           5%      44,814
    % of sales ...................         70%        --             99%       --             81%
                                     --------     --------     --------    --------     --------
Selling expenses .................      2,778           (5)%      2,929           1%       2,899
    % of sales ...................          6%        --              6%       --              5%
                                     --------     --------     --------    --------     --------
General and administrative expense     10,873          (32)%     16,098          23%      13,047
    % of sales ...................         22%        --             34%       --             24%
                                     --------     --------     --------    --------     --------
Bad debt expense (recoveries) ....       (513)        (109)%      5,858         (30)%      8,416
                                     --------     --------     --------    --------     --------
                                            1%        --             12%       --             15%
                                     --------     --------     --------    --------     --------
Restructuring charges ............          0         (100)%      2,474         496%         415
    % of sales ...................          0%        --              5%       --              1%
                                     --------     --------     --------    --------     --------


         COST OF GOODS SOLD

         Cost of goods sold for the year ended December 31, 2006 declined 27% from 2005 as the result of a number of the actions we implemented in connection with our 2005 restructuring plan, and as a result of our focus on higher margin product sales and continued efforts to reduce costs worldwide. Cost of goods sold in 2006 declined by approximately $4.8 million (10.3%) from 2005 as a result of higher direct margins on products sold; by approximately $1.9 million (4.0%) from lower freight & duty charges as a result of relocating our operations closer to our customers in Asia; by a reduction in inventory adjustments and obsolescence of $1.6 million (3.5%) due primarily to inventories located at our Mexico production operations; by the elimination of $3.4 million (7.3%) in restructuring charges incurred in 2005; and by approximately $1.8 million (3.8%) from reductions in manufacturing and overhead charges as a result of reduced employee related costs and operating expenses of our North Carolina and Mexico operations; offset by increases of approximately $0.8 million (1.8%) on higher sales volumes.

         Cost of goods sold increased 5% for the year ended December 31, 2005 primarily due to a $3.4 million (7.7%) write-down of inventory in connection with the 2005 restructuring plan, and an increase in our inventory obsolescence reserve of $2.1 million (4.7%), including $0.5 million in the fourth quarter of 2005. Cost of sales also increased as a percentage of sales due to unabsorbed overhead costs incurred in our North Carolina manufacturing facility and charges of approximately $0.2 million (0.5%) associated with unrealized charge-backs recorded in the second quarter of 2005 and $0.6 million (1.3%) in credits issued to customers during the first quarter for defective products received from a major supplier. Cost of goods sold declined by approximately $4.1 million (9.1%) as a result of the decline in revenue from 2004 to 2005.

         Cost of goods sold for the year ended December 31, 2004, included inventory write-downs totaling $2.7 million (5% of net sales) recorded in the fourth quarter of 2004 based on management's estimate of the net realizable value of certain inventory.

         SELLING EXPENSES

         Selling expense for the year ended December 31, 2006 decreased $0.2 million (5.0%) from 2005 as a result of lower travel and entertainment costs of $0.3 million; lower legal costs of $0.3 million; and other employee benefit and administrative cost reductions of approximately $0.1 million; offset by increases in sales commissions of approximately $0.3 million and increased spending for sales and marketing programs of $0.2 million. Selling expenses increased 1.0% for the year ended December 31, 2005 because we were unable to reduce expenses in direct proportion to the decrease in sales. In 2004, selling expenses represented 5% of net sales, and included $0.4 million in royalty expense related to the intellectual property rights agreement with Pro-Fit.

         GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative expenses for the year ended December 31, 2006 decreased $5.2 million or 32% from 2005. $0.5 million of the reduction from 2005 was the result of the write-off of goodwill primarily associated with closed operations;, reductions in legal costs by $1.9 million principally as a reduction of our costs associated with the ProFit litigation; lower employee and benefit costs by $1.9 million from reduced employment levels; reduced facility costs of $0.6 million; and reductions in other administrative and travel costs of $1.4 million; offset by approximately $0.7 million in increased professional and audit fees as we changed auditors and utilized more professional consultants in lieu of full time regular employees; and stock based compensation expense of $0.4 million associated with the implementation of FAS 123(R).

         General and administrative expenses increased approximately $3.0 million (23%) in 2005 compared to 2004. This increase in general and administrative expenses resulted from higher legal expenses of approximately $3.5 million related primarily to the Pro-Fit litigation, and an impairment charge to goodwill of $0.5 million incurred in connection with the 2005 restructuring plan; offset by reductions of approximately $1.0 million associated with lower employment levels and related costs in connection with the restructuring plan.

         Included in general and administrative expenses for the year ended December 31, 2004 are charges of $4.3 million related primarily to the write-down of receivables due from one customer. We also recorded an accounts receivable reserve of $5.0 million (or 9% of net sales) in the fourth quarter of 2004 based on management's estimate of the collectibility of accounts receivable primarily related to two other customers. In the first quarter of 2004, we incurred additional restructuring charges of $0.4 million related to the final residual costs associated with our restructuring plan implemented in the fourth quarter of 2003.

         BAD DEBT EXPENSE

         Bad debt expenses for the year ended December 31, 2006 reflected a net recovery of $0.5 million as compared to bad debt expenses of $5.9 million for the year ended December 31, 2005. The bad debt recoveries in 2006 represent collections of accounts written-off in prior years as uncollectible, and the 2005 expense is primarily related to outstanding unsettled receivables from a former customer. Bad debt expense in 2004 were $8.4 million, and include charges of $4.3 million related primarily to the write-down of receivables due from one customer; recovery of approximately $1.4 associated with a customer account written-off in 2003 and settled in 2004; and provisions of $5.5 million ($5.0 million, or 9% of net sales, recorded in the fourth quarter of 2004 based on management's estimate of the collectability of accounts receivable primarily related to two other customers).

         RESTRUCTURING CHARGES

         Restructuring costs in 2005 were the result of the adoption of our 2005 restructuring plan. Restructuring costs recorded in the third quarter of 2005 were $6.2 million. Additional costs of $0.2 million were incurred in the fourth quarter of 2005. Total restructuring costs of $6.4 million were recorded in the Consolidated Statement of Operations for the year ended December 31, 2005 as follows (in millions):

                 Cost of goods sold ........................    $ 3.4
                 Operating expenses:
                    General & administrative expenses ......      0.5
                    Restructuring charges ..................      2.5
                                                                ------
                 Total restructuring costs .................    $ 6.4
                                                                ======


         During the first quarter of 2004, we incurred restructuring charges of $0.4 million for final residual costs associated with our 2003 restructuring plan.

     INTEREST EXPENSE AND INTEREST INCOME

         Interest expense of $1,357,000 for the year ended December 31, 2006 decreased approximately $89,000 from $1,446,000 during 2005 as a result of lower average debt levels in 2006 compared to 2005. For both years ended December 31, 2006 and 2005, interest expenses included $311,000 in amortized deferred financing charges related primarily to the secured convertible notes payable. Interest income for the year ended December 31, 2006 of $368,000 increased approximately $302,000 from $66,000 during 2005 related primarily to the note receivable discussed in Note 2 to the consolidated financial statements.

         Interest expense increased for the year ended December 31, 2005 approximately $594,000 (or 64%) to $1,446,000 from $882,000 for 2004. The increase in interest expense was primarily due to higher debt levels associated with the $12.5 million 6% secured convertible notes payable dated November 2004, the $0.8 million 6.5% mortgage note payable to First National Bank dated June 2004, and the $0.9 million 6.5% equipment note payable to First National Bank dated November 2004 which were outstanding for the entire year in 2005 compared to a partial year in 2004; partially offset by the repayment of a remaining $1.4 million due pursuant to a note payable and a reduction in amounts due to factor in 2005. Included in interest expense for the years ended December 31, 2005 and 2004 was $311,000 and $45,000, respectively, in amortized deferred financing charges related primarily to the secured convertible notes payable. Interest income for the years ended December 31, 2005 and 2004 was $66,000 and $32,000, respectively.

         INCOME TAXES

         Income tax provisions for the year ended December 31, 2006 principally include a royalty tax from the Inland Revenue Department in Hong Kong applicable to 2005, net of an estimated tax benefit for 2006 foreign losses and minimum federal and state filing fees.

         The provision for income taxes for the year ended December 31, 2005 principally reflects the elimination of the net deferred tax asset in 2005 of $1.0 million, and estimated foreign taxes. Based on the Company's net operating losses, there is not sufficient evidence to determine that it is more likely than not that the Company will be able to utilize its net operating loss carry forwards to offset future taxable income.

         The provision for income taxes was $2.3 million for the year ended December 31, 2004 .The income tax provision primarily reflects a charge of $1.8 million as a result of a decrease in the value of net deferred tax assets, and foreign income taxes of $0.5 million on foreign earnings.

LIQUIDITY AND CAPITAL RESOURCES

     The  following  table  summarizes   selected  financial  data  (amounts  in
thousands):

                                                     DECEMBER 31,   DECEMBER 31,
                                                         2006           2005
                                                     ------------   ------------

Cash and cash equivalents ........................   $      2,935   $      2,277
Total assets .....................................         25,694         30,321
Current debt .....................................         22,471         14,851
Non-current debt .................................          1,536         14,558
Stockholders' equity .............................          1,686            912


     CASH AND CASH EQUIVALENTS

         Our cash is held with financial institutions. Substantially all of the balances at December 31, 2006 and 2005 are in excess of federally insured limits. As of December 31, 2006 and 2005 we had restricted cash balances of $50,000 related to cash collateral for a letter of credit with Wells Fargo Bank.


     FINANCING ARRANGEMENTS

         The Company currently does not have an active financing arrangement to provide for working capital requirements and cash provided by operating activities is our only recurring source of funds. We financed building, land and equipment purchases through notes payable and capital lease obligations expiring through June 2011. These obligations bear interest at rates of 6.5% and 6.6% per annum, and under these obligations, we are required to make monthly payments of principal and interest. In June 2006 we entered into a note payable with our legal counsel in exchange for legal fees outstanding to this firm related to our Pro-Fit litigation. The note agreement provides for monthly payments against the note in amounts equal to payments we receive from our note receivable until such time as the note is paid in full. The note receivable is fully pledged as collateral against this note payable.

         A factoring agreement for the purchase of eligible receivables from our Hong Kong subsidiary exists with East Asia Heller, wherein the factor purchases our eligible accounts receivable and may assume the credit risk with respect to those accounts for which the factor has given its prior approval. If the factor does not assume the credit risk for a receivable, the collection risk associated with the receivable remains with us. The agreement provides for us to pay a fixed commission rate and for us to borrow up to 80% of eligible accounts receivable. Interest is charged at 1.5% over the Hong Kong Dollar prime rate. However, during 2005 and 2006 the factor declined to advance funds to us under this agreement. Accordingly, no outstanding advances as of December 31, 2006 and 2005 existed.

         In 2005, we entered into a letter of credit with Wells Fargo Bank. This letter of credit provides for a maximum of $50,000, expires in June 2007 and is secured by cash on hand managed by Wells Fargo Bank. At December 31, 2006, outstanding letters of credit under the Wells Fargo facility were $50,000. This letter is pledged as collateral for a bond posted in connection with our litigation with Todo Textile, S. A. in which a settlement agreement was reached in 2006. Upon release of the bond held by the court in this matter, the letter of credit will be released and the settlement amount of $40,000 paid from the proceeds.

         The outstanding balance of our demand notes payable to related parties at December 31, 2006 and 2005 was $665,000. Included is a $500,000 convertible secured promissory note payable with interest at 11% payable quarterly. The note is due on demand and is convertible into common stock at the election of the holder at a rate of $4.50 per share. The remaining demand notes totaling $165,000 bear interest at 0%-10%, have no scheduled monthly payments, and are due within fifteen days from demand.

     CASH FLOWS

         The following table summarizes our cash flow activity for the years ended December 31, 2006, 2005, and 2004 (amounts in thousands):

                                                         2006        2005        2004
                                                       --------    --------    --------
Net cash provided by (used in) operating activities    $  1,794    $  1,112    $(11,382)
Net cash used in investing activities ..............       (345)     (1,454)     (3,616)
Net cash provided by (used in) financing activities        (791)     (2,841)      6,016
Net increase (decrease) in cash and cash equivalents        657      (3,183)     (8,982)

     OPERATING ACTIVITIES

         Cash and cash equivalents for the year ended December 31, 2006 increased by $0.7 million from December 31, 2005 principally arising from cash generated by operating activities, net of payments on notes payable and capital leases.

         Cash provided by operating activities is our only recurring source of funds and was $1.8 million for the year ended December 31, 2006. The cash generated by operating activities during 2006 resulted primarily from net earnings (before non-cash expenses) of approximately $2.3 million; reductions in inventory net of applied reserves of $2.5 million; $1.0 million in reductions in accounts receivable net of reserves applied, and approximately $0.6 million in collections on the note receivable; net of reductions in accounts payable of $2.6 million; repayments on notes payable of $0.9 million and reductions in other liabilities, net of approximately $1.2 million. The note receivable collections are associated with unsettled accounts receivable from a former customer converted into a note receivable in early 2006. The repayments on the notes payable are principally associated with previously accrued legal expenses converted into a note payable in May of 2006. Payments on the note payable are made from collections received from the note receivable which is pledged to the note payable. These notes are non-recurring settlements associated primarily with sales and expenses from 2005 and prior transactions. See notes to consolidated financial statements, Note 2 - "Accounts and Note Receivable" and
Note 6 - "Notes Payable."

         The net decrease in inventory of $2.5 million reflects the Company's efforts to dispose of and lower slower-moving and obsolete inventory components. The cost of net inventories eliminated during the year was $8.6 million, and reserves applicable to this inventory of $6.1 million were applied to these dispositions. Accounts receivable for the year ended December 31, 2006 declined by $2.1 million primarily as a result of improved collections and faster turns of accounts receivable, and by approximately $0.7 million in accounts written-off. Accounts receivable reserves declined by $1.1 million from the write-off of uncollectible accounts and by approximately $0.4 million from the collection of accounts reserved for in prior years. In addition, during 2006 collections of accounts written-off in prior years was $0.5 million.

         The increase in cash provided by operating activities during the year ended December 31, 2005 resulted from, among other changes, a $10.6 million decrease in accounts receivable, including the collection of a $4.5 million receivable from one customer; a $3 million increase in accounts payable; a $2.8 million decrease in inventories; a $2.1 million increase in accrued legal costs; substantially offset by a net loss of $29.5 million.

         At December 31, 2005, accounts receivable from Azteca Productions International ("Azteca"), a significant customer, was approximately $10,968,000 less a reserve of $7,528,000, totaling $3,440,000, net. In February 2006, the Company accepted a note agreement from Azteca which provides for total payments including principal and interest of $4.0 million in exchange for the net outstanding accounts receivable balance. The balance of the note receivable at December 31, 2005 of $3,440,000 reflects a $560,000 charge to discount the note, using a 10.5% discount rate, to its net present value. The Azteca accounts receivable, net at December 31, 2005 was reclassified on the accompanying consolidated balance sheets to note receivable to reflect this subsequent settlement.

         The decrease in cash provided by operations for 2004 resulted primarily from a net loss of $17.6 million together with a net increase of $7.6 million in accounts receivable due primarily to slower customer collections of receivables during the year. This decrease was partially offset by a $4 million net increase in the allowance for doubtful accounts and a $7.8 million decrease in inventories.

     INVESTING ACTIVITIES

         Net cash used in investing activities for the year ended December 31, 2006 and 2005 consisted of capital expenditures of $0.3 million and $1.5 million, respectively for leasehold improvements and equipment purchases.

         Net cash used in investing activities for the year ended December 31, 2004 consisted of capital expenditures of $3.6 million for computer equipment, the purchase of additional TALON zipper equipment and building, land and leasehold improvements related to the TALON manufacturing facility in North Carolina. The building and land purchase of the TALON manufacturing facility was reported as a non-cash financing transaction.

     FINANCING ACTIVITIES

         Net cash used in financing activities for the years ended December 31, 2006 and 2005 reflects the repayment of notes payable and capital lease obligations. In 2005 cash used in financing activities also included, the repayment of borrowings under a bank line of credit partially offset by proceeds from the exercise of stock options and warrants.

         Net cash provided by financing activities for the year ended December 31, 2004 primarily reflects funds raised from secured convertible promissory notes of $12.5 million, the exercise of stock options and warrants, proceeds from notes payable and a capital lease obligation, offset by the repayment of borrowings under our credit facility and notes payable.

         We currently satisfy our working capital requirements primarily through cash flows generated from operations. As the major apparel industry brands continue to outsource apparel manufacturing to offshore locations, our foreign customers, though backed by U.S. brands and retailers, will continue to increase. This makes traditional financing arrangements with U.S. banks and financial institutions difficult and accordingly we continue to evaluate non-traditional financing of our foreign assets.

         We believe that our existing cash and cash equivalents and anticipated cash flows from our operating activities and available financing will be sufficient to fund our minimum working capital and capital expenditure needs for at least the next twelve months. This conclusion is based on the belief and expectation that we have successfully completed the restructuring plan adopted in 2005 and that our strategic plan and the company's current structure will allow for continued profitability; that we will collect our note and accounts receivable in accordance to existing terms; and that we will complete a refinancing of the convertible notes payable by their maturity date in November 2007. We have discussed the refinancing of these notes with the current note holders and with various financial and investment institutions. We believe that we will be successful in completing a modification or replacement of these notes prior to their maturity.

         If we are unable to successfully complete the refinancing of the convertible notes or to collect our note and accounts receivable, or experience greater than anticipated reductions in sales, we may need to raise additional capital, or obtain alternate financing to repay the convertible notes, or further reduce the scope of our business in order to fully satisfy our future short-term liquidity requirements. If we cannot raise additional capital or arrange for alternate financing or reduce the scope of our business in response to a substantial decline in sales, we may default on the payment of the convertible notes payable. The event of a default on the payment of these notes will materially affect the business operations in the long-term, however the on-going operations for 2007 are nevertheless anticipated to substantially continue throughout the 2007 year-end as operations from assets not pledged to these notes continues.

         The extent of our future long-term capital requirements will depend on many factors, including our results of operations, future demand for our products, the size and timing of future acquisitions, and our expansion into foreign markets. Our need for additional long-term financing includes the integration and expansion of our operations to exploit our rights under our TALON trade name, the expansion of our operations in Asia and other markets and the further development of our waistband technology. If our cash from operations is less than anticipated or our working capital requirements and capital expenditures are greater than we expect, we may need to raise additional debt or equity financing in order to provide for our operations. We are continually evaluating various financing strategies to be used to expand our business and fund future growth or acquisitions. There can be no assurance that additional debt or equity financing will be available on acceptable terms or at all. If we are unable to secure additional financing, we may not be able to execute our plans for expansion, including expansion into foreign markets to promote our TALON brand trade name, and we may need to implement additional cost savings initiatives.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

         The following summarizes our contractual obligations at December 31, 2006 and the effects such obligations are expected to have on liquidity and cash flow in future periods:

                                                    Payments Due by Period
                            -------------------------------------------------------------------
                                           Less than        1-3           4-5          After
Contractual Obligations        Total        1 Year         Years         Years        5 Years
-------------------------   -----------   -----------   -----------   -----------   -----------
Demand notes payable
   to related parties (1)   $ 1,181,000   $ 1,181,000   $      --     $      --     $      --
Capital lease obligations   $ 1,027,000   $   506,000   $   521,000   $      --     $      --
Operating leases ........   $ 1,421,000   $   437,000   $   754,000   $   229,000   $     1,000
Notes payable ...........   $ 2,426,000   $ 1,193,000   $   604,000   $   629,000   $      --
Convertible notes payable   $13,143,000   $13,143,000   $      --     $      --     $      --
                            -----------   -----------   -----------   -----------   -----------
     Total Obligations ..   $19,198,000   $16,460,000   $ 1,879,000   $   858,000   $     1,000
                            ===========   ===========   ===========   ===========   ===========

(1) The majority of notes payable to related parties are due on demand with the remainder due and payable on the fifteenth day following the date of delivery of written demand for payment, and include accrued interest payable through December 31, 2006.

         At December 31, 2006 and 2005, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

RELATED PARTY TRANSACTIONS

         For a description of transactions to which we were or will be a party, and in which any director, executive officer, or shareholder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest, see Note 16 of the Notes to the consolidated financial statements included in Item 8 of this Report.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions for the reporting period and as of the financial statement date. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenue and expense. Actual results could differ from those estimates.

         Critical accounting policies are those that are important to the portrayal of our financial condition and results, and which require us to make difficult, subjective and/or complex judgments. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

         o Accounts receivable balances are evaluated on a continual basis and allowances are provided for potentially uncollectible accounts based on management's estimate of the collectibility of customer accounts. If the financial condition of a customer were to deteriorate, resulting in an impairment of its ability to make payments, an additional allowance may be required. Allowance adjustments are charged to operations in the period in which the facts that give rise to the adjustments become known. During the year ended
                  December 31, 2006, net recoveries were $0.5 million (with provisions of $0.2 million), and bad debt expense for the years ended December 31, 2005 and 2004 were $5.9 million and $8.4 million, respectively. The bad debt expense in 2004 and 2005 was primarily associated with specific receivables from a former customer that were settled in early 2006 with the acceptance of a note receivable at a substantial discount and with the full write-off of customer accounts (one customer primarily) where most all collection efforts had failed. During 2006 accounts receivable delinquencies were substantially eliminated lowering the risk for additional material write-offs. The note receivable accepted from the former customer in early 2006 represents a continuing risk of collection and its performance is evaluated each quarter.

         o Inventories are stated at the lower of cost, determined using the first-in, first-out basis, or market value and are all substantially finished goods. The costs of inventory include the purchase price, inbound freight and duties, conversion costs and certain allocated production overhead costs. Inventory is evaluated on a continual basis and reserve adjustments are made based on management's estimate of future sales value, if any, of specific inventory items. Inventory reserves are recorded for damaged, obsolete, excess and slow-moving inventory. We use estimates to record these reserves. Slow-moving inventory is reviewed by category and may be partially or fully reserved for depending on the type of product and the length of time the product has been included in inventory. Reserve adjustments are made for the difference between the cost of the inventory and the estimated market value, if lower, and charged to operations in the period in which the facts that give rise to these adjustments become known. Market value of inventory is estimated based on the impact of market trends, an evaluation of economic conditions and the value of current orders relating to the future sales of this type of inventory. Provisions for reserves for inventory valuation for the years ended December 31, 2006, 2005 and 2004, were $0.6 million, $2.5 million and
                  $1.0 million, respectively. The increase in the provision during 2005 was primarily related to the remaining inventory we owned at our operations in Mexico. The closure of our manufacturing operations and from the exit of operations in Mexico as part of the 2005 restructuring plan substantially eliminates our acquisition or production of inventory that is not directly associated with a customer's order. Accordingly, the risk of future inventory obsolescence adjustments is substantially reduced in 2006. The provisions recorded in prior years are considered adequate to dispose of the remaining inventories without further adjustment.

         o We record deferred tax assets arising from temporary timing differences between recorded net income and taxable net income when and if we believe that future earnings will be sufficient to realize the tax benefit. For those jurisdictions where the expiration date of tax benefit carry-forwards or the projected taxable earnings indicate that realization is not likely, a valuation allowance is provided. If we determine that we may not realize all of our deferred tax assets in the future, we will make an adjustment to the carrying value of the deferred tax asset, which would be reflected as an income tax expense. Conversely, if we determine that we will realize a deferred tax asset, which currently has a valuation allowance, we would be required to reverse the valuation allowance, which would be reflected as an income tax benefit. We believe that our estimate of deferred tax assets and determination to record a valuation allowance against such assets are critical accounting estimates because they are subject to, among other things, an estimate of future taxable income, which is susceptible to change and dependent upon events that may or may not occur, and because the impact of recording a valuation allowance may be material to the assets reported on the balance sheet and results of operations. See Notes to consolidated financial statements, Note 12, "Income Taxes". As of December 31, 2005 the deferred tax assets were fully reserved.

         o We record impairment charges when the carrying amounts of long-lived assets are determined not to be recoverable. Impairment is measured by assessing the usefulness of an asset or by comparing the carrying value of an asset to its fair value. Fair value is typically determined using quoted market prices, if available, or an estimate of undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of impairment loss is calculated as the excess of the carrying value over the fair value. Changes in market conditions and management strategy have historically caused us to reassess the carrying amount of our long-lived assets. Long-lived assets are evaluated on a continual basis and impairment adjustments are made based upon management's valuations. As part of our 2005 restructuring plan, certain long-lived assets, primarily machinery and equipment, were impaired and their values adjusted accordingly. The long-lived assets are planned to be re-deployed through manufacturing arrangements with our principal suppliers in Asia. The fair value of these assets will be affected by our ability to secure appropriate manufacturing arrangements and to utilize the equipment to meet future production requirements. If we are unable to secure favorable arrangements or to secure sufficient production through these operations the fair value of this equipment may be impaired.

         o Sales are recognized when persuasive evidence of an arrangement exists, product delivery has occurred, pricing is fixed or determinable, and collection is reasonably assured. Sales resulting from customer buy-back agreements, or associated inventory storage arrangements are recognized upon delivery of the products to the customer, the customer's designated manufacturer, or upon notice from the customer to destroy or dispose of the goods. Sales, provisions for estimated sales returns, and the cost of products sold are recorded at the time title transfers to customers. Actual product returns are charged against estimated sales return allowances.

         o Upon approval of a restructuring plan by management, we record restructuring reserves for certain costs associated with facility closures and business reorganization activities as they are incurred or when they become probable and estimable. Such costs are recorded as a current liability. We record restructuring reserves in compliance with SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities", resulting in the recognition of employee severance and related termination benefits for recurring arrangements when they became probable and estimable and on the accrual basis for one-time benefit arrangements. We record other costs associated with exit activities as they are incurred. Employee severance and termination benefits are estimates based on agreements with the relevant union representatives or plans adopted by us that are applicable to employees not affiliated with unions. These costs are not associated with nor do they benefit continuing activities. Inherent in the estimation of these costs are assessments related to the most likely expected outcome of the significant actions to accomplish the restructuring. Changing business conditions may affect the assumptions related to the timing and extent of facility closure activities. We review the status of restructuring activities on a quarterly basis and, if appropriate, records changes based on updated estimates. See Note 11, "2005 Restructuring Costs".

         o We are currently involved in various lawsuits, claims and inquiries, most of which are routine to the nature of the business, and in accordance with SFAS No. 5, "Accounting for Contingencies." We accrue estimates of the probable and estimable losses for the resolution of these claims. The ultimate resolution of these claims could affect our future results of operations for any particular quarterly or annual period should our exposure be materially different from our earlier estimates or should liabilities be incurred that were not previously accrued.

NEW ACCOUNTING PRONOUNCEMENTS

         In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles
(GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, and does not require any new fair value measurements. The application of SFAS No. 157, however, may change current practice within an organization. SFAS No. 157 is effective for all fiscal years beginning after November 15, 2007, with earlier application encouraged. We do not believe that SFAS No. 157 will have a material impact on our financial position, results of operations or cash flows.

         In September 2006, the SEC issued Staff Accounting Bulletin No. 108, CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING
MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS ("SAB 108"), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires the quantification of misstatements based on their impact on both the balance sheet and the income statement to determine materiality. The guidance provides for a one-time cumulative effect adjustment to correct for misstatements that were not deemed material under a company's prior approach but are material under the SAB 108 approach. SAB 108 is effective for fiscal years ending after November 15, 2006. The implementation of SAB 108 did not have a material impact on our financial position, results of operations or cash flows.

         In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, ACCOUNTING FOR INCOME TAXES. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the effect that the application of FIN 48 will have on its results of operations and financial condition.

         In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities" ("SFAS 133") and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 140). SFAS 155 amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We do not believe that SFAS No. 155 will have a material impact on the Company's financial position, results of operations or cash flows.

ITEM 7A.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

All of our sales are denominated in United States dollars or the currency of the country in which our products originate. We are exposed to market risk for fluctuations in the foreign currency exchange rates for certain product purchases that are denominated in Hong Kong dollars, Chinese Yuan's and British Pounds. During 2004, we purchased forward exchange contracts for British Pounds to hedge the payments of product purchases. We do not intend to purchase additional contracts to hedge the exchange exposure for future product purchases. There were no hedging contracts outstanding as of December 31, 2006. Currency fluctuations can increase the price of our products to foreign customers which can adversely impact the level of our export sales from time to time. The majority of our cash equivalents are held in United States dollars in various bank accounts and we do not believe we have significant market risk exposure with regard to our investments. At December 31, 2006, none of our indebtedness was subject to interest rate fluctuations.

ITEM 8.       FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----

Report of Independent Registered Public Accounting Firm...................    34
Report of Independent Registered Public Accounting Firm...................    35
Consolidated Balance Sheets...............................................    36
Consolidated Statements of Operations.....................................    37
Consolidated Statements of Stockholders' Equity and Convertible
   Redeemable Preferred Stock.............................................    38
Consolidated Statements of Cash Flows.....................................    39
Notes to Consolidated Financial Statements................................    40

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Tag It Pacific Inc.
Woodland Hills, California


We have audited the consolidated balance sheets of Tag It Pacific Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and convertible redeemable preferred stock, and cash flows for each of the two years in the period ended December 31, 2006. Our audits also included the financial statement schedules of Tag It Pacific Inc., listed in Item 15(a). These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tag It Pacific Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements, taken as a whole, present fairly in all material respects the information set forth therein.

/S/ SINGER LEWAK GREENBAUM & GOLDSTEIN LLP
------------------------------------------
Los Angeles, California
April 9, 2007

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Tag-It Pacific, Inc.
Los Angeles, California

         We have audited the accompanying consolidated statements of operations, stockholders' equity and convertible redeemable preferred stock and cash flows of Tag-It Pacific, Inc. and subsidiaries for the year ended December 31, 2004. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of Tag-It Pacific, Inc. and subsidiaries and their cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



                                                     /s/ BDO Seidman, LLP

Los Angeles, California
March 31, 2005

                              TAG-IT PACIFIC, INC.
                           CONSOLIDATED BALANCE SHEETS



                                                             December 31,    December 31,
                                                                 2006            2005
                                                             ------------    ------------
Assets
Current Assets:
   Cash and cash equivalents .............................   $  2,934,673    $  2,277,397
   Accounts receivable, net ..............................      4,664,766       5,652,990
    Note receivable ......................................      1,378,491         662,369
   Inventories, net ......................................      3,051,220       5,573,099
   Prepaid expenses and other current assets .............        541,034         618,577
                                                             ------------    ------------
Total current assets .....................................     12,570,184      14,784,432

Property and equipment, net ..............................      5,623,040       6,438,096
Fixed assets held for sale ...............................        826,904         826,904
Note receivable, less current portion ....................      1,420,969       2,777,631
Due from related parties .................................        675,137         655,489
Other intangible assets, net .............................      4,139,625       4,255,125
Other assets .............................................        437,569         583,117
                                                             ------------    ------------

Total assets .............................................   $ 25,693,428    $ 30,320,794
                                                             ============    ============

Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable .......................................   $  4,006,241    $  6,719,226
  Accrued legal costs ....................................        427,917       2,520,111
  Other accrued expenses .................................      3,359,267       4,168,552
  Demand notes payable to related parties ................        664,970         664,971
  Current portion of capital lease obligations ...........        432,728         590,884
  Current portion of notes payable .......................      1,107,207         186,837
  Current portion of secured convertible promissory notes      12,472,622            --
                                                             ------------    ------------
Total current liabilities ................................     22,470,952      14,850,581

Capital lease obligations, less current portion ..........        474,733         856,495
Notes payable, less current portion ......................      1,061,514       1,261,018
Secured convertible promissory notes .....................           --        12,440,623
                                                             ------------    ------------
Total liabilities ........................................     24,007,199      29,408,717
                                                             ------------    ------------

Commitments and contingencies (Note 13)

Stockholders' Equity:
   Preferred stock Series A, $0.001 par value; 250,000
   shares authorized; no shares issued or outstanding ....           --              --

   Common stock, $0.001 par value, 100,000,000 shares
     authorized; 18,466,433 shares issued and outstanding
     at December 31, 2006; 18,241,045 at December 31, 2005         18,466          18,241
  Additional paid-in capital .............................     51,792,502      51,327,878
  Accumulated deficit ....................................    (50,124,739)    (50,434,042)
                                                             ------------    ------------
Total stockholders' equity ...............................      1,686,229         912,077
                                                             ------------    ------------

Total liabilities and stockholders' equity ...............   $ 25,693,428    $ 30,320,794
                                                             ============    ============


                             See accompanying notes.

                              TAG-IT PACIFIC, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                               Year Ended       Year Ended      Year Ended
                                              December 31,    December 31,     December 31,
                                                  2006            2005            2004
                                              ------------    ------------    ------------
Net sales .................................   $ 48,825,002    $ 47,331,176    $ 55,109,481
Cost of goods sold ........................     34,356,034      47,070,381      44,813,736
                                              ------------    ------------    ------------
Gross profit ..............................     14,468,968         260,795      10,295,745

Selling expenses ..........................      2,777,772       2,928,659       2,899,329
General and administrative expenses .......     10,872,887      16,098,363      13,047,215
Bad debt expense (recoveries) .............       (513,347)      5,857,946       8,416,392
Restructuring charges .....................           --         2,474,281         414,675
                                              ------------    ------------    ------------
Total operating expenses ..................     13,137,312      27,359,249      24,777,611

Income (loss) from operations .............      1,331,656     (27,098,454)    (14,481,866)
Interest expense, net .....................        988,453       1,379,786         849,888
                                              ------------    ------------    ------------

Income (loss) before income taxes .........        343,203     (28,478,230)    (15,331,754)
Provision for income taxes ................         33,900       1,059,479       2,277,214
                                              ------------    ------------    ------------

Net income (loss) .........................        309,303     (29,537,709)    (17,608,968)
Less: Preferred stock dividends ...........           --              --           (30,505)
                                              ------------    ------------    ------------

Net income(loss)  to common shareholders ..   $    309,303    $(29,537,709)   $(17,639,473)
                                              ============    ============    ============


Basic income(loss) per share ..............   $       0.02    $      (1.62)   $      (1.02)
                                              ============    ============    ============
Diluted income( loss) per share ...........   $       0.02    $      (1.62)   $      (1.02)
                                              ============    ============    ============


Basic weighted average shares outstanding .     18,377,484      18,225,851      17,316,202
                                              ============    ============    ============
Diluted weighted average shares outstanding     18,955,796      18,225,851      17,316,202
                                              ============    ============    ============


                             See accompanying notes.

                                               TAG-IT PACIFIC, INC.
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND CONVERTIBLE REDEEMABLE PREFERRED STOCK
                                   YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004


                                                                   Preferred Stock               Preferred Stock
                                       Common Stock                   Series A                      Series D
                               ---------------------------   ---------------------------   ----------------------------
                                  Shares         Amount         Shares         Amount         Shares          Amount
                               ------------   ------------   ------------   ------------   ------------    ------------

BALANCE, JANUARY 1, 2004 ...     11,508,201   $     11,510           --             --          572,818    $ 22,918,693
   Conversion of preferred
     stock Series C and
     accrued dividends .....        700,144            700           --             --             --              --
   Conversion of preferred
     stock Series D ........      5,728,180          5,728           --             --         (572,818)    (22,918,693)
   Warrants issued in
     private placement
     transaction ...........           --             --             --             --             --              --
   Common stock issued upon
     exercise of options and
     warrants ..............        214,276            214           --             --             --              --
   Common stock and warrants
     issued for services ...         20,500             21           --             --             --              --
   Tax benefit from exercise
     of stock options ......           --             --             --             --             --              --
   Preferred stock dividends           --             --             --             --             --              --
   Net loss ................           --             --             --             --             --              --
                               ------------   ------------   ------------   ------------   ------------    ------------
BALANCE, DECEMBER 31, 2004 .     18,171,301         18,173           --             --             --              --
   Common stock issued upon
     exercise of options and
     warrants ..............         69,744             68           --             --             --              --
   Net loss ................           --             --             --             --             --              --
                               ------------   ------------   ------------   ------------   ------------    ------------
BALANCE, DECEMBER 31, 2005 .     18,241,045         18,241           --             --             --              --
   Common stock issued for
     services ..............        225,388            225           --             --             --              --
   Stock based compensation            --             --             --             --             --              --
   Net income ..............           --             --             --             --             --              --
                               ------------   ------------   ------------   ------------   ------------    ------------
BALANCE, DECEMBER 31, 2006 .     18,466,433   $     18,466           --             --             --              --
                               ============   ============   ============   ============   ============    ============


                                                Convertible
                                                Redeemable                            Preferred Stock
                                Additional       Retained                                 Series C
                                  Paid-In        Earnings                       ----------------------------
                                  Capital       (Deficit)           Total          Shares          Amount
                               ------------   --------------    ------------    ------------    ------------
BALANCE, JANUARY 1, 2004 ...   $ 23,890,356   $   (3,256,860)   $ 43,563,699         759,494    $  2,895,001
   Conversion of preferred
     stock Series C and
     accrued dividends .....      3,353,008             --         3,353,708        (759,494)     (2,895,001)
   Conversion of preferred
     stock Series D ........     22,912,965             --              --              --              --
   Warrants issued in
     private placement
     transaction ...........        189,815             --           189,815            --              --
   Common stock issued upon
     exercise of options and
     warrants ..............        557,514             --           557,728            --              --
   Common stock and warrants
     issued for services ...         85,710             --            85,731            --              --
   Tax benefit from exercise
     of stock options ......         84,034             --            84,034            --              --
   Preferred stock dividends           --            (30,505)        (30,505)           --              --
   Net loss ................           --        (17,608,968)    (17,608,968)           --              --
                               ------------   --------------    ------------    ------------    ------------
BALANCE, DECEMBER 31, 2004 .     51,073,402      (20,896,333)     30,195,242            --              --
   Common stock issued upon
     exercise of options and
     warrants ..............        254,476             --           254,544            --              --
   Net loss ................           --        (29,537,709)    (29,537,709)           --              --
                               ------------   --------------    ------------    ------------    ------------
BALANCE, DECEMBER 31, 2005 .     51,327,878      (50,434,042)        912,077            --              --
   Common stock issued for
     services ..............        102,504             --           102,729            --              --
   Stock based compensation         362,120             --           362,120            --              --
   Net income ..............           --            309,303         309,303            --              --
                               ------------   --------------    ------------    ------------    ------------
BALANCE, DECEMBER 31, 2006 .   $ 51,792,502   $  (50,124,739)   $  1,686,229            --              --
                               ============   ==============    ============    ============    ============


                              See accompanying note

                                               TAG-IT PACIFIC, INC.
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   Year Ended      Year Ended      Year Ended
                                                                  December 31,    December 31,    December 31,
                                                                      2006            2005            2004
                                                                  ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss) ..........................................   $    309,303    $(29,537,709)   $(17,608,968)
   Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization ............................      1,523,225       1,931,990       1,547,223
     Decrease in deferred income taxes ........................           --         1,000,000       1,800,000
     Common stock and warrants issued for services ............         32,729            --            85,731
     Stock based compensation .................................        362,120
     Increase(decrease) in allowance for doubtful accounts ....     (1,117,500)      2,630,759       4,042,428
     Increase(decrease) in inventory valuation reserve ........     (6,064,000)        940,973        (240,000)
     Asset impairment due to restructuring ....................           --         2,343,531            --
     Impairment of goodwill ...................................           --           450,000            --
     Disposal of assets .......................................        129,179            --              --
   Changes in operating assets and liabilities:
     Accounts receivable ......................................      2,086,076      10,666,295      (7,640,984)
     Note receivable collections ..............................        640,539            --              --
     Inventories ..............................................      8,585,879       2,791,747       7,551,060
     Prepaid expenses and other current assets ................         77,543       1,880,443          13,121
     Other assets .............................................       (140,217)        314,998         147,046
     Accounts payable .........................................     (2,587,985)      2,986,302      (2,647,692)
     Accrued legal costs ......................................       (442,194)      2,113,197         245,796
     Other accrued expenses ...................................       (733,767)        671,348         831,346
     Repayment of notes payable converted from accounts payable       (867,297)           --              --
     Income taxes payable .....................................           (480)        (71,589)         12,032
                                                                  ------------    ------------    ------------
   Net cash provided by (used in) operating activities ........      1,794,153       1,112,285     (11,381,861)
                                                                  ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of equipment ............................          2,500            --              --
   Acquisition of property and equipment ......................       (347,188)     (1,453,848)     (3,615,899)
                                                                  ------------    ------------    ------------
   Net cash used in investing activities ......................       (344,688)     (1,453,848)     (3,615,899)
                                                                  ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from secured convertible promissory notes .........           --              --        11,663,685
   Proceeds from exercise of stock options and warrants .......           --           254,544         557,728
   (Repayment) of line of credit and due to factor, net .......           --          (614,506)     (6,481,007)
   Proceeds from capital lease obligation .....................           --              --           950,000
   Payment of capital lease obligations .......................       (604,351)       (906,765)       (332,583)
   Proceeds from notes payable ................................           --              --           880,000
   Repayment of notes payable .................................       (186,838)     (1,574,975)     (1,222,170)
                                                                  ------------    ------------    ------------
   Net cash (used in) provided by financing activities ........       (791,189)     (2,841,702)      6,015,653
                                                                  ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents ..........        657,276      (3,183,265)     (8,982,107)
Cash and cash equivalents, beginning of year ..................      2,277,397       5,460,662      14,442,769
                                                                  ------------    ------------    ------------
Cash and cash equivalents, end of year ........................   $  2,934,673    $  2,277,397    $  5,460,662
                                                                  ============    ============    ============


                             See accompanying notes.

TAG-IT PACIFIC, INC.
Consolidated Statements of Cash Flows
                                                                  Year Ended      Year Ended      Year Ended
                                                                 December 31,    December 31,    December 31,
                                                                     2006            2005            2004
                                                                 ------------    ------------    ------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash received (paid) during the year for:
     Interest paid ...........................................   $   (975,609)   $ (1,264,539)   $   (693,045)
     Interest received .......................................   $    320,232    $     42,516    $     32,340
     Income taxes paid .......................................   $    (33,900)   $    (64,064)   $   (495,345)
     Income taxes received ...................................   $       --      $     39,571    $     17,903
   Non-cash financing activity:
     Capital lease obligation ................................   $     64,432    $    273,376    $    249,418
     Accounts receivable, net converted to notes receivable ..   $       --      $  3,440,000    $    470,799
     Trade payable & accrued legal, converted to notes payable   $  1,775,000    $       --      $       --
     Preferred Series D stock converted to common stock ......   $       --      $       --      $ 22,918,693
     Preferred Series C stock converted to common stock ......   $       --      $       --      $  2,895,001
     Accrued dividends converted to common stock .............   $       --      $       --      $    458,707
     Mortgage note payable ...................................   $       --      $       --      $    765,000
     Warrants issued to placement agent ......................   $       --      $       --      $     93,815


                             See accompanying notes.

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

         Tag-It Pacific, Inc. (the "Company") is an apparel company that specializes in the distribution of trim items to manufacturers of fashion apparel, specialty retailers and mass merchandisers. The Company acts as a full service outsourced trim management department for manufacturers, a specified supplier of trim items to owners of specific brands, brand licensees and retailers, a manufacturer and distributor of zippers under the TALON brand name and a distributor of stretch waistbands that utilize licensed patented technology under the TEKFIT brand name.

ORGANIZATION AND BASIS OF PRESENTATION

         Tag-It Pacific, Inc. is the parent holding company of Tag-It, Inc., a California corporation, Tag-It Pacific (HK) Ltd., a BVI corporation, Tag-It de Mexico, S.A. de C.V., A.G.S. Stationery, Inc., a California corporation (collectively, the "Subsidiaries"), all of which were consolidated under a parent limited liability company on October 17, 1997 and became wholly-owned subsidiaries of the Company immediately prior to the effective date of the Company's initial public offering in January 1998. Immediately prior to the initial public offering, the outstanding membership units of Tag-It Pacific LLC were converted to 2,470,001 shares of Common Stock of the Company. In January 2000, the Company formed Tag-It Pacific Limited, a Hong Kong corporation, and in April 2000, the Company formed Talon International, Inc., a Delaware corporation. During 2006 we formed two wholly owned subsidiaries of Tag-It Pacific, Inc.; Talon Zipper (Shenzhen) Company Ltd. in China, and Talon International Pvt. Ltd., in India. All newly formed corporations are 100% wholly-owned Subsidiaries of Tag-It Pacific, Inc. Logistica en Avios, S.A. de C.V. was an affiliated entity over which the Company exercised control, and as such, is accounted for in the same manner as a wholly-owned subsidiary.

         All significant intercompany accounts and transactions have been eliminated in consolidation. Assets and liabilities of foreign subsidiaries are translated at rates of exchange in effect at the close of the period. Revenues and expenses are translated at the weighted average of exchange rates in effect during the year. The resulting translation gains and losses are deferred and are shown as a separate component of stockholders' equity, if material, and transaction gains and losses, if any, are recorded in the consolidated statement of income in the period incurred. During 2006, 2005 and 2004, foreign currency translation and transaction gains and losses were not material. The Company does not engage in hedging activities with respect to exchange rate risk.

USE OF ESTIMATES

         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company had approximately $2.9 million and $2.2 million at financial institutions in excess of federally insured limits at December 31, 2006 and 2005.

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ALLOWANCE FOR DOUBTFUL ACCOUNTS

         We are required to make judgments as to the collectibility of accounts receivable based on established aging policy, historical experience and future expectations. The allowances for doubtful accounts represent allowances for customer trade accounts receivable that are estimated to be partially or entirely uncollectible. These allowances are used to reduce gross trade receivables to their net realizable value. We record these allowances based on estimates related to the following factors: (i) customer specific allowances;
(ii) amounts based upon an aging schedule; and (iii) an estimated amount, based on our historical experience, for issues not yet identified.

INVENTORIES

         Inventories are stated at the lower of cost, determined using the first-in, first-out basis, or market value and are all substantially finished goods. The costs of inventory include the purchase price, inbound freight and duties, conversion costs and certain allocated production overhead costs. Inventory reserves are recorded for damaged, obsolete, excess and slow-moving inventory. We use estimates to record these reserves. Slow-moving inventory is reviewed by category and may be partially or fully reserved for depending on the type of product and the length of time the product has been included in inventory. Reserve adjustments are made for the difference between the cost of the inventory and the estimated market value, if lower, and charged to operations in the period in which the facts that give rise to these adjustments become known. Market value of inventory is estimated based on the impact of market trends, an evaluation of economic conditions and the value of current orders relating to the future sales of this type of inventory.

         Inventories consist of the following:
                                                     Year Ended December 31,
                                                --------------------------------
                                                    2006                 2005
                                                -----------          -----------

Finished goods .......................          $ 4,293,220          $12,879,099
Less reserves ........................            1,242,000            7,306,000
                                                -----------          -----------
Total inventories ....................          $ 3,051,220          $ 5,573,099
                                                ===========          ===========


PROPERTY AND EQUIPMENT AND FIXED ASSETS HELD FOR SALE

         Property and equipment are recorded at historical cost. Maintenance and repairs are expensed as incurred. Upon retirement or other disposition of property and equipment, the related cost and accumulated depreciation or amortization are removed from the accounts and any gains or losses are included in results of operations. During the year ended December 31, 2005 the Company wrote-off fully depreciated equipment, films, dies and art designs no longer in service, and changed its estimates of the expected useful lives of the dies and molds to 3 months or 1 year, depending upon the nature of the tool.

         Depreciation   of  property  and   equipment  is  computed   using  the
straight-line method based on estimated useful lives as follows:

         Furniture and fixtures     5 years

         Machinery and equipment    5 to 10 years

         Computer equipment         5 years

         Leasehold improvements     Term of the lease or the  estimated  life of
                                    the  related   improvements,   whichever  is
                                    shorter.

         Dies, and molds            3 months to 1 years

         Idle equipment             5 to 10 years

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Property and equipment consist of the following:

                                                        Year Ended December 31,
                                                     ---------------------------
                                                         2006            2005
                                                     -----------     -----------

Furniture and fixtures .........................     $   582,832     $   551,623
Machinery and equipment ........................       1,682,296       3,319,786
Computer equipment .............................       3,422,058       3,325,997
Leasehold improvements .........................         214,807         139,803
Dies, and molds ................................         106,273         106,273
Idle equipment .................................       4,434,980       2,806,475
                                                     -----------     -----------

                                                      10,443,246      10,249,958
Accumulated depreciation and amortization ......       4,820,206       3,811,862
                                                     -----------     -----------

Net property and equipment .....................     $ 5,623,040     $ 6,438,096
                                                     ===========     ===========


         Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $1,090,000, $1,499,000, and $1,277,000, respectively.

         During the year ended December 31, 2005, the Company wrote-off fixed assets with a net book value of $2,036,000 in connection with the 2005 restructuring plan.

         Idle equipment is principally machinery and equipment used for the production of zipper chain and the assembly of finished zippers. This equipment was originally associated with the production and assembly facilities in North Carolina and in Mexico, and was temporarily rendered idle with the closing of these operations in connection with the 2005 Restructuring Plan. The Company intends to redeploy this equipment during the next year within production operations being established in Asia and India. The equipment continues to be depreciated based upon its estimated useful lives.

         Fixed assets held for sale consists of the North Carolina land and manufacturing facility. Management has the authority and has committed to sell the asset; the asset is listed for sale with a commercial real estate agent who is actively marketing the property; the sale of the asset is probable and the sale is expected to be completed within one year. See Note 11, "2005 Restructuring Plan". This asset held for sale is financed by a mortgage note with a balance of $712,950 at December 31, 2006 and $734,787 at December 31, 2005.

GOODWILL AND OTHER INTANGIBLE ASSETS

         Intangible assets consist of goodwill, tradename, and exclusive license and intellectual property rights. Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives, which average 5 years, to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         At December 31, 2006, the Company evaluated its Other Intangible Assets and determined that there was no impairment of these assets and made no changes to the net carrying amount of Tradename for the years ended December 31, 2006 and 2005. At December 31, 2005, the Company evaluated its Goodwill and determined that an impairment adjustment in the amount of $450,000 related to goodwill was necessary to reduce the carrying value of goodwill to zero. Amortization expense related to exclusive license and intellectual property rights of $115,500 were recorded for each of the years ended December 31, 2006, 2005 and 2004.

         Goodwill and other intangible assets as of December 31, 2006 and 2005 are as follows:

                                                                  Year Ended December 31,
                                                                --------------------------
                                                                    2006           2005
                                                                -----------    -----------
Goodwill ....................................................   $      --      $   500,000
  Accumulated amortization ..................................          --          (50,000)
  Impairment write-off ......................................          --         (450,000)
                                                                -----------    -----------
  Goodwill, net .............................................   $      --      $      --
                                                                ===========    ===========

Other Intangible Assets:
  Tradename .................................................   $ 4,110,750    $ 4,110,750
  Accumulated amortization ..................................          --             --
                                                                -----------    -----------
      Tradename, net ........................................     4,110,750      4,110,750

  Exclusive license and intellectual property rights ........       577,500        577,500
  Accumulated amortization ..................................      (548,625)      (433,125)
                                                                -----------    -----------
      Exclusive license and intellectual property rights, net        28,875        144,375
                                                                -----------    -----------
  Other intangible assets, net ..............................   $ 4,139,625    $ 4,255,125
                                                                ===========    ===========

         The estimated amortization expense for these assets for succeeding years is $28,875 for 2007.

IMPAIRMENT OF LONG-LIVED ASSETS

         We record impairment charges when the carrying amounts of long-lived assets are determined not to be recoverable. Impairment is measured by assessing the usefulness of an asset or by comparing the carrying value of an asset to its fair value. Fair value is typically determined using quoted market prices, if available, or an estimate of undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of impairment loss is calculated as the excess of the carrying value over the fair value. Changes in market conditions and management strategy have historically caused us to reassess the carrying amount of our long-lived assets. During the year ended December 31, 2005, the Company recorded asset impairment charges in connection with its 2005 Restructuring Plan (See Note 11).

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ACCRUED EXPENSES

         Included in the December 31, 2006 accrued expenses is a customer payment of approximately $1,105,000. The payment is an advance on raw material inventory purchases for this customer. We recorded these funds as a short term obligation and not as revenue because the product for this customer's order was not shipped as of December 31, 2006. The underlying order is expected to ship within six months.

INCOME TAXES

         Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax benefit carry-forwards. Deferred tax liabilities and assets at the end of each period are determined using enacted tax rates. The Company records deferred tax assets arising from temporary timing differences between recorded net income and taxable net income when and if we believe that future earnings will be sufficient to realize the tax benefit. For those jurisdictions where the expiration date of tax benefit carry-forwards or the projected taxable earnings indicate that realization is not likely, a valuation allowance is provided.

         The provisions of SFAS No. 109, "Accounting for Income Taxes," require the establishment of a valuation allowance when, based on currently available information and other factors, it is more likely than not that all or a portion of a deferred tax asset will not be realized. SFAS No. 109 provides that an important factor in determining whether a deferred tax asset will be realized is whether there has been sufficient income in recent years and whether sufficient income is expected in future years in order to utilize the deferred tax asset.

         The Company believes that its estimate of deferred tax assets and determination to record a valuation allowance against such assets are critical accounting estimates because they are subject to, among other things, an estimate of future taxable income, which is susceptible to change and dependent upon events that may or may not occur, and because the impact of recording a valuation allowance may be material to the assets reported on the balance sheet and results of operations.

STOCK-BASED COMPENSATION

         On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

         The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. The Company's financial statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company's financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). There was no stock-based compensation expense related to employee or director stock options recognized during the years ended December 31, 2005 or 2004. Options issued to consultants are accounted for in accordance with the provisions of Emerging Issues Task Force (EITF) No. 96-18, "Accounting for Equity Instruments That Are Issued to Others Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         As a result of adopting SFAS 123(R) on January 1, 2006, the Company's income before income taxes and net income for the year ended December 31, 2006 are $395,000 lower than if it had continued to account for share-based compensation under APB Opinion 25.

         The following table illustrates the effect on net income and loss per share if the Company had applied the fair value recognition provisions of SFAS 123(R) to stock-based awards granted under the Company's stock option plans in all periods presented. For purposes of this pro-forma disclosure, the fair value of the options is estimated using the Black-Scholes-Merton option-pricing formula ("Black-Scholes model") and amortized to expense generally over the options' vesting periods.

                                                       2005            2004
                                                   ------------    ------------

Net loss as reported ...........................   $(29,537,709)   $(17,608,968)

Add:  Stock-based employee compensation expense
     included in reported net income, net of
     related tax effects .......................           --              --

Deduct:  Total stock-based employee
     compensation expense determined under fair
     value method for all awards, net of
     related tax effects .......................       (221,167)        (55,228)
                                                   ------------    ------------

Pro forma net loss .............................   $(29,758,876)   $(17,664,196)
                                                   ============    ============

 Loss per share:
     Basic - as reported .......................   $      (1.62)   $      (1.02)
     Basic - pro forma .........................   $      (1.63)   $      (1.02)


         SFAS 123(R) requires companies to estimate the fair value of share-based payment awards to employees and directors on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Statements of Operations. Stock-based compensation expense recognized in the Statements of Operations for the year ended December 31, 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of January 1, 2006 based on the grant date fair value estimated in accordance with the pro-forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). For stock-based awards issued to employees and directors, stock-based compensation is attributed to expense using the straight-line single option method, which is consistent with how the prior-period pro formas were provided. As stock-based compensation expense recognized in the Statements of Operations for 2006 is based on awards expected to vest, SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the year ended December 31, 2006, expected forfeitures are immaterial and as such the Company is recognizing forfeitures as they occur. In the pro-forma information provided under SFAS 123 for the periods prior to 2006, the Company accounted for forfeitures as they occurred.

         Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB Opinion 25. Under the intrinsic value method, the Company recognized share-based compensation equal to the award's intrinsic value at the time of grant over the requisite service periods using the straight-line method. Forfeitures were recognized as incurred. During the years ended December, 31,

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2005 and 2004, there was no stock-based compensation expense recognized in the Statements of Operations for awards issued to employees and directors as the awards had no intrinsic value at the time of grant because their exercise prices equaled the fair values of the common stock at the time of grant.

         The Company's determination of fair value of share-based payment awards to employees and directors on the date of grant uses the Black-Scholes model, which is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the expected term of the awards, and actual and projected employee stock option exercise behaviors. The Company estimates expected volatility using historical data. The expected option term is estimated using the "safe harbor" provisions under SAB 107.

         The Company has elected to adopt the detailed method provided in SFAS 123(R) for calculating the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

COMPREHENSIVE INCOME

         The Company has adopted Statement of Financial Standard No. 130, "Reporting Comprehensive Income" ("SFAS 130"), issued by the FASB and effective for financial statements with fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. There were no material other comprehensive income items for the years ended December 31, 2006, 2005 and 2004.

REVENUE RECOGNITION

         Sales are recognized when persuasive evidence of an arrangement exists, product delivery has occurred, pricing is fixed or determinable, and collection is reasonably assured. Sales resulting from customer buy-back agreements, or associated inventory storage arrangements are recognized upon delivery of the products to the customer, the customer's designated manufacturer, or upon notice from the customer to destroy or dispose of the goods. Sales, provisions for estimated sales returns, and the cost of products sold are recorded at the time title transfers to customers. Actual product returns are charged against estimated sales return allowances.

         Sales rebates and discounts are common practice in the industries in which the Company operates. Volume, promotional, price, cash and other discounts and customer incentives are accounted for as a reduction to gross sales. Rebates and discounts are recorded based upon estimates at the time products are sold. These estimates are based upon historical experience for similar programs and products. The Company reviews such rebates and discounts on an ongoing basis and accruals for rebates and discounts are adjusted, if necessary, as additional information becomes available.

RECLASSIFICATION

         Certain reclassifications have been made to the prior year financial statements to conform to 2006 presentation. The amortization of deferred financing costs and discounts are reported as "Interest Expense, net" on the consolidated statement of operations. These items ($310,771 and $45,000 for 2005 and 2004, respectively) were previously reported as "General and Administrative Expenses".

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CLASSIFICATION OF EXPENSES

         COST OF SALES - Cost of goods sold primarily includes expenses related to inventory purchases, customs, duty, freight, overhead expenses and reserves for obsolete inventory. Overhead expenses primarily consist of warehouse and operations salaries, and other warehouse expenses.

         SELLING EXPENSE - Selling expenses primarily include royalty expense, sales salaries and commissions, travel and entertainment, marketing and other sales-related costs.

         GENERAL  AND  ADMINISTRATIVE  EXPENSES  -  General  and  administrative expenses primarily include administrative salaries, employee benefits, professional service fees, facility expenses, information technology costs, investor relations, travel and entertainment, depreciation and amortization, bad debts, restructuring costs and other general corporate expenses.

         INTEREST EXPENSE AND INTEREST INCOME - Interest expense reflects the cost of borrowing and amortization of deferred financing costs and discounts. Interest expense for the years ended December 31, 2006, 2005 and 2004 was $1,357,000, $1,446,000, and $882,000, respectively. Interest income of $368,000,
$66,000  and  $32,000  for the years ended  December  31,  2006,  2005 and 2004, respectively, consists of earnings from outstanding amounts due to the Company under notes and other interest bearing receivables.

SHIPPING AND HANDLING COSTS

         In accordance with Emerging Issues Task Force (EITF) 00-10, Accounting for Shipping and Handling Fees and Costs, the Company records shipping and handling costs billed to customers as a component of revenue, and shipping and handling costs incurred by the Company for outbound freight are recorded as a component of cost of sales. Total shipping and handling costs included as component of revenue for the years ended December 31, 2006, 2005 and 2004 amounted to $146,000, $98,000 and $194,000. Total shipping and handling costs included as a component of cost of sales for each of these years amounted to $691,000, $925,000 and $1,002,000.

RESTRUCTURING CHARGES

         The Company records restructuring reserves in compliance with SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities", resulting in the recognition of employee severance and related termination benefits for recurring arrangements as they are incurred and on the accrual basis for one-time benefit arrangements. The Company records other costs associated with exit activities as they are incurred. Employee severance and termination benefits are estimates based on agreements with the relevant union representatives or plans adopted by the Company that are applicable to employees not affiliated with unions. These costs are not associated with nor do they benefit continuing activities. Inherent in the estimation of these costs are assessments related to the most likely expected outcome of the significant actions to accomplish the restructuring. Changing business conditions may affect the assumptions related to the timing and extent of facility closure activities. The Company reviews the status of restructuring activities on a quarterly basis and, if appropriate, records changes based on updated estimates. See Note 11, "2005 Restructuring Plan".

LITIGATION

         We are currently involved in various lawsuits, claims and inquiries, most of which are routine to the nature of the business, and in accordance with SFAS No. 5, "Accounting for Contingencies," we accrue estimates of the probable and estimable losses for the resolution of these claims. The ultimate resolution of these claims could affect our future results of operations for any particular quarterly or annual period should

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


our exposure be materially different from our earlier estimates or should liabilities be incurred that were not previously accrued.

FAIR VALUE OF FINANCIAL INFORMATION

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Accounts receivable: Due to the short-term nature of the receivables, the fair value approximates the carrying value. Due from related parties and notes payable to related parties: Due to the short-term nature and current market borrowing rates of the loans and notes, the fair value approximates the carrying value. Notes payable: Fair value approximates carrying value based upon current market borrowing rates for loans with similar terms and maturities.

NEW ACCOUNTING PRONOUNCEMENTS

         In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles
(GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, and does not require any new fair value measurements. The application of SFAS No. 157, however, may change current practice within an organization. SFAS No. 157 is effective for all fiscal years beginning after November 15, 2007, with earlier application encouraged. The Company does not believe that SFAS No. 157 will have a material impact on the Company's financial position, results of operations or cash flows.

         In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying
Misstatements in Current Year Financial Statements ("SAB 108"), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires the quantification of misstatements based on their impact on both the balance sheet and the income statement to determine materiality. The guidance provides for a one-time cumulative effect adjustment to correct for misstatements that were not deemed material under a company's prior approach but are material under the SAB 108 approach. SAB 108 is effective for fiscal years ending after November 15, 2006. The implementation of SAB 108 did not have a material impact on the financial position, results of operations or cash flows of the Company.

         In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect that the application of FIN 48 will have on its results of operations and financial condition.

         In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities" ("SFAS 133") and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 140). SFAS 155 amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


a derivative instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not believe that SFAS No. 155 will have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 2 - ACCOUNTS AND NOTE RECEIVABLE

         At December 31, 2006 a note receivable from Azteca Productions International ("Azteca") was outstanding in the amount of $2,799,460. The note is receivable in monthly installments over thirty-one months beginning March 1, 2006. The payments are $50,000 per month for the first 5 months, then range from $133,000-$267,000 per month until paid in full. At December 31, 2005, accounts receivable from Azteca, a significant customer in 2005, was approximately $10,968,000 less a reserve of $7,528,000. In February 2006, the Company accepted a note agreement from Azteca which provided for total payments including principal and interest of $4.0 million in exchange for the net outstanding accounts receivable balance. The value of the note receivable recorded effective at December 31, 2005 reflected a $560,000 charge to the face value to discount the note, using a 10.5% discount rate, to its net present value. The Azteca accounts receivable, net at December 31, 2005 was reclassified on the accompanying consolidated balance sheets to note receivable to reflect this subsequent settlement. The following summarizes the future minimum payments of the note receivable:


Years ending December 31,                                              Amount
                                                                    -----------
2007 ....................................................           $ 1,599,996
2008 ....................................................             1,483,339
                                                                    -----------

Total payments ..........................................             3,083,335
Less amount representing interest .......................              (283,875)
                                                                    -----------

Balance at December 31, 2006 ............................             2,799,460
Less current portion ....................................             1,378,491
                                                                    -----------

Long-term portion .......................................           $ 1,420,969
                                                                    ===========

         Accounts receivable are included on the accompanying consolidated balance sheet net of an allowance for doubtful accounts. The total allowance for doubtful accounts at December 31, 2006 was $71,500. The total allowance for doubtful accounts at December 31, 2005 was $1,188,758, after reclassification of the net Azteca receivable to note receivable.

         In 2004, following negotiations with Tarrant Apparel Group, a former customer, we determined that a significant portion of the obligations due from this customer were uncollectible. Accordingly, included in general and administrative expenses for 2004 are charges of $4.3 million related primarily to the write-down of this receivable and leaving a remaining balance receivable from this customer of $4.5 million. An affiliate of the customer repaid the $4.5 million receivable balance over the period from May through December 2005.

NOTE 3 - FACTORING AGREEMENT

         The Company entered into a factoring agreement with East Asia Heller in 2004 for the purchase of eligible receivables from its Hong Kong subsidiary, Tag-It Pacific (HK) Limited. The factor may purchase eligible accounts receivable and assume the credit risk with respect to those accounts for which they have given their prior approval. If the factor does not assume the credit risk for a receivable, the collection risk associated with the receivable remains with the Company. The Company pays a fixed commission rate and

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

may borrow up to 80% of its eligible accounts receivable. Interest is charged at 1.5% over the Hong Kong Dollar prime rate (7.75% and 7.75% at December 31, 2006 and 2005). However, during 2005 and 2006 the factor declined to advance funds to the Company under this agreement. Accordingly, as of December 31, 2006, and 2005 there were no outstanding advances from the factor.

NOTE 4 - DEMAND NOTES PAYABLE TO RELATED PARTIES

         Demand notes payable to related parties consist of the following:

                                                      Year Ended December 31,
                                                 -------------------------------
                                                      2006             2005
                                                 --------------   --------------
Two notes payable  issued from  1995-1998 to
parties   related  to  or  affiliated   with
directors of the Company with interest rates
ranging  from 0% to 10% per  annum,  due and
payable  on  the   fifteenth  day  following
delivery of written demand for payment ......    $       85,176   $       85,176

Convertible  secured note payable  issued in
October  2000 to a director  of the  Company
bears interest at 11%, payable quarterly, is
due on demand and  convertible  into  common
stock at the  election  of the  holder  at a
rate of $4.50 per share, the market value of
the  Company's  common  stock on the date of
approval   by   the   Company's   Board   of
Directors.    The   note   is   secured   by
substantially all of the Company's assets ...           500,000          500,000

Unsecured notes payable to a director of the
Company  accrue  interest at 7% and 8.5% per
annum,  principal and interest due on demand
and fifteen days from demand ................            79,795           79,795
                                                 --------------   --------------
                                                 $      664,971   $      664,971
                                                 ==============   ==============

         Interest expense related to the demand notes payable to related parties for the years ended December 31, 2006, 2005 and 2004 amounted to $67,753, $67,753, and $81,628. Included in accrued expenses at December 31, 2006 and 2005 was $515,738 and $447,986 of related accrued interest. There was no interest paid on the demand notes during the years ended December 31, 2006 and 2005.

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - CAPITAL LEASE OBLIGATIONS

         The Company financed equipment purchases through various capital lease obligations expiring through August 2010. These obligations bear interest at various rates ranging from 4.6% to 15% per annum. Future minimum annual payments under these capital lease obligations are as follows:

Years ending December 31,                                              Amount
------------------------                                            -----------
2007 ....................................................           $   505,029
2008 ....................................................               336,970
2009 ....................................................               184,606
2010 ....................................................                   430
                                                                    -----------

Total payments ..........................................             1,027,035
Less amount representing interest .......................              (119,574)
                                                                    -----------

Balance at December 31, 2006 ............................               907,461
Less current portion ....................................               432,728
                                                                    -----------

Long-term portion .......................................           $   474,733
                                                                    ===========

         At December 31, 2006, total property and equipment under capital lease obligations and related accumulated depreciation was $3,533,154 and $1,178,469, respectively. At December 31, 2005, total property and equipment under capital lease obligations and related accumulated depreciation was $3,468,721 and $661,533, respectively.

NOTE 6 - NOTES PAYABLE

         Notes payable consist of the following:

                                                      Year Ended December 31,
                                                 -------------------------------
                                                     2006               2005
                                                 --------------   --------------
$765,000 note payable to First National Bank
dated  June  3,  2004;   interest  at  6.5%;
payable in eighty-four  monthly  payments of
principal  and interest of $5,746  beginning
July  2004;  twenty-year  amortization,  all
unpaid  principal  and  interest due June 3,
2011 (seven  years);  secured by building in
North Carolina ..............................    $      712,950   $      734,787


$880,000 note payable to First National Bank
dated  November 22, 2004;  interest at 6.5%;
payable  in  sixty   monthly   payments   of
principal and interest of $17,254  beginning
December  2004;  all  unpaid  principal  and
interest due  November 22, 2009;  secured by
manufacturing equipment .....................           548,068          713,068

$1,650,000 note payable to Hennigan, Bennett
& Dorman,  LLP dated May 31, 2006;  interest
at  3.0%;   payable  in   fourteen   monthly
payments of principal and interest beginning
June  2006,  of  $50,000  for the  first two
payments,  and  $133,333 for the next twelve
months   thereafter   until  July  1,  2007;
secured by the note receivable ..............           907,703             --
                                                 --------------   --------------
      Notes Payable .........................         2,168,721        1,447,855
      Less Current portion ..................         1,107,207          186,837
                                                 --------------   --------------

Notes payable, net of current portion            $    1,061,514   $    1,261,018
                                                 ==============   ==============

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Future minimum annual payments under these notes payable obligations are as follows:

Years ending December 31,                                               Amount
------------------------                                              ----------
2007 ..................................................               $1,107,207
2008 ..................................................                  213,030
2009 ..................................................                  210,218
2010 ..................................................                   28,301
2011 and thereafter ...................................                  609,965
                                                                      ----------

Total .................................................               $2,168,721
                                                                      ==========

NOTE 7 - SECURED CONVERTIBLE PROMISSORY NOTES

         On November 10, 2004, the Company raised $12.5 million from the sale of Secured Convertible Promissory Notes (the "Notes") to existing shareholders. The Notes are convertible into common stock at a price of $3.65 per share, bear interest at 6% payable quarterly, are due November 9, 2007 and are secured by the Talon trademarks. The Notes are convertible at the option of the holder at any time after closing. The Company may repay the Notes at any time after one year from the closing date with a 15% prepayment penalty. Among other restrictions, the Notes restrict the Company from declaring or paying a dividend prior to conversion or payment of the Notes. At maturity, the Company may repay the Notes in cash or require conversion if certain conditions are met. In connection with the issuance of the Notes, the Company issued to the Note holders, warrants to purchase up to 171,235 shares of common stock. The warrants have a term of five years, an exercise price of $3.65 per share and vested 30 days after closing. The fair value of the warrants was estimated at approximately $96,000 utilizing the Black-Scholes model and recorded as a discount against the face value of the Notes. The discount is amortized over the three-year term of the Notes on a straight-line basis. The Company has registered the resale by the holders of the shares issuable upon conversion of the Notes and exercise of the warrants. In connection with this financing, the Company paid the placement agent $704,000 in cash, and issued the placement agent a warrant to purchase 215,754 common shares at an exercise price of $3.65 per share. The warrant is exercisable beginning May 10, 2005 through November 10, 2009. The fair value of the warrant was estimated at $93,815 utilizing the Black-Scholes model and recorded as deferred financing costs which are amortized over the three- year term of the Notes. The full amount of principal under these secured convertible promissory notes is due November 7, 2007. (See Item 7. Management's Discussion and Analysis).

NOTE 8 - STOCKHOLDERS' EQUITY AND CONVERTIBLE REDEEMABLE PREFERRED STOCK

PREFERRED STOCK

STOCKHOLDER'S RIGHTS PLAN

         In October 1998, the Company adopted a stockholder's rights plan. Under the rights plan the Company distributed one preferred share purchase right for each outstanding share of Common Stock outstanding on November 6, 1998. Upon the occurrence of certain triggering events related to an unsolicited takeover attempt of the Company, each purchase right not owned by the party or parties making the unsolicited takeover attempt will entitle its holder to purchase shares of the Company's Series A Preferred Stock at a value below the then market value of the Series A Preferred Stock. The rights of holders of the Common Stock will be subject to, and may be adversely affected by, the rights of holders of the share

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


purchase rights, the Series A Preferred Stock and any other preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the Company's outstanding voting stock.

SERIES D PREFERRED STOCK PRIVATE PLACEMENT TRANSACTION

         On December 18, 2003, the Company sold an aggregate of 572,818 shares of non-voting Series D Convertible Preferred Stock, at a price of $44.00 per share, to institutional investors and individual accredited investors in a private placement transaction. The Company received net proceeds of $23,083,693 after commissions and other offering expenses. The Series D Convertible
Preferred Stock was convertible after approval at a special meeting of stockholders at a rate of 10 common shares for each share of Series D Convertible Preferred Stock. Except as required by law, the Series D Preferred shares had no voting rights. The Series D Preferred shares accrued dividends, commencing on June 1, 2004, at an annual rate of 5% of the initial stated value of $44.00 per share, payable quarterly. In the event of a liquidation, dissolution or winding-up of the Company, the Series D Preferred shares would have been entitled to receive, prior to any distribution on the common stock, a distribution equal to the initial stated value of the shares plus all accrued and unpaid dividends.

         At a special meeting of stockholders held on February 11, 2004, the stockholders of the Company approved the issuance of 5,728,180 shares of common stock upon conversion of the Series D Preferred Stock. At the conclusion of the meeting, all of the shares of the Series D Convertible Preferred Stock automatically converted into common shares and the Series D Convertible Preferred Stock was eliminated.

         The Company has registered the common shares issued upon conversion of the Series D Convertible Preferred Stock for resale by the investors. In conjunction with the private placement transaction the Company issued a warrant to purchase 572,818 common shares to the placement agent at an exercise price of $4.74 per share. The warrant is exercisable beginning June 18, 2004 through December 18, 2008. The fair value of the warrant was estimated at approximately $165,000 utilizing the Black-Scholes model and was recorded as a reduction of the proceeds from the placement of the Series D Convertible Preferred Stock. The Company has determined that this transaction did not result in a beneficial conversion feature.

SERIES  C  PREFERRED  STOCK  PURCHASE  AGREEMENT  AND  CO-MARKETING  AND  SUPPLY
AGREEMENT

         In accordance with the Series C Preferred Stock Purchase Agreement entered into with Coats North America Consolidated, Inc. ("Coats") on September 20, 2001, the Company issued 759,494 shares of Series C Convertible Redeemable Preferred Stock to Coats North America Consolidated, Inc. in exchange for an equity investment from Coats of $3,000,001 cash. The Series C Preferred shares were convertible at the option of the holder after one year at the rate of the closing price multiplied by 125% of the ten-day average closing price prior to closing. The Series C Preferred shares were redeemable at the option of the holder after four years. If the holders elected to redeem the Series C Preferred shares, the Company had the option to redeem for cash at the stated value of $3,000,001 or in the form of the Company's common stock at 85% of the market price of the Company's common stock on the date of redemption. If the market price of the Company's common stock on the date of redemption was less than $2.75 per share, the Company was required to redeem for cash at the stated value of the Series C Preferred shares. The Company could elect to redeem the Series C Preferred shares at any time for cash at the stated value. The terms of the Series C Preferred shares provided for cumulative dividends at a rate of 6% of the stated value per annum, payable in cash or the Company's common stock. The dividends were payable at the earlier of the declaration of the Board, conversion or redemption. Each Series C Preferred share had the right to vote for each of the Company's common shares that the Series C Preferred shares could then be converted into on the record date. Total legal and other costs associated with this transaction of $105,000 were netted against the $3,000,001 proceeds received from Coats.

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         In connection with the Series C Preferred Stock Purchase Agreement, the Company also entered into a 10-year Co-Marketing and Supply Agreement with Coats. The Co-Marketing and Supply Agreement provides for selected introductions into Coats' customer base and the Company's trim packages will exclusively offer thread manufactured by Coats.

         On February 25, 2004, the holders of the Series C Preferred Stock converted all 759,494 shares of Series C Preferred Stock, plus $458,707 of accrued dividends, into 700,144 shares of common stock. The Series C Preferred Stock was eliminated in March 2004.

SERIES  B  PREFERRED  STOCK  PURCHASE  AGREEMENT,   DISTRIBUTION  AGREEMENT  AND
TRADENAME PURCHASE AGREEMENT

         On April 3, 2000, the Company entered into a ten-year exclusive license and distribution agreement with Talon, Inc. and its parent company, Grupo Industrial Cierres Ideal, S.A. de C.V. ("GICISA"). Under this agreement, Tag-It Pacific, Inc. was the exclusive sales, marketing, distribution and e-commerce arm for "Talon" products for all customers in the United States, Mexico-based maquiladores, Canada and the Pacific Rim and had the exclusive license to market trim products under the "Talon" brand name. In exchange for these exclusive distribution rights, the Company issued 850,000 shares of Series B Convertible Preferred stock to GICISA. After a period of 30 months, the shares were convertible into the Company's common stock once the average price per share of the Company's common stock reached or exceeded $8.00 for a 30-day consecutive period. The preferred stock was automatically convertible into shares of the Company's common stock based on a rate of one minus the fraction of $2.50 over the average per share closing price of the Company's common stock for the 30-day period preceding the conversion.

         The Series B Convertible Preferred stock had a liquidation preference of $.001 per share, and was entitled to receive non-cumulative dividends on an as converted basis, if and when, such dividends were declared on the Company's common stock and was redeemable by the Company under certain conditions as outlined in the agreement.

         The estimated fair value of the Series B Convertible Preferred stock on April 3, 2000 was $1,400,000. The Company recorded the value of the license and distribution rights as a long-term asset, which was being amortized over the ten-year period of the agreement. The unamortized balance of the long-term asset at December 21, 2001 was $1,166,667.

         On September 30, 2000, the Company purchased inventory from GICISA in exchange for an unsecured note payable in the amount of $2,830,024. The note payable was non-interest bearing and was due April 1, 2002. The Company imputed interest for the holding period of the note amounting to $272,000. The note was subordinate to the obligations due under a credit facility with UPS Capital. The note payable balance at December 21, 2001 was $2,767,182, net of imputed interest of $62,842.

         On December 21, 2001, the Company entered into an Asset Purchase Agreement with Talon, Inc. and GICISA. Pursuant to the Asset Purchase Agreement, the Company acquired from Talon, Inc. and GICISA: (1) certain inventory and equipment, (2) all patent rights held by Talon, Inc. and (3) all of Talon's rights to its trade names and trademarks bearing the Talon name. In addition, the Asset Purchase Agreement terminated the exclusive 10-year license and distribution agreement, dated as of April 3, 2000 by and among the Company, GICISA and Talon, Inc.

         Under the Asset Purchase Agreement, the Company issued to Talon, Inc. 500,000 shares of common stock, par value $0.001 per share, a promissory note in the amount of $4,900,000 and $100,000 in cash held in escrow. The Asset Purchase Agreement required Talon, Inc. to place 50,000 shares of the Company's common stock and $100,000 in escrow for a period of 12 months to satisfy any indemnification claims the Company may have under the Asset Purchase Agreement. The common stock was valued at the market value of the Company's stock on the date of closing. The promissory note was unsecured, and accrued interest at

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


prime plus 2%. In connection with the Asset Purchase Agreement, the Company also entered into a mutual release with Talon, Inc. and GICISA pursuant to which Talon, Inc. and GICISA released the Company from its obligations under the unsecured note payable of $2,830,024 dated September 30, 2000 and other current liabilities under the Exclusive License and Distribution Agreement. Further, 850,000 shares of the Company's series B convertible preferred stock held by GICISA were canceled at the closing of the Asset Purchase Agreement. The balance of the unsecured promissory note was $1.4 million at December 31, 2004. The unsecured promissory note and all outstanding obligations due under the note payable were paid in full as of June 1, 2005.

         The Series B  Convertible  Preferred  Stock was  eliminated in February
2004.

COMMON STOCK

2003 PRIVATE PLACEMENT

         On May 30, 2003, the Company raised approximately $6,037,500 in a private placement transaction with five institutional investors. Pursuant to a securities purchase agreement with these institutional investors, the Company sold 1,725,000 shares of its common stock at a price per share of $3.50. After commissions and expenses, the Company received net proceeds of approximately $5.5 million. The Company has registered the shares issued in the private placement with the Securities and Exchange Commission for resale by the investors. In conjunction with the private placement transaction, the Company issued warrants to purchase 172,500 shares of common stock to the placement agent. The warrants are exercisable beginning August 30, 2003 through May 30, 2008 and have a per share exercise price of $5.06.

STOCK GRANT AGREEMENT

         Pursuant to Stock Grant Agreements between the Company and Herman Roup, dated December 1, 2001, January 1, 2002 and July 17, 2002, the Company issued to Mr. Roup an aggregate 20,500 shares of common stock in 2004 for services provided to the Company valued at $74,825.

EXCLUSIVE LICENSE AND INTELLECTUAL PROPERTY RIGHTS AGREEMENT

         On April 2, 2002, the Company entered into an Exclusive License and Intellectual Property Rights Agreement (the "Agreement") with Pro-Fit Holdings Limited ("Pro-Fit"). The Agreement gives the Company the exclusive rights to sell or sublicense waistbands manufactured under patented technology developed by Pro-Fit for garments manufactured anywhere in the world for the United States market and all United States brands. In accordance with the Agreement, the Company issued 150,000 shares of its common stock which were recorded at the market value of the stock on the date of the Agreement. The shares contain restrictions related to the transfer of the shares and registration rights. The Agreement has an indefinite term that extends for the duration of the trade secrets licensed under the Agreement. The Company has recorded an intangible asset amounting to $577,500 and is amortizing this asset on a straight-line basis over its estimated useful life of five years. The Company is currently in litigation with this supplier (See Notes 1 and 13).

NOTE 9 - STOCK OPTION INCENTIVE PLAN AND WARRANTS

STOCK OPTION INCENTIVE PLAN

          On October 1, 1997, the Company adopted the 1997 Stock Incentive Plan (the "1997 Plan"), which authorized the granting of a variety of stock-based incentive awards. The Board of Directors, who determines the recipients and terms of the awards granted, administers the 1997 Plan. On July 31, 2006 at the

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Company's annual meeting of stockholder's two amendments to the 1997 Stock Plan were approved which (1) increased the maximum number of shares of common stock that may be issued pursuant to awards granted under the 1997 Plan from 3,077,500 shares to 6,000,000 shares, and (2) increased the number of shares of common stock that may be issued pursuant to awards granted to any individual under the plan in a single year to 50% of the total number of shares available under the plan.

          The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock on the date of the grant for years prior to 2006, and for the year ended December 31, 2006, the average market price of the Company's stock for the five trading days prior to the date of the grant; those option awards generally vest over periods determined by the Board from immediate to 4 years of continuous service, and have 10 year contractual terms.

         As of December 31, 2006, the Company may issue awards to acquire up to a total of 2,321,977 shares of common stock under the 1997 Plan, and there were awards issued and outstanding under the Plan to acquire a total of 3,452,635 shares of common stock, including options issued to a consultant to acquire 75,000 shares of common stock at $0.57 per share. During 2006 the Company issued options outside the Plan to employees to acquire 1,625,000 shares of stock at an average exercise price of $0.46 per share, and granted 135,135 shares of stock to an employee with a fair market value of $50,000.

         The following table summarizes all options issued to employees and directors including those issued outside the plan.

         The following table summarizes the activity for the periods:

                                                                     Weighted
                                                                     Average
                                                    Number of        Exercise
EMPLOYEE AND DIRECTOR                                Shares            Price
                                                  -------------    -------------
Options outstanding - January 1, 2004 .........       1,978,000    $        3.55
     Granted ..................................            --      $        --
     Exercised ................................        (115,375)   $        3.36
     Canceled .................................        (120,625)   $        4.00
                                                  -------------    -------------
Options outstanding - December 31, 2004 .......       1,742,000    $        3.53
     Granted ..................................         425,000    $        3.22
     Exercised ................................          (1,250)   $        3.63
     Canceled .................................        (332,750)   $        3.50
                                                  -------------    -------------
Options outstanding - December 31, 2005 .......       1,833,000    $        3.46
     Granted ..................................       3,471,135    $        0.31
     Canceled .................................        (301,500)   $        3.56
                                                  -------------    -------------
Options outstanding - December 31, 2006 .......       5,002,635    $        1.41
                                                  =============    =============

         The Company has also issued certain warrants and options to non-employees. As of December 31, 2006, there were warrants issued to acquire a total of 1,243,813 shares of common stock, and options to acquire 75,000 shares of common stock outstanding to non-employees. During 2006 the Company issued 90,253 shares of stock to a consultant in exchange for services with a fair market value of $51,000.

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The following table summarizes the activity for the periods:

                                                                              Weighted
                                                                              Average
                                                             Number of        Exercise
NON-EMPLOYEES                                                 Shares            Price
                                                           -------------    -------------
Options & warrants outstanding - January 1, 2004 .......       1,277,885    $        4.58
     Granted ...........................................         416,989    $        3.65
     Exercised .........................................         (80,901)   $        2.68
     Canceled ..........................................         (35,000)   $        4.55
                                                           -------------    -------------
Options & warrants outstanding - December 31, 2004 .....       1,578,973    $        4.35
     Granted ...........................................            --      $        --
     Exercised .........................................         (68,494)   $        3.65
     Canceled ..........................................        (133,332)   $        4.54
                                                           -------------    -------------
Options & warrants outstanding - December 31, 2005 .....       1,377,147    $        4.36
     Granted ...........................................          75,000    $        0.57
     Exercised .........................................            --      $        --
     Canceled ..........................................        (133,334)   $        4.54
                                                           -------------    -------------
Options & warrants outstanding - December 31, 2006 .....       1,318,813    $        4.13
                                                           =============    =============

         The Company's determination of fair value of share-based payment awards to employees and directors on the date of grant uses the Black-Scholes model and the assumptions noted in the following table for the years ended December 31, as indicated. Expected volatilities are based on the historical volatility of the Company's stock price and other factors. These variables include, but are not limited to, the expected stock price volatility over the expected term of the awards, and actual and projected employee stock option exercise behaviors. The expected option term is estimated using the "safe harbor" provisions under SAB
107. The risk free rate for periods within the contractual life of the option is based on the U.S. Treasury yield in effect at the time of the grant.

                                                  2006        2005       2004(1)
                                                 -------     -------     -------
Expected volatility .........................         65%         64%        n/a
Expected term in years ......................    6.1 yrs     1.2 yrs         n/a
Expected dividends ..........................       --          --           n/a
Risk-free rate ..............................        4.5%        2.0%        n/a

(1)      No share-based grants were made in 2004.

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         A summary of the option activity under the 1997 Plan as of December 31, 2006, and changes during the year then ended is as follows:

                                                                         Weighted
                                                           Weighted      Average
                                                           Average       Remaining
                                            Number of      Exercise     Contractual     Intrinsic
EMPLOYEE AND DIRECTOR                        Shares         Price       Life (Years)      Value
                                          ------------   ------------   ------------   ------------
Outstanding at December 31, 2006 ......      5,002,635   $       1.41           7.90   $  1,875,639
Vested and Expected to Vest ...........      4,927,355   $       1.43           7.88   $  1,837,150
Exercisable ...........................      2,223,968   $       2.51           6.25   $    447,389

         The weighted average grant-date fair value of options granted to employee's and director's during the years ended December 31, 2006 and 2005 were $0.31 and $0.76, respectively. There were no grants in 2004. The total intrinsic value of options exercised during the years ended December 31, 2005 and 2004 was $1,700, and $130,000, respectively. There were no options exercised in 2006.

                                                                         Weighted
                                                           Weighted      Average
                                                           Average       Remaining
                                            Number of      Exercise     Contractual     Intrinsic
NON-EMPLOYEE OPTIONS & WARRANTS:             Shares         Price       Life (Years)      Value
                                          ------------   ------------   ------------   ------------
Outstanding at December 31, 2006             1,318,813   $       4.13           2.28   $     34,500
Vested and Expected to Vest....              1,318,813   $       4.13           2.28   $     34,500
Exercisable........................          1,318,813   $       4.13           2.28   $     34,500

         The weighted average grant-date fair value of options and warrants granted to non-employees during the years ended December 31, 2006, and 2004 was $0.57 and $3.70, respectively. There were no grants in 2005. The total intrinsic value of options and warrants exercised during the years ended December 31, 2005 and 2004 was $91,000 and $135,000, respectively. There were no options exercised in 2006. The fair value of the awards approximates the values expensed for pro-forma purposes for these periods.

         As of December 31, 2006, there was $645,248 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted, including warrants. This cost is expected to be recognized over the weighted-average period of 2.0 years. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 was $236,000, $217,000 and $1,597,000, respectively.

         When options are exercised, the Company's policy is to issue previously registered, unissued shares of common stock. As of December 31, 2006, the Company had 2,321,977 unissued shares of common stock available in its 1997 Plan. On July 31, 2006, at the annual shareholders meeting an amendment to the 1997 Stock Incentive Plan was adopted to increase the number of authorized shares under the 1997 Plan to a total of 6,000,000 shares. The additional plan shares authorized on July 31, 2006 of 2,922,500 shares have not yet been registered.

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - INCOME (LOSS) PER SHARE

         The following is a reconciliation of the numerators and denominators of the basic and diluted income (loss) per share computations:

                                    December 31, 2006                            December 31, 2005
                       ------------------------------------------   ------------------------------------------
                         Income          Shares       Per Share        Loss           Shares       Per Share
YEARS ENDED:           (Numerator)    (Denominator)     Amount      (Numerator)    (Denominator)     Amount
--------------------   ------------   ------------   ------------   ------------   ------------   ------------
Basic income (loss):
    Income (loss)
    available
    to common
    stockholders ...   $    309,303     18,377,484   $       0.02   $(29,537,70)     18,225,851   $      (1.62)

Effect of dilutive
securities:
    Options ........           --          578,312           0.00           --             --             --
    Warrants .......           --             --             --             --             --             --
                       ------------   ------------   ------------   ------------   ------------   ------------
Income (loss)
available to common
stockholders .......   $    309,303     18,955,796   $       0.02   $(29,537,70)     18,225,851   $      (1.62)
                       ============   ============   ============   ============   ============   ============



                                   December 31, 2004
                       ------------------------------------------
                          Loss           Shares       Per Share
YEARS ENDED:           (Numerator)    (Denominator)     Amount
--------------------   ------------   ------------   ------------
Basic income (loss):
    Income (loss)
    available
    to common
    stockholders ...   $(17,639,47)     17,316,202   $      (1.02)

Effect of dilutive
securities:
    Options ........           --             --             --
    Warrants .......           --             --             --
                       ------------   ------------   ------------
Income (loss)
available to common
stockholders .......   $(17,639,47)     17,316,202   $      (1.02)
                       ============   ============   ============

         Warrants to purchase 1,243,813 shares of common stock at between $3.50 and $5.06; options to purchase 1,642,500 shares of common stock at between $1.27 and $5.23; convertible debt of $12,500,000 convertible at $3.65 per share, and other convertible debt of $500,000 convertible at $4.50 per share were outstanding for the year ended December 31, 2006, but were not included in the computation of diluted loss per share because the effect of exercise or conversion would have an antidilutive effect on the income per share.

         Warrants to purchase 1,377,147 shares of common stock at between $3.50 and $5.06, options to purchase 1,833,000 shares of common stock at between $0.41 and $5.23, convertible debt of $12,500,000 convertible at $3.65 per share, and other convertible debt of $500,000 convertible at $4.50 per share were outstanding for the year ended December 31, 2005, but were not included in the computation of diluted loss per share because the effect of exercise or conversion would have an antidilutive effect on loss per share.

         Warrants to purchase 1,578,973 shares of common stock at between $3.50 and $5.06, options to purchase 1,742,000 shares of common stock at between $1.30 and $4.63, convertible debt of $12,500,000 convertible at $3.65 per share, and other convertible debt of $500,000 convertible at $4.50 per share were outstanding for the year ended December 31, 2004, but were not included in the computation of diluted loss per share because the effect of exercise or conversion would have an antidilutive effect on loss per share.

NOTE 11 - 2005 RESTRUCTURING PLAN

         In an effort to better align the Company's organizational and cost structures with its future growth opportunities, in August 2005 the Company's Board of Directors adopted a restructuring plan for the Company that was substantially completed by December 2005. The plan included restructuring the Company's global operations by eliminating redundancies in its Hong Kong operation, closing its Mexican facilities, converting its Guatemala facility from a manufacturing site to a distributor, and closing its North Carolina manufacturing facility. The Company also refocused its sales efforts on higher margin products, which may have resulted in lower net sales with certain customers. As a result, the Company now operates with fewer employees and reduced associated operating and manufacturing expenses. The Company recorded charges in connection with its restructuring plan in accordance with SFAS No. 146 (As Amended), "Accounting for Costs Associated with Exit or Disposal Activities." In addition, the Company's restructuring plan resulted in the carrying value of certain long-lived assets, primarily equipment, being impaired. Accordingly, in 2005 the Company recorded a charge to recognize the impairment of these assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets.

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The North Carolina manufacturing facility is a long-lived asset that is classified as "held for sale" because it meets the criteria listed in Paragraph 30 of SFAS 144. Management has committed to sell the asset, and is listing the property for sale with a commercial real estate agent. The Company believes the sale of the asset is probable and the sale is expected to be completed within one year. The major components of manufacturing equipment used in this plant to manufacture zippers are not classified as held for sale since the Company intends to re-deploy this equipment in the manufacture of Talon zippers through investment or sale of this equipment to its distributors of Talon zippers. This equipment is separately identified as idle equipment as a component of "Property and equipment" which are included in the accompanying consolidated balance sheets (See Note 1).

         Restructuring costs recorded in 2005 were $6,371,000. Restructuring costs include $3,447,000 of inventory write-downs, restructuring charges of $2,474,000 consisting of $2,036,000 for the impairment of long-lived assets, primarily machinery and equipment, $170,000 of one-time employee termination benefits and other costs of $268,000, which were fully paid by the end of 2005. In addition, an impairment charge to goodwill in the amount of $450,000 was recorded. This goodwill was associated with an acquisition made to benefit the Central and South American operations. Since these operations are being exited, management concluded that this goodwill was impaired and should be written off. These restructuring costs were recorded in the Consolidated Statement of Operations for the year ended December 31, 2005 in the following line items and amounts:

Cost of goods sold .........................................          $3,447,000
Operating expenses:
   General & administrative expenses .......................             450,000
   Restructuring charges ...................................           2,474,000
                                                                      ----------
Total restructuring costs ..................................          $6,371,000
                                                                      ==========

NOTE 12 - INCOME TAXES

         The components of the provision (benefit) for income taxes included in the consolidated statements of operations are as follows:

                                              Year Ended December 31,
                                  ----------------------------------------------
                                     2006              2005              2004
                                  ----------        ----------        ----------
Current:
     Federal .............        $   29,900        $   55,479        $  405,632
     State ...............             4,000             4,000            71,582
                                  ----------        ----------        ----------
                                      33,900            59,479           477,214
Deferred:
     Federal .............              --             850,000         1,530,000
     State ...............              --             150,000           270,000
                                  ----------        ----------        ----------
                                        --           1,000,000         1,800,000
                                  ----------        ----------        ----------
                                  $   33,900        $1,059,479        $2,277,214
                                  ==========        ==========        ==========

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         A reconciliation of the statutory Federal income tax rate with the Company's effective income tax rate is as follows:

                                                     Year Ended December 31,
                                                  ----------------------------
                                                   2006       2005       2004
                                                  ------     ------     ------
Current:
  Federal statutory rate ......................     34.0%     (34.0)%    (34.0)%
  State taxes net of federal benefit ..........      2.3       (5.8)      (6.0)
  Income earned from foreign subsidiaries .....     18.7        0.2        3.1
  Net operating loss valuation allowance
    adjustments ...............................    (71.7)      43.5       51.3
  Change in effective state tax rate ..........     22.4       --         --
  Other .......................................      4.2       (0.2)       0.5
                                                  ------     ------     ------
                                                     9.9%       3.7%      14.9%
                                                  ======     ======     ======

         Income (loss) before income taxes is as follows:

                                           Year Ended December 31,
                           ----------------------------------------------------
                               2006                2005                2004
                           ------------        ------------        ------------
Domestic ...........       $ (1,341,475)       $(28,724,518)       $(17,574,926)
Foreign ............          1,684,678             246,288           2,243,172
                           ------------        ------------        ------------
                           $    343,203        $(28,478,230        $(15,331,754)
                           ============        ============        ============

         The primary components of temporary differences which give rise to the Company's deferred tax assets and deferred tax liabilities are as follows:

                                                     Year Ended December 31,
                                                 -------------------------------
                                                     2006              2005
                                                 ------------      ------------
Net deferred tax asset:
     Net operating loss carry-forwards .....     $ 19,053,346      $ 20,820,849
     Depreciation and amortization .........         (551,643)         (442,909)
     Bad debt reserve ......................           17,961           403,494
     Related party interest ................          189,605           160,996
     Inventory reserve .....................          289,813           448,674
     Other .................................          225,656            56,343
                                                 ------------      ------------
                                                   19,224,738        21,447,447
     Less:  Valuation Allowance ............      (19,224,738)      (21,447,447)
                                                 ------------      ------------
                                                 $       --        $       --
                                                 ============      ============

         At December 31, 2006, Tag-It Pacific, Inc. had Federal and state net operating loss carry-forwards (or "NOLs") of approximately $53.6 million and $13.9 million, respectively. The Federal NOL is available to offset future taxable income through 2024, and the state NOL expires in 2014. Section 382 of the Internal Revenue Code places a limitation on the realizability of net operating losses in future periods if the ownership of the Company has changed more than 50% within a three-year period. As of December 31, 2006, some of our net operating losses may be limited by the Section 382 rules. The amount of such limitations, if any, has not yet been determined.

         Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


bases and tax benefit carry-forwards. Deferred tax liabilities and assets at the end of each period are determined using enacted tax rates. The Company records deferred tax assets arising from temporary timing differences between recorded net income and taxable net income when and if it believes that future earnings will be sufficient to realize the tax benefit. For those jurisdictions where the expiration date of tax benefit carry-forwards or the projected taxable earnings indicate that realization is not likely, a valuation allowance is provided.

         The provisions of SFAS No. 109, "Accounting for Income Taxes," require the establishment of a valuation allowance when, based on currently available information and other factors, it is more likely than not that all or a portion of a deferred tax asset will not be realized. SFAS No. 109 provides that an important factor in determining whether a deferred tax asset will be realized is whether there has been sufficient income in recent years and whether sufficient income is expected in future years in order to utilize the deferred tax asset.

         In 2006 and in prior years, the Company determined, based upon its cumulative operating losses, that it was more likely than not that it would not be in a position to fully realize all of its deferred tax assets in future years. Accordingly, at December 31, 2006 the Company has recorded a valuation allowance of $19.2 million, which reduces the carrying value of its net deferred tax assets to $0. For the year ended December 31, 2006 the Company recorded operating income and various rate and tax timing differences and the value of its net deferred tax assets declined by $2.2 million. Accordingly, a corresponding reduction in the valuation allowance was made, which retained the carrying value of the Company's net deferred tax assets at $0. During 2005 the Company incurred additional operating losses which resulted in an increase in the Company's net deferred tax assets by $11.5 million. Accordingly, it was determined that the valuation allowance from 2004 be increased by $12.5 million to $21.4 million, which reduced the carrying value of its net deferred tax assets to $0 at December 31, 2005. In 2004 the Company recorded a valuation allowance of $8.9 million based upon its cumulative operating losses, and reduced the carrying value of its net deferred tax asset to $1.0 million at December 31, 2004.

         The Company intends to maintain a valuation allowance for its deferred tax assets until sufficient evidence exists to support the reversal or reduction of the allowance. At the end of each period, the Company will review supporting evidence, including the performance against sales and income projections, to determine if a release of the valuation allowance is warranted. If in future periods it is determined that it is more likely than not that the Company will be able to recognize all or a greater portion of its deferred tax assets, the Company will at that time reverse or reduce the valuation allowance.

         The Company believes that its estimate of deferred tax assets and determination to record a valuation allowance against such assets are critical accounting estimates because they are subject to, among other things, an estimate of future taxable income, which is susceptible to change and dependent upon events that may or may not occur, and because the impact of recording a valuation allowance may be material to the assets reported on its balance sheet and results of operations.

         The Company has not provided withholding of U.S. federal income taxes on undistributed earnings of its foreign subsidiaries because the Company intends to reinvest those earnings indefinitely or any taxes on these earnings will be offset by the approximate credits for foreign taxes paid. It is not practical to determine the U.S. federal tax liability, if any, which would be payable if such earnings were not invested indefinitely. At December 31, 2006 and 2005, undistributed earnings from our foreign subsidiaries were $4,581,000 and $4,689,000, respectively.

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

         The Company is a party to a number of non-cancelable operating lease agreements involving buildings and equipment, which expire at various dates through 2010. The Company accounts for its leases in accordance with SFAS No. 13, whereby step provisions, escalation clauses, tenant improvement allowances, increases based on an existing index or rate, and other lease concessions are accounted for in the minimum lease payments and are charged to the income statement on a straight-line basis over the related lease term.

         The future minimum lease commitments at December 31, 2006 are as follows:

         Years Ending December 31,                                      Amount
         -----------------------------------------------              ----------
             2007 ......................................              $  437,226
             2008 ......................................                 407,224
             2009 ......................................                 346,184
             2010 ......................................                 213,364
             2011 and thereafter .......................                  16,757
                                                                      ----------
             Total minimum payments ....................              $1,420,755
                                                                      ==========

         Total rental expense for the years ended December 31, 2006, 2005 and 2004 aggregated $640,864, $750,536, and $696,590, respectively.

PROFIT SHARING PLAN

         In October 1999, the Company established a 401(k) profit-sharing plan for the benefit of eligible employees. The Company may make annual contributions to the plan as determined by the Board of Directors. Total contributions for the years ended December 31, 2006 and 2005 amounted to $22,276 and $16,807, respectively. There were no contributions made during the year ended December 31, 2004.

CONTINGENCIES

         In May, 2006, the Company received notice from the American Stock Exchange ("AMEX") that it was not in compliance with certain of the continued listing standards as set forth in the AMEX Company Guide due to the failure to comply with Section 1003(a)(i) and Section 1003(a)(ii) of the Company Guide, which effectively required that the Company maintain shareholders' equity of at least $4,000,000. Following the notice from AMEX the Company was afforded the opportunity to submit a "plan of compliance" to AMEX outlining in detail how the Company expected to achieve the minimum equity requirements and to regain compliance. On August 3, 2006 the Company received notification from AMEX that the Company's plan to regain compliance with the minimum shareholders' equity requirements of the AMEX Company Guide had been accepted and the Company has been granted an extension until November 16, 2007 to achieve the AMEX continued listing requirements. During this period the Company will be subject to periodic review by the AMEX Staff and failure to make progress consistent with the plan or to regain compliance with continued listing standards by the end of the extension period could result in being delisted from the American Stock Exchange.

         On October 12, 2005, a shareholder class action complaint-- Huberman v. Tag-It Pacific, Inc., et al., Case No. CV05-7352 R(Ex)--was filed against us and certain of our current and former officers and directors in the United States District Court for the Central District of California alleging claims under
Section 10(b) and Section 20 of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. The action is brought on behalf of all

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


purchasers of our publicly-traded securities during the period from November 14, 2003 to August 12, 2005. On January 23, 2006 the court heard competing motions for appointment of lead plaintiff/counsel and appointed Seth Huberman as lead plaintiff. The lead plaintiff thereafter filed an amended complaint on March 13, 2006. The amended complaint alleges that defendants made false and misleading statements about the company's financial situation and its relationship with certain of its large customers during a purported class period between November 13, 2003 and August 12, 2005. It purports to state claims under Section 10(b)/Rule 10b-5 and Section 20(a) of the Securities Exchange Act of 1934. The Company filed a motion to dismiss the amended complaint, which motion was denied by the court on July 17, 2006. On December 21, 2006 the court established a trial date of May 1, 2007 and ordered completion of discovery by March 19, 2007. On February 20, 2007 the court denied class certification. Plaintiff has moved the court to reconsider the ruling, and also to intervene a new plaintiff to pursue class certification. Both of those motions were denied on April 2, 2007. In addition, the same day, the Court granted Defendants' motion for summary judgment, and it is anticipated that the Court will enter a judgment in favor of all Defendants shortly. It is possible that Plaintiff will appeal the summary judgment and class certification rulings. The Company believes that this matter will be resolved in trial or in settlement within the limits of its insurance coverage, however the outcomes of this action or an estimate of the potential losses, if any, related to the lawsuit cannot be reasonably predicted, and an adverse resolution of any of the lawsuit could potentially have a material adverse effect on our financial position and results of operations.

         On April 16, 2004 the Company filed suit against Pro-Fit Holdings, Limited ("Pro-Fit") in the U.S. District Court for the Central District of California -- Tag-It Pacific, Inc. v. Pro-Fit Holdings, Limited, CV 04-2694 LGB
(RCx) -- asserting various contractual and tort claims relating to our exclusive license and intellectual property agreement with Pro-Fit, seeking declaratory relief, injunctive relief and damages. It is the Company's position that the agreement with Pro-Fit gives us the exclusive rights in certain geographic areas to Pro-Fit's stretch and rigid waistband technology. On September 17, 2004, Pro-Fit filed an answer denying the material allegations of the complaint and filed counterclaims alleging various contractual and tort claims seeking injunctive relief and damages. We filed a reply denying the material allegations of Pro-Fit's pleading. Pro-Fit has since purported to terminate the exclusive license and intellectual property agreement based on the same alleged breaches of the agreement that are the subject of the parties' existing litigation, as well as on an additional basis. On February 9, 2005, and again on June 16, 2005, we amended our pleadings in the litigation to assert additional breaches by Pro-Fit of its obligations under the agreement and under certain additional letter agreements, and for a declaratory judgment that Pro-Fit's patent No. 5,987,721 is invalid and not infringed by us. Thereafter, Pro-Fit filed an amended answer and counterclaims denying the material allegations of the amended complaint and alleging various contractual and tort claims seeking injunctive relief and damages. Pro-Fit further asserted that we infringed its United States Patent Nos. 5,987,721 and 6,566,285. We filed a reply denying the substantive allegations of the amended counterclaims. On June 5, 2006 the Court denied the Company's motion for partial summary judgment holding that summary adjudification that we did not breach our agreement with Pro-Fit by engaging in certain activities in Columbia was not appropriate. The Court also held that Pro-Fit was not "unwilling or unable" to fulfill orders by refusing to fill orders with goods produced in the United States. The Court did not find that we breached our agreement with Pro-Fit and a trial is required to determine issues concerning our activities in Columbia and whether other actions by Pro-Fit constituted an unwillingness or inability to fill orders. As a result of a change in the law, we dismissed our antitrust claims against Pro-Fit. The court has not yet set a date for trial of this matter. We derive a significant amount of revenue from the sale of products incorporating the stretch waistband technology our business, results of operations and financial condition could be materially adversely affected if the dispute with Pro-Fit is not resolved in a manner favorable to us. Additionally, we have incurred significant legal fees in this litigation, and unless the case is settled, we will continue to incur additional legal fees in increasing amounts as the case accelerates to trial.

         Tag-It Pacific, Inc. has agreements with its foreign subsidiaries that provide for royalty payments to the U.S. parent company for the sales of products carrying the Talon(R) brand name, and that also provide for a cost sharing arrangement associated with various corporate administrative and operations support costs. These agreements may give rise to inquiries and

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


possible disputes by the foreign taxing authority, resulting in the possible disallowance of some of these costs and potentially resulting in higher foreign income taxes than has been provided. The Company believes that its basis of charging these royalties and its allocation of costs to foreign subsidiaries is appropriate under the various taxing agency laws, and that any disagreement or disallowance regarding such costs will not have a material affect on the financial statements of the Company. A subsidiary, Tag-It de Mexico, S.A. de C.V., has operated under the Mexican government's Maquiladora Program, which entitles Tag-It de Mexico to certain favorable treatment as respects taxes and duties regarding certain imports. In July of 2005, the Mexican Federal Tax Authority asserted a claim against Tag-It de Mexico alleging that certain taxes had not been paid on imported products during the years 2000, 2001, 2002 and 2003. In October of 2005, the Company filed a procedural opposition to the claim and submitted documents to the Mexican Tax Authority in opposition to this claim, supporting the Company's position that the claim was without merit. The Mexican Federal Tax Authority failed to respond to the opposition filed, and the required response period by the Tax Authority has lapsed. In addition, a controlled entity incorporated in Mexico (Logistica en Avios, S.A. de C.V.) through which the Company conducted its operations in 2005, may be subjected to a claim or claims from the Mexican Tax Authority, as identified directly above, and additionally to other tax issues, including those arising from employment taxes. The Company believes that any such claim is defective on both procedural and documentary grounds and is without merit. An estimate of the possible loss or range of loss if any associated with these matters cannot be made at this time. The Company does not believe these matters will have a material adverse affect on the Company.

         The Company currently has pending a number of other claims, suits and complaints that arise in the ordinary course of our business. We believe that we have meritorious defenses to these claims and that the claims are either covered by insurance or, after taking into account the insurance in place, would not have a material effect on our consolidated financial condition if adversely determined against us.

         In November 2002, the FASB issued FIN No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others - and interpretation of FASB Statements No. 5, 57 and 107 and rescission of FIN 34." The following is a summary of the Company's agreements that it has determined are within the scope of FIN 45:

         In accordance with the bylaws of the Company, officers and directors are indemnified for certain events or occurrences arising as a result of the officer or director's serving in such capacity. The term of the indemnification period is for the lifetime of the officer or director. The maximum potential amount of future payments the Company could be required to make under the indemnification provisions of its bylaws is unlimited. However, the Company has a director and officer liability insurance policy that reduces its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of the indemnification provisions of its bylaws is minimal and therefore, the Company has not recorded any related liabilities.

         The Company enters into indemnification provisions under its agreements with investors and its agreements with other parties in the normal course of business, typically with suppliers, customers and landlords. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities or, in some cases, as a result of the indemnified party's activities under the agreement. These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has not recorded any related liabilities.

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 14 - GEOGRAPHIC INFORMATION

         The Company specializes in the distribution of a full range of trim items to manufacturers of fashion apparel, specialty retailers and mass merchandisers. There is not enough difference between the types of products developed and distributed by the Company to justify segmented reporting by product type. The Company believes that revenue by each major product class is a valuable business measurement. The net revenues for the three primary product groups is as follows:

                                                Year Ended December 31,
                                     -------------------------------------------
                                        2006            2005            2004
                                     -----------     -----------     -----------
Product Group Net Revenue:
     Talon zipper ..............     $17,005,203     $13,593,479     $12,712,689
     Trim ......................      22,502,947      24,788,397      28,805,347
     Tekfit ....................       9,316,852       8,949,300      13,591,445
                                                     -----------     -----------
                                     $48,825,002     $47,331,176     $55,109,481
                                     ===========     ===========     ===========

         The Company distributes its products internationally and has reporting requirements based on geographic regions. Long-lived assets are attributed to countries based on the location of the assets and revenues are attributed to countries based on customer delivery locations, as follows:

                                                Year Ended December 31,
                                     -------------------------------------------
                                        2006            2005            2004
                                     -----------     -----------     -----------
Sales:
     United States .............     $ 5,287,236     $ 8,902,734     $ 4,822,935
     Asia ......................      28,974,546      20,005,036      12,785,977
     Mexico ....................       2,476,313       8,526,367      21,452,805
     Dominican Republic ........       9,138,404       5,914,792       9,678,078
     Other .....................       2,948,503       3,982,247       6,369,686
                                     -----------     -----------     -----------
                                     $48,825,002     $47,331,176     $55,109,481
                                     ===========     ===========     ===========
Long-lived Assets:
     United States .............     $ 9,531,659     $ 9,797,110     $12,911,377
     Asia ......................         386,516         226,221         234,746
     Mexico ....................           5,078          23,754         187,721
     Dominican Republic ........         668,067         776,279         866,807
                                     -----------     -----------     -----------
                                     $10,591,320     $10,823,364     $14,200,651
                                     ===========     ===========     ===========

NOTE 15 - MAJOR CUSTOMERS AND VENDORS

         For the year ended December 31, 2006, no single customer represented more than 9% of the Company's consolidated net sales; however the Company's three largest customers represented approximately 18% of consolidated net sales. For the year ended December 31, 2005, no single customer represented more than 10% of consolidated net sales; however, the Company's three largest customers represented approximately 22% of consolidated net sales. Two major customers accounted for approximately 22% of the Company's net sales for the year ended December 31, 2004.

         One major vendor accounted for substantially all of the Company's purchases associated with its TekFit product for the year ended December 31, 2006 and represented 24% of the Company's overall purchases; and three vendors, each representing more than 10% of the Company's purchases, accounted for approximately 45% of the Company's purchases for the year ended December 31, 2006. Three vendors accounted for approximately 39% of the Company's purchases for the year ended December 31, 2005, and four vendors accounted for approximately 70% of the Company's purchases for the year ended December 31,

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2004. Included in accounts payable and accrued expenses at December 31, 2006 and 2005 is $2,682,000 and $2,206,000 due to these vendors. Terms are sight to 60 days.

NOTE 16 - RELATED PARTY TRANSACTIONS

         Prior to 2004 the Company operated an apparel trim supply agreement with Tarrant Apparel Group. Two of Tarrant's directors and significant shareholders are also significant shareholders of the Company. In 2004, following negotiations with Tarrant Apparel Group, the Company determined that a significant portion of the obligations due from this customer were uncollectible. Accordingly, included in general and administrative expenses for 2004 are charges of $4.3 million related primarily to the write-down of this receivable and leaving a remaining balance receivable from this customer of $4.5 million at December 31, 2004. An affiliate of the customer repaid the $4.5 million receivable balance over the period from May through December 2005. The Company terminated its supply relationship with Tarrant in 2004; however the Company continues to conduct business with Tarrant on a limited basis. Total sales to Tarrant for the years ended December 31, 2006, 2005 and 2004 were $3,000, $574,000 and $758,000, respectively. As of December 31, 2005, accounts receivable, related party included $0.05 million due from Tarrant. No amounts were due from Tarrant at December 31, 2006.

         Colin Dyne, a director of the Company is a significant shareholder in People's Liberation, Inc., the parent company of Versatile Entertainment, Inc. During 2006 and 2005 the Company had sales of $147,000 and $ 76,000 respectively, to Versatile Entertainment. At December 31, 2006 accounts receivable of $83,400 were outstanding from Versatile Entertainment.

         Due from related parties at December 31, 2006 and 2005 includes $675,137 and $655,489 respectively, of unsecured notes, advances and accrued interest receivable from Colin Dyne,. The notes and advances bear interest at 7.5% and are due on demand.

         Demand notes payable to related parties includes notes and advances to Mark Dyne, the Chairman of the Board of Directors of the Company or to parties related to or affiliated with Mark Dyne. The balance of Demand notes payable to related parties at December 31, 2006 and 2005 was $664,971. See Note 4 for further discussion of these notes, and related accrued interest and interest expense.

         Transportation fees in the amount of $211,000 were paid to or on behalf of a company that Mark Dyne has an ownership interest in for the year ended December 31, 2004. Consulting fees paid to Diversified Investments, a company owned by Mark Dyne, amounted to $150,000 for each of the years ended December 31, 2006, 2005 and 2004.

         Consulting fees of $335,000 were paid for services provided by Colin Dyne, for the year ended December 31, 2006. Brent Cohen and Raymond Musci, both members of the Board of Directors were paid for services provided during the year ended December 31, 2005 in the amount of $24,000, and $21,000, respectively. Mr. Cohen and Kevin Bermiester, a former director of the Company, were paid for services provided during the year ended December 31, 2004 in the amounts of $57,000 and $41,000, respectively.

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17 - QUARTERLY RESULTS (UNAUDITED)

         Quarterly results for the years ended December 31, 2006 and 2005 are reflected below:

                                   4th             3rd             2nd             1st
                               ------------    ------------    ------------    ------------
2006
----
Revenue ....................   $ 10,573,755    $ 13,366,944    $ 14,246,087    $ 10,638,216
Gross profit ...............   $  3,350,600    $  4,148,406    $  4,127,237    $  2,842,725
Operating income (loss) ....   $    248,177    $    630,273    $    895,481    $   (442,275)
Net Income(loss) ...........   $     44,950    $    339,115    $    654,643    $   (729,404)
Basic and diluted income
(loss) per share ...........   $       0.00    $       0.02    $       0.04    $      (0.04)

2005
----
Revenue ....................   $  9,163,355    $  9,472,898    $ 15,639,646    $ 13,055,277
Gross profit (loss) (1) ....   $ (1,652,918)   $ (2,094,230)   $    756,120    $  3,251,823
Operating (loss) income
(1,2) ......................   $ (4,925,076)   $(10,203,361)   $(10,829,928)   $ (1,140,089)
Net (loss) income (1,2) ....   $ (5,127,754)   $(10,284,874)   $(12,476,638)   $ (1,648,443)
Basic and diluted (loss)
per share ..................   $      (0.28)   $      (0.56)   $      (0.68)   $      (0.09)

(1) The Company recorded restructuring charges of $6.2 million in the third quarter of 2005, of which $3.4 million, related to inventory write-downs (Note 11); theCompany recorded $2.5 million in inventory obsolescence reserves and $1.5 million in inventory overhead adjustments in the fourth quarter affecting gross profit.

(2) The Company recorded $3.6 million in bad debt reserves principally associated with one customer in the second quarter of 2005; direct write-off to bad debts of $1.8 million in the third quarter of 2005 principally from another customer, and $0.5 million in bad debts in the fourth quarter of 2005 associated with the acceptance of a note receivable. In the third quarter of 2005, the Company recorded restructuring charges included in operating costs of $2.8 millionand a decrease in net deferred tax asset resulting in a charge to the provision for income taxes of $1 million during 2005.

         During 2006, the Company had no material unusual or infrequently occurring items or adjustments that were recognized during the year.

         Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with the per share amounts for the year.

NOTE 18 - SUBSEQUENT EVENT (UNAUDITED)

         On April 11, 2007 a favorable verdict was awarded to the plaintiff in a trademark infringement lawsuit in which Azteca Production International, Inc. is a defendant. We have an outstanding note receivable from Azteca (see Note 2), and this adverse ruling against them may impact their ability to repay our note receivable. The outcome of this event or an estimate of the potential impact if any, on the collectibility of our note receivable cannot be reasonably predicted at this time. The failure to collect payments under this note as scheduled could have a material adverse effect on our financial position and results of operations.

ITEM 9A.      CONTROLS AND PROCEDURES

EVALUATION OF CONTROLS AND PROCEDURES

         We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities Exchange Commission's rules and forms, including to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.

         As of December 31, 2006, we conducted an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2006, our disclosure controls and procedures were effective.

CHANGES IN INTERNAL CONTROLS

         During the last fiscal quarter, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

                                     PART IV

ITEM 15.      EXHIBITS, FINANCIAL STATEMENT SCHEDULES

         (a)      FINANCIAL STATEMENTS AND SCHEDULES.

      INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON SCHEDULE II


To the Board of Directors
Tag it Pacific, Inc.
Woodland Hills, California

The audits referred to in our report, dated April 9, 2007 included in the related financial statement schedule as of December 31, 2006 and for the two years ended December 31, 2006, included in the annual report on Form 10-K of Tag-It Pacific, Inc. This financial statement scheduled is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audit. In our opinion, such financial statement schedule presents fairly, in all material respects, the information set forth therein.


/S/ SINGER LEWAK GREENBAUM & GOLDSTEIN
------------------------------------------
SINGER LEWAK GREENBAUM & GOLDSTEIN

Los Angeles, California

April 9, 2007

      INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON SCHEDULE II


To the Board of Directors
Tag-It Pacific, Inc.
Los Angeles, California

The audit referred to in our report, dated March 31, 2005, included the related financial statement schedule as of and for the year ended December 31, 2004 included in the annual report on Form 10-K of Tag-It Pacific, Inc. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audit. In our opinion, such financial statement schedule presents fairly, in all material respects, the information set forth therein.


/s/ BDO Seidman, LLP
------------------------------------------
BDO Seidman, LLP

Los Angeles, California
March 31, 2005

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

             COLUMN A                            COLUMN B      COLUMN C     COLUMN D      COLUMN E
                                                Balance at
                                                Beginning                                 Balance at
            Description                          of Year      Additions    Deductions    End of Year
--------------------------------------------   -----------   -----------   -----------   -----------
2006
----
Allowance for doubtful accounts
  deducted from accounts receivable
  in the balance sheet .....................   $ 1,189,000   $   198,000   $ 1,315,500   $    71,500
Reserve for obsolescence deducted
  from inventories on the balance
  sheet ....................................     7,306,000       557,000     6,621,000     1,242,000
Valuation reserve deducted from
  deferred tax assets ......................    21,447,000          --       2,222,000    19,225,000
                                               -----------   -----------   -----------   -----------
                                               $29,942,000   $   755,000   $10,158,500   $20,538,500
                                               ===========   ===========   ===========   ===========

2005
----
Allowance for doubtful accounts
  deducted from accounts receivable
  in the balance sheet .....................   $ 6,086,000   $ 4,160,000   $ 9,057,000   $ 1,189,000
Reserve for obsolescence deducted
  from inventories on the balance
  sheet ....................................     6,365,000     2,538,000     1,597,000     7,306,500
Valuation reserve deducted from
  deferred tax assets ......................     8,900,000    12,547,000          --      21,447,000
                                               -----------   -----------   -----------   -----------
                                               $21,351,000   $19,245,000   $10,654,000   $29,942,000
                                               ===========   ===========   ===========   ===========

2004
----
Allowance for doubtful accounts
  deducted from accounts receivable
  in the balance sheet .....................   $ 2,044,000   $ 5,500,000   $ 1,458,000   $ 6,086,000
Reserve for obsolescence deducted
  from inventories on the balance
  sheet ....................................     6,125,000     1,040,000       800,000     6,365,500
Valuation reserve deducted from
  deferred tax assets ......................     1,119,000     7,781,000          --       8,900,000
                                               -----------   -----------   -----------   -----------
                                               $ 9,288,000   $14,321,000   $ 2,258,000   $21,351,000
                                               ===========   ===========   ===========   ===========

(1) Additions to the allowance for doubtful accounts include provisions for uncollectible accounts. Bad debt expense includes (and additions above exclude) net recoveries of $712,000 for the year ended December 31, 2006, and net direct write-offs of $1,698,000 and $2,916,000 for the years ended December 31, 2005 and 2004, respectively. Additions to the inventory obsolescence reserve include current year provisions. Additionally, in 2005 there were direct write-offs of inventory of $3.4 million in connection with the restructuring, and in 2006 there were direct write-offs of $0.2 million.

(2) Deductions from the allowance for doubtful accounts includes amounts applied to write-offs, reversals of prior period provisions, and, for the year ended December 31, 2005, deductions include $7,528,000 related to the conversion of a trade account receivable to a note receivable. Deductions from the inventory obsolescence reserve include application of the reserve against obsolete, excess, slow-moving or disposed inventory.

         (b)      EXHIBITS:

                  See Exhibit Index attached to this Annual Report of Form 10-K.

                                  SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             TAG-IT PACIFIC, INC.


                                             ----------------------------
                                             By:  Lonnie D. Schnell
                                             Its: Chief Financial Officer


                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

      Signature                       Title                         Date
      ---------                       -----                         ----

                         Chairman of the Board of Directors
---------------------
Mark Dyne


                             Chief Executive Officer
---------------------          (Principal Executive
Stephen Forte                 Officer) and Director


                             Chief Financial Officer
---------------------        (Principal Accounting and
Lonnie D. Schnell              Financial Officer)


                                    Director
---------------------
Colin Dyne


                                    Director
---------------------
Brent Cohen


                                    Director
---------------------
Raymond Musci


                                    Director
---------------------
Joseph Miller


                                    Director
---------------------
William Sweedler

                                  EXHIBIT INDEX

Exhibit
Number   Exhibit Description
-------  -----------------------------------------------------------------------

23.1     Consent of Singer Lewak Greenbaum & Goldstein LLP.

23.2     Consent of BDO Seidman, LLP.

31.1 Certificate of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934, as amended

31.2 Certificate of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934, as amended

32.1 Certificate of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities and Exchange Act of 1934, as amended.

                                  ATTACHMENT C

                            TALON INTERNATIONAL, INC.

                          ANNUAL REPORT ON FORM 10-K/A

                                  AMENDED ITEMS

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-K/A

                                (AMENDMENT NO. 2)

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

[_] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                         Commission file number 1-13669

                              TAG-IT PACIFIC, INC.
             (Exact Name of Registrant as Specified in Its Charter)

            DELAWARE                                           95-4654481
(State or Other Jurisdiction of                             (I.R.S. Employer
 Incorporation or Organization)                             Identification  No.)

                       21900 BURBANK BLVD., SUITE 270
                         WOODLAND HILLS, CALIFORNIA              91367
                  (Address of Principal Executive Offices)    (Zip Code)

                                 (818) 444-4100
              (Registrant's Telephone Number, Including Area Code)

           Securities registered pursuant to Section 12(b) of the Act:

     TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH REGISTERED
     -------------------               -----------------------------------------
COMMON STOCK, $.001 PAR VALUE                   AMERICAN STOCK EXCHANGE

           Securities registered pursuant to Section 12(g) of the Act:

                                      NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                              Yes [_]     No [X]

Indicate by check mark if the registration is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [_] No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days.

                              Yes [X]     No [_]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer [_]   Accelerated filer [_]    Non-accelerated filer [X]

Indicate by check mark whether the  registrant is a shell company (as defined in
Rule 12b-2 of the Act).       Yes [_]     No [X]

At June 30, 2006 the aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant was $12,147,000. At April 10, 2007 the issuer had 18,466,433 shares of Common Stock, $.001 par value, issued and outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE
None.

================================================================================

                                EXPLANATORY NOTE


         This Amendment No. 2 to Form 10-K on Form 10-K/A (this "Amendment") amends Talon International, Inc.'s (formerly, Tag-It Pacific, Inc.) (the "Company") Annual Report on Form 10-K for the fiscal year ended December 31, 2006, originally filed on April 12, 2007, and amended by Amendment No. 1 to Form 10-K on Form 10-K/A filed on April 30, 2007 (as amended, the "Original Filing"). The Company is filing this Amendment to amend the disclosure contained in Item 3, Item 6, Item 7, Item 8, Item 9A and Item 15 of the Original Filing.


         Except as described above, no other changes have been made to the Original Filing. This Amendment continues to speak as of the date of the
Original Filing, and the Company has not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Filing. In this Amendment, unless the context indicates otherwise, the terms "Company," "we," "us," and "our" refer to Talon International, Inc. and its subsidiaries.

ITEM 3.       LEGAL PROCEEDINGS

         On October 12, 2005, a shareholder class action complaint-- HUBERMAN V. TAG-IT PACIFIC, INC., ET AL., Case No. CV05-7352 R(Ex)--was filed against us and certain of our current and former officers and directors in the United States District Court for the Central District of California alleging claims under
Section 10(b) and Section 20 of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. The action is brought on behalf of all purchasers of our publicly-traded securities during the period from November 14, 2003 to August 12, 2005. On January 23, 2006 the court heard competing motions for appointment of lead plaintiff/counsel and appointed Seth Huberman as lead plaintiff. The lead plaintiff thereafter filed an amended complaint on March 13, 2006. The amended complaint alleges that defendants made false and misleading statements about the company's financial situation and its relationship with certain of its large customers during a purported class period between November 13, 2003 and August 12, 2005. It purports to state claims under Section 10(b)/Rule 10b-5 and Section 20(a) of the Securities Exchange Act of 1934. The Company filed a motion to dismiss the amended complaint, which motion was denied by the court on July 17, 2006. On December 21, 2006 the court established a trial date of May 1, 2007 and ordered completion of discovery by March 19, 2007. On February 20, 2007 the court denied class certification. Plaintiff has moved the court to reconsider the ruling, and also to intervene a new plaintiff to pursue class certification. Both of those motions were denied on April 2, 2007. In addition, the same day, the Court granted Defendants' motion for summary judgment, and it is anticipated that the Court will enter a judgment in favor of all Defendants shortly. It is possible that Plaintiff will appeal the summary judgment and class certification rulings. We believe that this matter will be resolved in trial or in settlement within the limits of our insurance coverage, however the outcomes of this action or an estimate of the potential losses, if any, related to the lawsuit cannot be reasonably predicted, and an adverse resolution of the lawsuit could potentially have a material adverse effect on our financial position and results of operations.

         On April 16, 2004 we filed suit against Pro-Fit Holdings, Limited ("Pro-Fit") in the U.S. District Court for the Central District of California -- TAG-IT PACIFIC, INC. V. PRO-FIT HOLDINGS, LIMITED, CV 04-2694 LGB (RCx) -- asserting various contractual and tort claims relating to our exclusive license and intellectual property agreement with Pro-Fit, seeking declaratory relief, injunctive relief and damages. It is our position that the agreement with Pro-Fit gives us the exclusive rights in certain geographic areas to Pro-Fit's stretch and rigid waistband technology. On September 17, 2004, Pro-Fit filed an answer denying the material allegations of the complaint and filed counterclaims alleging various contractual and tort claims seeking injunctive relief and damages. We filed a reply denying the material allegations of Pro-Fit's pleading. Pro-Fit has since purported to terminate the exclusive license and intellectual property agreement based on the same alleged breaches of the agreement that are the subject of the parties' existing litigation, as well as on an additional basis. On February 9, 2005, and again on June 16, 2005, we amended our pleadings in the litigation to assert additional breaches by Pro-Fit of its obligations under the agreement and under certain additional letter agreements, and for a declaratory judgment that Pro-Fit's patent No. 5,987,721 is invalid and not infringed by us. Thereafter, Pro-Fit filed an amended answer and counterclaims denying the material allegations of the amended complaint and alleging various contractual and tort claims seeking injunctive relief and damages. Pro-Fit further asserted that we infringed its United States Patent Nos. 5,987,721 and 6,566,285. We filed a reply denying the substantive allegations of the amended counterclaims. On June 5, 2006 the Court denied our motion for partial summary judgment holding that summary adjudication that we did not breach our agreement with Pro-Fit by engaging in certain activities in Columbia was not appropriate. The Court also held that Pro-Fit was not "unwilling or unable" to fulfill orders by refusing to fill orders with goods produced in the United States. The Court did not find that we breached our agreement with Pro-Fit and a trial is required to determine issues concerning our activities in Columbia and whether other actions by Pro-Fit constituted an unwillingness or inability to fill orders. As a result of a change in the law, we dismissed our antitrust claims against Pro-Fit. The court has not yet set a date for trial of this matter. We have derived a significant amount of revenue from the sale of products incorporating the stretch waistband technology, and our business, results of operations and financial condition could be materially adversely affected if the dispute with Pro-Fit is not resolved in a manner favorable to us. Additionally, we have incurred significant legal fees in this litigation, and unless the case is settled, we will continue to incur additional legal fees in increasing amounts as the case accelerates to trial.

         We have agreements with our foreign subsidiaries that provide for royalty payments to the U.S. parent company for the sales of products carrying the TALON(R) brand name, and that also provide for a cost sharing arrangement associated with various corporate administrative and operations support costs. These agreements may give rise to inquiries and possible disputes by the foreign taxing authority, resulting in the possible disallowance of some of these costs and potentially resulting in higher foreign income taxes than has been provided. We believe that our basis of charging these royalties and its allocation of costs to foreign subsidiaries is appropriate under the various taxing agency laws, and that any disagreement or disallowance regarding such costs will not have a material affect on the financial statements of the Company. A subsidiary, Tag-It de Mexico, S.A. de C.V., has operated under the Mexican government's Maquiladora Program, which entitles Tag-It de Mexico to certain favorable treatment as respects taxes and duties regarding certain imports. In July of 2005, the Mexican Federal Tax Authority asserted a claim against Tag-It de Mexico alleging that certain taxes had not been paid on imported products during the years 2000, 2001, 2002 and 2003. In October of 2005, we filed a procedural opposition to the claim and submitted documents to the Mexican Tax Authority in opposition to this claim, supporting our position that the claim was without merit. The Mexican Federal Tax Authority failed to respond to the opposition filed, and the required response period by the Tax Authority has lapsed. In addition, a controlled entity incorporated in Mexico (Logistica en Avios, S.A. de C.V.) through which we conducted our operations in 2005, may be subjected to a claim or claims from the Mexican Tax Authority, as identified directly above, and additionally to other tax issues, including those arising from employment taxes. We believe that any such claim is defective on both procedural and documentary grounds and is without merit. An estimate of the possible loss or range of loss if any associated with these matters cannot be made at this time. We do not believe these matters will have a material adverse affect on us.

         We currently have pending a number of other claims, suits and complaints that arise in the ordinary course of our business. We believe that we have meritorious defenses to these claims and that the claims are either covered by insurance or, after taking into account the insurance in place, would not have a material effect on our consolidated financial condition if adversely determined against us.

                                     PART II


ITEM 6.       SELECTED FINANCIAL DATA

         The following selected financial data is not necessarily indicative of our future financial position or results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included in Item 8, "Financial Statements and Supplementary Data" of this Report on Form 10-K.

                                                                           YEARS ENDED DECEMBER 31,
                                                                     (In thousands except per share data)
                                                              2002        2003(1)   2004(1,2)    2005(1)      2006
                                                         ------------ ---------- ----------- ----------- --------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenue......................................      $   60,073   $  64,443  $   55,109  $   47,331  $   48,825
Income (loss) from operations......................      $    3,044   $ (5,881)  $ (14,482)  $ (27,098)  $    1,332
Net income (loss)..................................      $    1,496   $ (4,745)  $ (17,609)  $ (29,538)  $      309
Net income (loss) per share - basic................      $     0.14   $  (0.46)  $   (1.02)  $   (1.62)  $     0.02
Net income (loss) per share - diluted..............      $     0.14   $  (0.46)  $   (1.02)  $   (1.62)  $     0.02
Weighted average shares outstanding - basic........           9,232      10,651      17,316      18,226      18,377
Weighted average shares outstanding - diluted......           9,531      10,651      17,316      18,226      18,956

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..........................      $      285   $  14,443  $    5,461  $    2,277  $    2,935
Total assets.......................................      $   54,055   $  67,770  $   56,448  $   30,321  $   25,694
Capital lease obligations, line of credit and notes      $   21,263   $  11,759  $   18,792  $   16,001  $   16,214
payable
Convertible redeemable preferred stock.............      $    2,895   $   2,895  $        -  $        -  $        -
Stockholders' equity...............................      $   18,467   $  43,564  $   30,195  $      912  $    1,686
Total liabilities and stockholders' equity.........      $   54,055   $  67,770  $   56,448  $   30,321  $   25,694

PER SHARE DATA:
Net book value per common share....................      $     1.98   $    3.79  $     1.66  $     0.05  $     0.09
Common shares outstanding..........................           9,320      11,508      18,171      18,241      18,466

----------------------

(1) We incurred restructuring costs of $6.4 million, $.4 million, and $7.7 million during the years ended December 31, 2005, 2004 and 2003, respectively.

(2) We incurred net charges of $4.3 million from the write-off of obligations due from a former major customer and other fourth quarter adjustments totaling $9.5 million during the year ended December 31, 2004.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The following management's discussion and analysis is intended to assist the reader in understanding our consolidated financial statements. This discussion is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and accompanying notes.

         Tag-It Pacific, Inc. designs, sells, manufactures and distributes apparel zippers, specialty waistbands and various apparel trim products to manufacturers of fashion apparel, specialty retailers and mass merchandisers. We sell and market these products under various branded names including TALON and TEKFIT. We operate the business globally under three product groups.

         We plan to increase our global expansion of TALON zippers through the establishment of a network of Talon owned sales, distribution and manufacturing locations, distribution relationships and joint ventures. The network of these distributors and manufacturing joint ventures, in combination with TALON owned and affiliated facilities under the TALON brand, is expected to improve our time-to-market by eliminating the typical setup and build-out phase for new manufacturing capacity throughout the world, and by sourcing, finishing and distributing to apparel manufacturers in their local markets.

         We have structured our trim business to focus as an outsourced product development, sourcing and sampling department for the most demanding brands and retailers. We believe that trim design differentiation among brands and retailers has become a critical marketing tool for our customers. By assisting our customers in the design, development, sampling and sourcing of trim, we expect to achieve higher margins for our trim products, create long-term relationships with our customers, grow our sales to a particular customer by supplying trim for a larger proportion of their brands, and better differentiate our trim sales and services from those of our competitors. We plan to aggressively expand our trim business globally, so we may better serve our apparel factory customers in the field, in addition to our brand and retail customer. We believe we can lead the industry in trim sourcing by having both an intimate relationship with our brand and retail customers, and having a distributed service organization to serve our factory customers (those that manufacture for the apparel brand and retailers) globally.

         Our TEKFIT services provide manufacturers with the patented technology, manufacturing know-how and materials required to produce pants incorporating an expandable waistband. These products were previously produced by several manufacturers for one single brand. In October 2006 our exclusive supply contract with this brand expired. With the expiration of this exclusive contract we now have broader access to other customers and we intend to actively expand this product offering to other brands. Orders have already been placed by a new brand customer in October 2006 as a result of these efforts. However sales to the previous brand are expected to decline significantly in 2007 and orders from new brands are not expected to fully offset these declines in the near term. Consequently, we expect sales and earnings contributions from this product line to decline significantly for at least the first half of 2007; though we believe our sales of this product will grow subsequently as we market our products to new customers throughout the year.

         Our efforts to expand this product offering to other customers have also been limited by a licensing dispute. As described more fully in this report under Item 3. "Legal Proceedings", we are presently in litigation with Pro-Fit Holdings Limited related to our exclusively licensed rights to sell or sublicense stretch waistbands manufactured under Pro-Fit's patented technology.

         The revenues we derive from the sale of products incorporating the stretch waistband technology, represented approximately 19% of our consolidated revenues for the years ended December 31, 2006 and 2005, and 25% in 2004; accordingly the results of operations and financial condition could be materially adversely affected if our dispute with Pro-Fit is not resolved in a manner favorable to us, or if we are unsuccessful in securing new customers to replace the revenues previously generated by the single brand.

         In an effort to better align our organizational and cost structures with its future growth opportunities, in August 2005 our Board of Directors adopted a restructuring plan that was substantially completed by December 31, 2005. The plan included restructuring our global operations by eliminating redundancies in our Hong Kong operation, closing our facilities in Mexico, and closing our North Carolina manufacturing facility. We have also refocused our sales efforts on higher margin products, which may result in lower net sales initially as we focus on acquiring high quality customers, and decrease our customer concentration. As a result of this restructuring, we now operate with fewer employees and will have lower associated operating and distribution expenses.

         During 2005, we recorded charges in connection with this restructuring plan in accordance with SFAS No. 146 (as amended), "Accounting for Costs Associated with Exit or Disposal Activities." In addition, the restructuring plan resulted in the carrying value of certain long-lived assets, primarily equipment, being impaired. Accordingly, in 2005 we recorded a charge to recognize the impairment of these assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

         Our North Carolina manufacturing facility has been classified as "Fixed assets held for sale" in our consolidated financial statements. Management has committed to sell the asset and has listed the property for sale with a commercial real estate agent. We believe the sale of the asset is probable and that the sale is expected to be completed within one year. The major components of manufacturing equipment used in this plant to manufacture zippers are not classified as assets held for sale since management intends to re-deploy this equipment in the manufacture of TALON zippers through investment or sale of this equipment to distributors of TALON zippers. This equipment is separately identified as idle equipment as a component of "Property and Equipment". See "Notes to consolidated financial statements," Note 1.


         Restructuring costs recorded in the third quarter of 2005 were $6.2 million. Additional restructuring costs of $0.2 million were incurred in the fourth quarter of 2005. Total restructuring costs in 2005 were $6.4 million. These costs include $3.4 million of inventory write-downs charged to cost of goods sold; $2.2 million for the impairment of long-lived assets (primarily machinery and equipment), $0.2 million of one-time employee termination benefits and other costs of $0.2 million which were charged to operating expenses. In addition, an impairment charge to goodwill of $0.4 million was recorded. This goodwill was associated with an acquisition made to benefit our Central and South American operations. Since these operations were closed during 2005, the goodwill was impaired and written off. As a result of the restructuring, the Company expected to reduce general and administrative operating costs by approximately 25% to 30%, or $5.0 to $6.0 million on an annualized basis. Initial savings anticipated during the fourth quarter of 2005 were expected to be approximately $1.0 million offset by $0.8 million in costs to implement the restructuring including a $0.4 million write-off of goodwill. During fiscal year 2006 general and administrative expense savings, principally as a result of the restructuring, were approximately $4.4 million. The initial savings were slightly less than anticipated in the restructuring plan due to necessary outside consulting and temporary employee costs occurring due to the staff reductions. During the first quarter of 2004, we incurred and recorded residual restructuring charges of $0.4 million from a restructuring plan implemented in 2003.


         In 2004, following negotiations with Tarrant Apparel Group, a former customer, we determined that a significant portion of the obligations due from this customer were uncollectible. Accordingly, included in general and administrative expenses for 2004 are charges of $4.3 million related primarily to the write-down of this receivable and leaving a remaining balance receivable from this customer of $4.5 million. An affiliate of the customer repaid the $4.5 million receivable balance over the period from May through December 2005. In addition to this $4.3 million write-down in 2004, we also recorded an accounts receivable reserve of $5.0 million (or 9.1% of net sales) in the fourth quarter of 2004 based on management's estimate of the collectibility of accounts receivable primarily related to two other customers.


         Our bad debt expense for the year ended December 31, 2005 includes reserves of $3.6 million recorded in the second quarter of 2005 based on management's estimate at the time of the collectibility of accounts receivable from one customer. The fourth quarter of 2005 includes charges of $0.6 million representing the present value discount of a subsequent note received in 2006 in exchange for that same customer's accounts receivable. Bad debt expense also includes a write-off in the third quarter of $1.8 million principally associated with a single customer.

         In connection with our 2005 restructuring plan, we recorded an inventory write-down of $3.4 million in the third quarter of 2005. During the fourth quarter of 2004, we recorded inventory write-downs totaling $2.5 million based on management's estimate of the net realizable value of certain inventories.


         In 2004, we incurred net operating losses and increased our valuation allowance for deferred tax assets to reduce our net deferred tax asset from $2.8 million to $1.0 million. The decrease in the net deferred tax asset resulted in a charge of $1.8 million against the provision for income taxes in the fourth quarter of 2004. In 2005, we further reduced the net carrying value of the deferred tax asset to zero, resulting in an addition to the provision for income taxes of $1.0 million for the year ended December 31, 2005.

RESULTS OF OPERATIONS

         NET SALES

         For the years ended December 31, 2006, 2005, and 2004, total sales by geographic region based on customer delivery locations were as follows (amounts in thousands):

                               2006     CHANGE       2005     CHANGE       2004
                             -------   -------     -------   -------     -------

United States ............   $ 5,287       (41)%   $ 8,903        85%    $ 4,823
Asia .....................    28,975        45      20,005        57      12,786
Mexico ...................     2,476       (71)      8,526       (60)     21,453
Dominican Republic .......     9,138        54       5,915       (39)      9,678
Other ....................     2,949       (26)      3,982       (38)      6,369
                             -------   -------     -------   -------     -------
    Total ................   $48,825         3%    $47,331       (14)%   $55,109
                             =======   =======     =======   =======     =======



          The net revenues for the three primary product groups is as follows:

                                               Year Ended December 31,
                                     -------------------------------------------
                                         2006            2005            2004
                                     -----------     -----------     -----------
Product Group Net Revenue:
     Talon zipper ..............     $17,005,203     $13,593,479     $12,712,689
     Trim ......................      22,502,947      24,788,397      28,805,347
     Tekfit ....................       9,316,852       8,949,300      13,591,445
                                     -----------     -----------     -----------
                                     $48,825,002     $47,331,176     $55,109,481
                                     ===========     ===========     ===========



         Sales are influenced by a number of factors, including demand, pricing strategies, foreign exchange effects, new product launches and indications, competitive products, product supply, and acquisitions. See Item 1 "Business" for a discussion of our principal products.


         Sales in 2006 increased modestly from 2005 as a net result of a substantial decline within selected markets offset by large increases in other geographical markets. Sales, principally of Trim products, to customers in Mexico declined sharply in 2006 from 2005 ($6.0 million) as the industry shift of apparel production from Latin America to Asia continued from 2005, from the discontinuance of approximately $4.0 million in sales of products from 2005, and as we completed the closure of our assembly and distribution operations within Mexico. Total Trim product sales declined by approximately $2.3 million in 2006 as compared to 2005 as a consequence of the reductions from Mexico and the U.S. described above offset by increased sales in Asia and the Dominican Republic resulting mainly from the shift in industry trends. Sales of TALON products to customers within the U.S. also declined significantly (approximately $3.6 million) as a result of the industry shift of apparel production and as a result of our closure of our manufacturing facility in North Carolina during the third quarter of 2005. The decline of Talon product sales from the North and Central American regions was substantially offset by the shifting of this production to manufacturers within Asia, and our expansion of operations with customers in this region, resulting in a net increase in Talon product sales for 2006 over 2005 of approximately $3.4 million. Additionally, expanded demand by our exclusive customer for the TEKFIT waistband also resulted in an increase of approximately $0.4 million in 2006 over 2005 in our sales to the Dominican Republic, where the principal manufacturers of this product are located, and sales of Trim products into this region increased as key customer sales shifted out of the Mexico marketplace to this region. Sales within Other geographical regions also reflect the worldwide shifting of apparel production to Asia.

         The net decrease of sales in 2005 was primarily due to a decrease in sales to our customers in Mexico of Trim products and, to a lesser extent, TALON zippers, resulting from the industry shift of apparel production from Latin America to Asia, and due to the restructuring in the third quarter of 2005 which disrupted sales in the Mexico regions as we prepared for a shift of operations to Asia. Sales in Asia of our Trim products and Talon zippers increased significantly during 2005 partially offsetting the declines from the Mexico and the Latin American regions for the Trim products and resulting in a net gain in Talon product sales overall. We responded to these market changes in 2005 with the implementation of a restructuring plan that included reducing our operations in Mexico and focusing our efforts on the market in Asia. Sales of our TEKFIT waistband decreased in 2005 because of lower demand from our exclusive customer for this product. During 2005, we continued our plan to decrease reliance on two significant customers in Mexico. These two customers contributed approximately $7.7 million or 16.3% of revenues for the year ended December 31, 2005.


         COST OF GOODS SOLD AND SELECTED OPERATING EXPENSES

         The following table summarizes cost of goods sold and selected operating expenses for the years ended December 31, 2006, 2005, and 2004 (amounts in thousands):


                                       2006        CHANGE        2005       CHANGE        2004
                                     --------     --------     --------    --------     --------
Sales ............................   $ 48,825            3%    $ 47,331         (14)%   $ 55,109
                                     --------     --------     --------    --------     --------
Cost of goods sold ...............     34,356          (27)%     47,070           5%      44,814
    % of sales ...................         70%        --             99%       --            81%
                                     --------     --------     --------    --------     --------
Selling expenses .................      2,778           (5)%      2,929           1%       2,899
    % of sales ...................          6%        --              6%       --              5%
                                     --------     --------     --------    --------     --------
General and administrative expense     10,873          (32)%     16,098          23%      13,047
    % of sales ...................         22%        --             34%       --             24%
                                     --------     --------     --------    --------     --------
Bad debt expense (recoveries) ....       (513)        (109)%      5,858         (30)%      8,416
                                     --------     --------     --------    --------     --------
                                            1%        --             12%       --             15%
                                     --------     --------     --------    --------     --------
Restructuring charges ............          0         (100)%      2,474         496%         415
    % of sales ...................          0%        --              5%       --              1%
                                     --------     --------     --------    --------     --------



         COST OF GOODS SOLD

         Cost of goods sold for the year ended December 31, 2006 declined 27% from 2005 as the result of a number of the actions we implemented in connection with our 2005 restructuring plan, and as a result of our focus on higher margin product sales and continued efforts to reduce costs worldwide. Cost of goods sold in 2006 declined by approximately $4.8 million (10.3%) from 2005 as a result of higher direct margins on products sold; by approximately $1.9 million (4.0%) from lower freight & duty charges as a result of relocating our operations closer to our customers in Asia; by a reduction in inventory adjustments and obsolescence of $1.6 million (3.5%) due primarily to inventories located at our Mexico production operations; by the elimination of $3.4 million (7.3%) in restructuring charges incurred in 2005; and by approximately $1.8 million (3.8%) from reductions in manufacturing and overhead charges as a result of reduced employee related costs and operating expenses of our North Carolina and Mexico operations; offset by increases of approximately $0.8 million (1.8%) on higher sales volumes.

         Cost of goods sold increased 5% for the year ended December 31, 2005 primarily due to a $3.4 million (7.7%) write-down of inventory in connection with the 2005 restructuring plan, and an increase in our inventory obsolescence reserve of $2.1 million (4.7%), including $0.5 million in the fourth quarter of 2005. Cost of sales also increased as a percentage of sales due to unabsorbed overhead costs incurred in our North Carolina manufacturing facility and charges of approximately $0.2 million (0.5%) associated with unrealized charge-backs recorded in the second quarter of 2005 and $0.6 million (1.3%) in credits issued to customers during the first quarter for defective products received from a major supplier. Cost of goods sold declined by approximately $4.1 million (9.1%) as a result of the decline in revenue from 2004 to 2005.

         Cost of goods sold for the year ended December 31, 2004, included inventory write-downs totaling $2.7 million (5% of net sales) recorded in the fourth quarter of 2004 based on management's estimate of the net realizable value of certain inventory.

         SELLING EXPENSES

         Selling expense for the year ended December 31, 2006 decreased $0.2 million (5.0%) from 2005 as a result of lower travel and entertainment costs of $0.3 million; lower legal costs of $0.3 million; and other employee benefit and administrative cost reductions of approximately $0.1 million; offset by increases in sales commissions of approximately $0.3 million and increased spending for sales and marketing programs of $0.2 million. Selling expenses increased 1.0% for the year ended December 31, 2005 because we were unable to reduce expenses in direct proportion to the decrease in sales. In 2004, selling expenses represented 5% of net sales, and included $0.4 million in royalty expense related to the intellectual property rights agreement with Pro-Fit.

         GENERAL AND ADMINISTRATIVE EXPENSES


         General and administrative expenses for the year ended December 31, 2006 decreased $5.2 million or 32% from 2005. $0.5 million of the reduction from 2005 was the result of the write-off of goodwill primarily associated with closed operations;, reductions in legal costs by $1.9 million principally as a reduction of our costs associated with the ProFit litigation; lower employee and benefit costs by $1.9 million from reduced employment levels; reduced facility costs of $0.6 million; and reductions in other administrative and travel costs of $1.4 million; offset by approximately $0.7 million in increased professional and audit fees as we changed auditors and utilized more professional consultants in lieu of full time regular employees; and stock based compensation expense of $0.4 million associated with the implementation of FAS 123(R).

         General and administrative expenses increased approximately $3.0 million (23%) in 2005 compared to 2004. This increase in general and administrative expenses resulted from higher legal expenses of approximately $3.5 million related primarily to the Pro-Fit litigation, and an impairment charge to goodwill of $0.5 million incurred in connection with the 2005 restructuring plan; offset by reductions of approximately $1.0 million associated with lower employment levels and related costs in connection with the restructuring plan.


         Included in general and administrative expenses for the year ended December 31, 2004 are charges of $4.3 million related primarily to the write-down of receivables due from one customer. We also recorded an accounts receivable reserve of $5.0 million (or 9% of net sales) in the fourth quarter of 2004 based on management's estimate of the collectibility of accounts receivable primarily related to two other customers. In the first quarter of 2004, we incurred additional restructuring charges of $0.4 million related to the final residual costs associated with our restructuring plan implemented in the fourth quarter of 2003.

         BAD DEBT EXPENSE

         Bad debt expenses for the year ended December 31, 2006 reflected a net recovery of $0.5 million as compared to bad debt expenses of $5.9 million for the year ended December 31, 2005. The bad debt recoveries in 2006 represent collections of accounts written-off in prior years as uncollectible, and the 2005 expense is primarily related to outstanding unsettled receivables from a former customer. Bad debt expense in 2004 were $8.4 million, and include charges of $4.3 million related primarily to the write-down of receivables due from one customer; recovery of approximately $1.4 associated with a customer account written-off in 2003 and settled in 2004; and provisions of $5.5 million ($5.0 million, or 9% of net sales, recorded in the fourth quarter of 2004 based on management's estimate of the collectability of accounts receivable primarily related to two other customers).


         RESTRUCTURING CHARGES

         Restructuring costs in 2005 were the result of the adoption of our 2005 restructuring plan. Restructuring costs recorded in the third quarter of 2005 were $6.2 million. Additional costs of $0.2 million were incurred in the fourth quarter of 2005. Total restructuring costs of $6.4 million were recorded in the Consolidated Statement of Operations for the year ended December 31, 2005 as follows (in millions):

                 Cost of goods sold ........................    $ 3.4
                 Operating expenses:
                    General & administrative expenses ......      0.5
                    Restructuring charges ..................      2.5
                                                                ------
                 Total restructuring costs .................    $ 6.4
                                                                ======


         During the first quarter of 2004, we incurred restructuring charges of $0.4 million for final residual costs associated with our 2003 restructuring plan.

     INTEREST EXPENSE AND INTEREST INCOME

         Interest expense of $1,357,000 for the year ended December 31, 2006 decreased approximately $89,000 from $1,446,000 during 2005 as a result of lower average debt levels in 2006 compared to 2005. For both years ended December 31, 2006 and 2005, interest expenses included $311,000 in amortized deferred financing charges related primarily to the secured convertible notes payable. Interest income for the year ended December 31, 2006 of $368,000 increased approximately $302,000 from $66,000 during 2005 related primarily to the note receivable discussed in Note 2 to the consolidated financial statements.

         Interest expense increased for the year ended December 31, 2005 approximately $594,000 (or 64%) to $1,446,000 from $882,000 for 2004. The increase in interest expense was primarily due to higher debt levels associated with the $12.5 million 6% secured convertible notes payable dated November 2004, the $0.8 million 6.5% mortgage note payable to First National Bank dated June 2004, and the $0.9 million 6.5% equipment note payable to First National Bank dated November 2004 which were outstanding for the entire year in 2005 compared to a partial year in 2004; partially offset by the repayment of a remaining $1.4 million due pursuant to a note payable and a reduction in amounts due to factor in 2005. Included in interest expense for the years ended December 31, 2005 and 2004 was $311,000 and $45,000, respectively, in amortized deferred financing charges related primarily to the secured convertible notes payable. Interest income for the years ended December 31, 2005 and 2004 was $66,000 and $32,000, respectively.

         INCOME TAXES

         Income tax provisions for the year ended December 31, 2006 principally include a royalty tax from the Inland Revenue Department in Hong Kong applicable to 2005, net of an estimated tax benefit for 2006 foreign losses and minimum federal and state filing fees.

         The provision for income taxes for the year ended December 31, 2005 principally reflects the elimination of the net deferred tax asset in 2005 of $1.0 million, and estimated foreign taxes. Based on the Company's net operating losses, there is not sufficient evidence to determine that it is more likely than not that the Company will be able to utilize its net operating loss carry forwards to offset future taxable income.

         The provision for income taxes was $2.3 million for the year ended December 31, 2004 .The income tax provision primarily reflects a charge of $1.8 million as a result of a decrease in the value of net deferred tax assets, and foreign income taxes of $0.5 million on foreign earnings.

LIQUIDITY AND CAPITAL RESOURCES

     The  following  table  summarizes   selected  financial  data  (amounts  in
thousands):

                                                     DECEMBER 31,   DECEMBER 31,
                                                         2006           2005
                                                     ------------   ------------

Cash and cash equivalents ........................   $      2,935   $      2,277
Total assets .....................................         25,694         30,321
Current debt .....................................         22,471         14,851
Non-current debt .................................          1,536         14,558
Stockholders' equity .............................          1,686            912


     CASH AND CASH EQUIVALENTS

         Our cash is held with financial institutions. Substantially all of the balances at December 31, 2006 and 2005 are in excess of federally insured limits. As of December 31, 2006 and 2005 we had restricted cash balances of $50,000 related to cash collateral for a letter of credit with Wells Fargo Bank.


     FINANCING ARRANGEMENTS

         The Company currently does not have an active financing arrangement to provide for working capital requirements and cash provided by operating activities is our only recurring source of funds. We financed building, land and equipment purchases through notes payable and capital lease obligations expiring through June 2011. These obligations bear interest at rates of 6.5% and 6.6% per annum, and under these obligations, we are required to make monthly payments of principal and interest. In June 2006 we entered into a note payable with our legal counsel in exchange for legal fees outstanding to this firm related to our Pro-Fit litigation. The note agreement provides for monthly payments against the note in amounts equal to payments we receive from our note receivable until such time as the note is paid in full. The note receivable is fully pledged as collateral against this note payable.

         A factoring agreement for the purchase of eligible receivables from our Hong Kong subsidiary exists with East Asia Heller, wherein the factor purchases our eligible accounts receivable and may assume the credit risk with respect to those accounts for which the factor has given its prior approval. If the factor does not assume the credit risk for a receivable, the collection risk associated with the receivable remains with us. The agreement provides for us to pay a fixed commission rate and for us to borrow up to 80% of eligible accounts receivable. Interest is charged at 1.5% over the Hong Kong Dollar prime rate. However, during 2005 and 2006 the factor declined to advance funds to us under this agreement. Accordingly, no outstanding advances as of December 31, 2006 and 2005 existed.

         In 2005, we entered into a letter of credit with Wells Fargo Bank. This letter of credit provides for a maximum of $50,000, expires in June 2007 and is secured by cash on hand managed by Wells Fargo Bank. At December 31, 2006, outstanding letters of credit under the Wells Fargo facility were $50,000. This letter is pledged as collateral for a bond posted in connection with our litigation with Todo Textile, S. A. in which a settlement agreement was reached in 2006. Upon release of the bond held by the court in this matter, the letter of credit will be released and the settlement amount of $40,000 paid from the proceeds.

         The outstanding balance of our demand notes payable to related parties at December 31, 2006 and 2005 was $665,000. Included is a $500,000 convertible secured promissory note payable with interest at 11% payable quarterly. The note is due on demand and is convertible into common stock at the election of the holder at a rate of $4.50 per share. The remaining demand notes totaling $165,000 bear interest at 0%-10%, have no scheduled monthly payments, and are due within fifteen days from demand.

     CASH FLOWS

         The following table summarizes our cash flow activity for the years ended December 31, 2006, 2005, and 2004 (amounts in thousands):


                                                         2006        2005        2004
                                                       --------    --------    --------
Net cash provided by (used in) operating activities    $  1,794    $  1,112    $(11,382)
Net cash used in investing activities ..............       (345)     (1,454)     (3,616)
Net cash provided by (used in) financing activities        (791)     (2,841)      6,016
Net increase (decrease) in cash and cash equivalents        657      (3,183)     (8,982)


     OPERATING ACTIVITIES

         Cash and cash equivalents for the year ended December 31, 2006 increased by $0.7 million from December 31, 2005 principally arising from cash generated by operating activities, net of payments on notes payable and capital leases.


         Cash provided by operating activities is our only recurring source of funds and was $1.8 million for the year ended December 31, 2006. The cash generated by operating activities during 2006 resulted primarily from net earnings (before non-cash expenses) of approximately $2.3 million; reductions in inventory net of applied reserves of $2.5 million; $1.0 million in reductions in accounts receivable net of reserves applied, and approximately $0.6 million in collections on the note receivable; net of reductions in accounts payable of $2.6 million; repayments on notes payable of $0.9 million and reductions in other liabilities, net of approximately $1.2 million. The note receivable collections are associated with unsettled accounts receivable from a former customer converted into a note receivable in early 2006. The repayments on the notes payable are principally associated with previously accrued legal expenses converted into a note payable in May of 2006. Payments on the note payable are made from collections received from the note receivable which is pledged to the note payable. These notes are non-recurring settlements associated primarily with sales and expenses from 2005 and prior transactions. See notes to consolidated financial statements, Note 2 - "Accounts and Note Receivable" and
Note 6 - "Notes Payable."


         The net decrease in inventory of $2.5 million reflects the Company's efforts to dispose of and lower slower-moving and obsolete inventory components. The cost of net inventories eliminated during the year was $8.6 million, and reserves applicable to this inventory of $6.1 million were applied to these dispositions. Accounts receivable for the year ended December 31, 2006 declined by $2.1 million primarily as a result of improved collections and faster turns of accounts receivable, and by approximately $0.7 million in accounts written-off. Accounts receivable reserves declined by $1.1 million from the write-off of uncollectible accounts and by approximately $0.4 million from the collection of accounts reserved for in prior years. In addition, during 2006 collections of accounts written-off in prior years was $0.5 million.

         The increase in cash provided by operating activities during the year ended December 31, 2005 resulted from, among other changes, a $10.6 million decrease in accounts receivable, including the collection of a $4.5 million receivable from one customer; a $3 million increase in accounts payable; a $2.8 million decrease in inventories; a $2.1 million increase in accrued legal costs; substantially offset by a net loss of $29.5 million.

         At December 31, 2005, accounts receivable from Azteca Productions International ("Azteca"), a significant customer, was approximately $10,968,000 less a reserve of $7,528,000, totaling $3,440,000, net. In February 2006, the Company accepted a note agreement from Azteca which provides for total payments including principal and interest of $4.0 million in exchange for the net outstanding accounts receivable balance. The balance of the note receivable at December 31, 2005 of $3,440,000 reflects a $560,000 charge to discount the note, using a 10.5% discount rate, to its net present value. The Azteca accounts receivable, net at December 31, 2005 was reclassified on the accompanying consolidated balance sheets to note receivable to reflect this subsequent settlement.

         The decrease in cash provided by operations for 2004 resulted primarily from a net loss of $17.6 million together with a net increase of $7.6 million in accounts receivable due primarily to slower customer collections of receivables during the year. This decrease was partially offset by a $4 million net increase in the allowance for doubtful accounts and a $7.8 million decrease in inventories.

     INVESTING ACTIVITIES

         Net cash used in investing activities for the year ended December 31, 2006 and 2005 consisted of capital expenditures of $0.3 million and $1.5 million, respectively for leasehold improvements and equipment purchases.

         Net cash used in investing activities for the year ended December 31, 2004 consisted of capital expenditures of $3.6 million for computer equipment, the purchase of additional TALON zipper equipment and building, land and leasehold improvements related to the TALON manufacturing facility in North Carolina. The building and land purchase of the TALON manufacturing facility was reported as a non-cash financing transaction.

     FINANCING ACTIVITIES

         Net cash used in financing activities for the years ended December 31, 2006 and 2005 reflects the repayment of notes payable and capital lease obligations. In 2005 cash used in financing activities also included, the repayment of borrowings under a bank line of credit partially offset by proceeds from the exercise of stock options and warrants.

         Net cash provided by financing activities for the year ended December 31, 2004 primarily reflects funds raised from secured convertible promissory notes of $12.5 million, the exercise of stock options and warrants, proceeds from notes payable and a capital lease obligation, offset by the repayment of borrowings under our credit facility and notes payable.

         We currently satisfy our working capital requirements primarily through cash flows generated from operations. As the major apparel industry brands continue to outsource apparel manufacturing to offshore locations, our foreign customers, though backed by U.S. brands and retailers, will continue to increase. This makes traditional financing arrangements with U.S. banks and financial institutions difficult and accordingly we continue to evaluate non-traditional financing of our foreign assets.

         We believe that our existing cash and cash equivalents and anticipated cash flows from our operating activities and available financing will be sufficient to fund our minimum working capital and capital expenditure needs for at least the next twelve months. This conclusion is based on the belief and expectation that we have successfully completed the restructuring plan adopted in 2005 and that our strategic plan and the company's current structure will allow for continued profitability; that we will collect our note and accounts receivable in accordance to existing terms; and that we will complete a refinancing of the convertible notes payable by their maturity date in November 2007. We have discussed the refinancing of these notes with the current note holders and with various financial and investment institutions. We believe that we will be successful in completing a modification or replacement of these notes prior to their maturity.

         If we are unable to successfully complete the refinancing of the convertible notes or to collect our note and accounts receivable, or experience greater than anticipated reductions in sales, we may need to raise additional capital, or obtain alternate financing to repay the convertible notes, or further reduce the scope of our business in order to fully satisfy our future short-term liquidity requirements. If we cannot raise additional capital or arrange for alternate financing or reduce the scope of our business in response to a substantial decline in sales, we may default on the payment of the convertible notes payable. The event of a default on the payment of these notes will materially affect the business operations in the long-term, however the on-going operations for 2007 are nevertheless anticipated to substantially continue throughout the 2007 year-end as operations from assets not pledged to these notes continues.

         The extent of our future long-term capital requirements will depend on many factors, including our results of operations, future demand for our products, the size and timing of future acquisitions, and our expansion into foreign markets. Our need for additional long-term financing includes the integration and expansion of our operations to exploit our rights under our TALON trade name, the expansion of our operations in Asia and other markets and the further development of our waistband technology. If our cash from operations is less than anticipated or our working capital requirements and capital expenditures are greater than we expect, we may need to raise additional debt or equity financing in order to provide for our operations. We are continually evaluating various financing strategies to be used to expand our business and fund future growth or acquisitions. There can be no assurance that additional debt or equity financing will be available on acceptable terms or at all. If we are unable to secure additional financing, we may not be able to execute our plans for expansion, including expansion into foreign markets to promote our TALON brand trade name, and we may need to implement additional cost savings initiatives.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

         The following summarizes our contractual obligations at December 31, 2006 and the effects such obligations are expected to have on liquidity and cash flow in future periods:

                                                    Payments Due by Period
                            -------------------------------------------------------------------
                                           Less than        1-3           4-5          After
Contractual Obligations        Total        1 Year         Years         Years        5 Years
-------------------------   -----------   -----------   -----------   -----------   -----------
Demand notes payable
   to related parties (1)   $ 1,181,000   $ 1,181,000   $      --     $      --     $      --
Capital lease obligations   $ 1,027,000   $   506,000   $   521,000   $      --     $      --
Operating leases ........   $ 1,421,000   $   437,000   $   754,000   $   229,000   $     1,000
Notes payable ...........   $ 2,426,000   $ 1,193,000   $   604,000   $   629,000   $      --
Convertible notes payable   $13,143,000   $13,143,000   $      --     $      --     $      --
                            -----------   -----------   -----------   -----------   -----------
     Total Obligations ..   $19,198,000   $16,460,000   $ 1,879,000   $   858,000   $     1,000
                            ===========   ===========   ===========   ===========   ===========

(1) The majority of notes payable to related parties are due on demand with the remainder due and payable on the fifteenth day following the date of delivery of written demand for payment, and include accrued interest payable through December 31, 2006.

         At December 31, 2006 and 2005, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

RELATED PARTY TRANSACTIONS

         For a description of transactions to which we were or will be a party, and in which any director, executive officer, or shareholder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest, see Note 16 of the Notes to the consolidated financial statements included in Item 8 of this Report.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions for the reporting period and as of the financial statement date. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenue and expense. Actual results could differ from those estimates.

         Critical accounting policies are those that are important to the portrayal of our financial condition and results, and which require us to make difficult, subjective and/or complex judgments. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:


         o Accounts receivable balances are evaluated on a continual basis and allowances are provided for potentially uncollectible accounts based on management's estimate of the collectibility of customer accounts. If the financial condition of a customer were to deteriorate, resulting in an impairment of its ability to make payments, an additional allowance may be required. Allowance adjustments are charged to operations in the period in which the facts that give rise to the adjustments become known. During the year ended
                  December 31, 2006, net recoveries were $0.5 million (with provisions of $0.2 million), and bad debt expense for the years ended December 31, 2005 and 2004 were $5.9 million and $8.4 million, respectively. The bad debt expense in 2004 and 2005 was primarily associated with specific receivables from a former customer that were settled in early 2006 with the acceptance of a note receivable at a substantial discount and with the full write-off of customer accounts (one customer primarily) where most all collection efforts had failed. During 2006 accounts receivable delinquencies were substantially eliminated lowering the risk for additional material write-offs. The note receivable accepted from the former customer in early 2006 represents a continuing risk of collection and its performance is evaluated each quarter.

         o Inventories are stated at the lower of cost, determined using the first-in, first-out basis, or market value and are all substantially finished goods. The costs of inventory include the purchase price, inbound freight and duties, conversion costs and certain allocated production overhead costs. Inventory is evaluated on a continual basis and reserve adjustments are made based on management's estimate of future sales value, if any, of specific inventory items. Inventory reserves are recorded for damaged, obsolete, excess and slow-moving inventory. We use estimates to record these reserves. Slow-moving inventory is reviewed by category and may be partially or fully reserved for depending on the type of product and the length of time the product has been included in inventory. Reserve adjustments are made for the difference between the cost of the inventory and the estimated market value, if lower, and charged to operations in the period in which the facts that give rise to these adjustments become known. Market value of inventory is estimated based on the impact of market trends, an evaluation of economic conditions and the value of current orders relating to the future sales of this type of inventory. Provisions for reserves for inventory valuation for the years ended December 31, 2006, 2005 and 2004, were $0.6 million, $2.5 million and
                  $1.0 million, respectively. The increase in the provision during 2005 was primarily related to the remaining inventory we owned at our operations in Mexico. The closure of our manufacturing operations and from the exit of operations in Mexico as part of the 2005 restructuring plan substantially eliminates our acquisition or production of inventory that is not directly associated with a customer's order. Accordingly, the risk of future inventory obsolescence adjustments is substantially reduced in 2006. The provisions recorded in prior years are considered adequate to dispose of the remaining inventories without further adjustment.

         o We record deferred tax assets arising from temporary timing differences between recorded net income and taxable net income when and if we believe that future earnings will be sufficient to realize the tax benefit. For those jurisdictions where the expiration date of tax benefit carry-forwards or the projected taxable earnings indicate that realization is not likely, a valuation allowance is provided. If we determine that we may not realize all of our deferred tax assets in the future, we will make an adjustment to the carrying value of the deferred tax asset, which would be reflected as an income tax expense. Conversely, if we determine that we will realize a deferred tax asset, which currently has a valuation allowance, we would be required to reverse the valuation allowance, which would be reflected as an income tax benefit. We believe that our estimate of deferred tax assets and determination to record a valuation allowance against such assets are critical accounting estimates because they are subject to, among other things, an estimate of future taxable income, which is susceptible to change and dependent upon events that may or may not occur, and because the impact of recording a valuation allowance may be material to the assets reported on the balance sheet and results of operations. See Notes to consolidated financial statements, Note 12, "Income Taxes". As of December 31, 2005 the deferred tax assets were fully reserved.

         o We record impairment charges when the carrying amounts of long-lived assets are determined not to be recoverable. Impairment is measured by assessing the usefulness of an asset or by comparing the carrying value of an asset to its fair value. Fair value is typically determined using quoted market prices, if available, or an estimate of undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of impairment loss is calculated as the excess of the carrying value over the fair value. Changes in market conditions and management strategy have historically caused us to reassess the carrying amount of our long-lived assets. Long-lived assets are evaluated on a continual basis and impairment adjustments are made based upon management's valuations. As part of our 2005 restructuring plan, certain long-lived assets, primarily machinery and equipment, were impaired and their values adjusted accordingly. The long-lived assets are planned to be re-deployed through manufacturing arrangements with our principal suppliers in Asia. The fair value of these assets will be affected by our ability to secure appropriate manufacturing arrangements and to utilize the equipment to meet future production requirements. If we are unable to secure favorable arrangements or to secure sufficient production through these operations the fair value of this equipment may be impaired.


         o Sales are recognized when persuasive evidence of an arrangement exists, product delivery has occurred, pricing is fixed or determinable, and collection is reasonably assured. Sales resulting from customer buy-back agreements, or associated inventory storage arrangements are recognized upon delivery of the products to the customer, the customer's designated manufacturer, or upon notice from the customer to destroy or dispose of the goods. Sales, provisions for estimated sales returns, and the cost of products sold are recorded at the time title transfers to customers. Actual product returns are charged against estimated sales return allowances.

         o Upon approval of a restructuring plan by management, we record restructuring reserves for certain costs associated with facility closures and business reorganization activities as they are incurred or when they become probable and estimable. Such costs are recorded as a current liability. We record restructuring reserves in compliance with SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities", resulting in the recognition of employee severance and related termination benefits for recurring arrangements when they became probable and estimable and on the accrual basis for one-time benefit arrangements. We record other costs associated with exit activities as they are incurred. Employee severance and termination benefits are estimates based on agreements with the relevant union representatives or plans adopted by us that are applicable to employees not affiliated with unions. These costs are not associated with nor do they benefit continuing activities. Inherent in the estimation of these costs are assessments related to the most likely expected outcome of the significant actions to accomplish the restructuring. Changing business conditions may affect the assumptions related to the timing and extent of facility closure activities. We review the status of restructuring activities on a quarterly basis and, if appropriate, records changes based on updated estimates. See Note 11, "2005 Restructuring Costs".

         o We are currently involved in various lawsuits, claims and inquiries, most of which are routine to the nature of the business, and in accordance with SFAS No. 5, "Accounting for Contingencies." We accrue estimates of the probable and estimable losses for the resolution of these claims. The ultimate resolution of these claims could affect our future results of operations for any particular quarterly or annual period should our exposure be materially different from our earlier estimates or should liabilities be incurred that were not previously accrued.

NEW ACCOUNTING PRONOUNCEMENTS

         In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles
(GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, and does not require any new fair value measurements. The application of SFAS No. 157, however, may change current practice within an organization. SFAS No. 157 is effective for all fiscal years beginning after November 15, 2007, with earlier application encouraged. We do not believe that SFAS No. 157 will have a material impact on our financial position, results of operations or cash flows.

         In September 2006, the SEC issued Staff Accounting Bulletin No. 108, CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING
MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS ("SAB 108"), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires the quantification of misstatements based on their impact on both the balance sheet and the income statement to determine materiality. The guidance provides for a one-time cumulative effect adjustment to correct for misstatements that were not deemed material under a company's prior approach but are material under the SAB 108 approach. SAB 108 is effective for fiscal years ending after November 15, 2006. The implementation of SAB 108 did not have a material impact on our financial position, results of operations or cash flows.

         In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, ACCOUNTING FOR INCOME TAXES. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the effect that the application of FIN 48 will have on its results of operations and financial condition.

         In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities" ("SFAS 133") and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 140). SFAS 155 amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We do not believe that SFAS No. 155 will have a material impact on the Company's financial position, results of operations or cash flows.


ITEM 7A.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

All of our sales are denominated in United States dollars or the currency of the country in which our products originate. We are exposed to market risk for fluctuations in the foreign currency exchange rates for certain product purchases that are denominated in Hong Kong dollars, Chinese Yuan's and British Pounds. During 2004, we purchased forward exchange contracts for British Pounds to hedge the payments of product purchases. We do not intend to purchase additional contracts to hedge the exchange exposure for future product purchases. There were no hedging contracts outstanding as of December 31, 2006. Currency fluctuations can increase the price of our products to foreign customers which can adversely impact the level of our export sales from time to time. The majority of our cash equivalents are held in United States dollars in various bank accounts and we do not believe we have significant market risk exposure with regard to our investments. At December 31, 2006, none of our indebtedness was subject to interest rate fluctuations.

ITEM 8.       FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----


Report of Independent Registered Public Accounting Firm...................    34
Report of Independent Registered Public Accounting Firm...................    35
Consolidated Balance Sheets...............................................    36
Consolidated Statements of Operations.....................................    37
Consolidated Statements of Stockholders' Equity and Convertible
   Redeemable Preferred Stock.............................................    38
Consolidated Statements of Cash Flows.....................................    39
Notes to Consolidated Financial Statements................................    40

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Tag It Pacific Inc.
Woodland Hills, California


We have audited the consolidated balance sheets of Tag It Pacific Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and convertible redeemable preferred stock, and cash flows for each of the two years in the period ended December 31, 2006. Our audits also included the financial statement schedules of Tag It Pacific Inc., listed in Item 15(a). These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tag It Pacific Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements, taken as a whole, present fairly in all material respects the information set forth therein.

/S/ SINGER LEWAK GREENBAUM & GOLDSTEIN LLP
------------------------------------------
Los Angeles, California
April 9, 2007

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Tag-It Pacific, Inc.
Los Angeles, California

         We have audited the accompanying consolidated statements of operations, stockholders' equity and convertible redeemable preferred stock and cash flows of Tag-It Pacific, Inc. and subsidiaries for the year ended December 31, 2004. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of Tag-It Pacific, Inc. and subsidiaries and their cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



                                                     /s/ BDO Seidman, LLP

Los Angeles, California
March 31, 2005

                              TAG-IT PACIFIC, INC.
                           CONSOLIDATED BALANCE SHEETS



                                                             December 31,    December 31,
                                                                 2006            2005
                                                             ------------    ------------
Assets
Current Assets:
   Cash and cash equivalents .............................   $  2,934,673    $  2,277,397
   Accounts receivable, net ..............................      4,664,766       5,652,990
    Note receivable ......................................      1,378,491         662,369
   Inventories, net ......................................      3,051,220       5,573,099
   Prepaid expenses and other current assets .............        541,034         618,577
                                                             ------------    ------------
Total current assets .....................................     12,570,184      14,784,432

Property and equipment, net ..............................      5,623,040       6,438,096
Fixed assets held for sale ...............................        826,904         826,904
Note receivable, less current portion ....................      1,420,969       2,777,631
Due from related parties .................................        675,137         655,489
Other intangible assets, net .............................      4,139,625       4,255,125
Other assets .............................................        437,569         583,117
                                                             ------------    ------------

Total assets .............................................   $ 25,693,428    $ 30,320,794
                                                             ============    ============

Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable .......................................   $  4,006,241    $  6,719,226
  Accrued legal costs ....................................        427,917       2,520,111
  Other accrued expenses .................................      3,359,267       4,168,552
  Demand notes payable to related parties ................        664,970         664,971
  Current portion of capital lease obligations ...........        432,728         590,884
  Current portion of notes payable .......................      1,107,207         186,837
  Current portion of secured convertible promissory notes      12,472,622            --
                                                             ------------    ------------
Total current liabilities ................................     22,470,952      14,850,581

Capital lease obligations, less current portion ..........        474,733         856,495
Notes payable, less current portion ......................      1,061,514       1,261,018
Secured convertible promissory notes .....................           --        12,440,623
                                                             ------------    ------------
Total liabilities ........................................     24,007,199      29,408,717
                                                             ------------    ------------

Commitments and contingencies (Note 13)

Stockholders' Equity:
   Preferred stock Series A, $0.001 par value; 250,000
   shares authorized; no shares issued or outstanding ....           --              --

   Common stock, $0.001 par value, 100,000,000 shares
     authorized; 18,466,433 shares issued and outstanding
     at December 31, 2006; 18,241,045 at December 31, 2005         18,466          18,241
  Additional paid-in capital .............................     51,792,502      51,327,878
  Accumulated deficit ....................................    (50,124,739)    (50,434,042)
                                                             ------------    ------------
Total stockholders' equity ...............................      1,686,229         912,077
                                                             ------------    ------------

Total liabilities and stockholders' equity ...............   $ 25,693,428    $ 30,320,794
                                                             ============    ============


                             See accompanying notes.

                              TAG-IT PACIFIC, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                               Year Ended       Year Ended      Year Ended
                                              December 31,    December 31,     December 31,
                                                  2006            2005            2004
                                              ------------    ------------    ------------
Net sales .................................   $ 48,825,002    $ 47,331,176    $ 55,109,481
Cost of goods sold ........................     34,356,034      47,070,381      44,813,736
                                              ------------    ------------    ------------
Gross profit ..............................     14,468,968         260,795      10,295,745

Selling expenses ..........................      2,777,772       2,928,659       2,899,329
General and administrative expenses .......     10,872,887      16,098,363      13,047,215
Bad debt expense (recoveries) .............       (513,347)      5,857,946       8,416,392
Restructuring charges .....................           --         2,474,281         414,675
                                              ------------    ------------    ------------
Total operating expenses ..................     13,137,312      27,359,249      24,777,611

Income (loss) from operations .............      1,331,656     (27,098,454)    (14,481,866)
Interest expense, net .....................        988,453       1,379,786         849,888
                                              ------------    ------------    ------------

Income (loss) before income taxes .........        343,203     (28,478,230)    (15,331,754)
Provision for income taxes ................         33,900       1,059,479       2,277,214
                                              ------------    ------------    ------------

Net income (loss) .........................        309,303     (29,537,709)    (17,608,968)
Less: Preferred stock dividends ...........           --              --           (30,505)
                                              ------------    ------------    ------------

Net income(loss)  to common shareholders ..   $    309,303    $(29,537,709)   $(17,639,473)
                                              ============    ============    ============


Basic income(loss) per share ..............   $       0.02    $      (1.62)   $      (1.02)
                                              ============    ============    ============
Diluted income( loss) per share ...........   $       0.02    $      (1.62)   $      (1.02)
                                              ============    ============    ============


Basic weighted average shares outstanding .     18,377,484      18,225,851      17,316,202
                                              ============    ============    ============
Diluted weighted average shares outstanding     18,955,796      18,225,851      17,316,202
                                              ============    ============    ============


                             See accompanying notes.

                                               TAG-IT PACIFIC, INC.
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND CONVERTIBLE REDEEMABLE PREFERRED STOCK
                                   YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004


                                                                   Preferred Stock               Preferred Stock
                                       Common Stock                   Series A                      Series D
                               ---------------------------   ---------------------------   ----------------------------
                                  Shares         Amount         Shares         Amount         Shares          Amount
                               ------------   ------------   ------------   ------------   ------------    ------------

BALANCE, JANUARY 1, 2004 ...     11,508,201   $     11,510           --             --          572,818    $ 22,918,693
   Conversion of preferred
     stock Series C and
     accrued dividends .....        700,144            700           --             --             --              --
   Conversion of preferred
     stock Series D ........      5,728,180          5,728           --             --         (572,818)    (22,918,693)
   Warrants issued in
     private placement
     transaction ...........           --             --             --             --             --              --
   Common stock issued upon
     exercise of options and
     warrants ..............        214,276            214           --             --             --              --
   Common stock and warrants
     issued for services ...         20,500             21           --             --             --              --
   Tax benefit from exercise
     of stock options ......           --             --             --             --             --              --
   Preferred stock dividends           --             --             --             --             --              --
   Net loss ................           --             --             --             --             --              --
                               ------------   ------------   ------------   ------------   ------------    ------------
BALANCE, DECEMBER 31, 2004 .     18,171,301         18,173           --             --             --              --
   Common stock issued upon
     exercise of options and
     warrants ..............         69,744             68           --             --             --              --
   Net loss ................           --             --             --             --             --              --
                               ------------   ------------   ------------   ------------   ------------    ------------
BALANCE, DECEMBER 31, 2005 .     18,241,045         18,241           --             --             --              --
   Common stock issued for
     services ..............        225,388            225           --             --             --              --
   Stock based compensation            --             --             --             --             --              --
   Net income ..............           --             --             --             --             --              --
                               ------------   ------------   ------------   ------------   ------------    ------------
BALANCE, DECEMBER 31, 2006 .     18,466,433   $     18,466           --             --             --              --
                               ============   ============   ============   ============   ============    ============


                                                Convertible
                                                Redeemable                            Preferred Stock
                                Additional       Retained                                 Series C
                                  Paid-In        Earnings                       ----------------------------
                                  Capital       (Deficit)           Total          Shares          Amount
                               ------------   --------------    ------------    ------------    ------------
BALANCE, JANUARY 1, 2004 ...   $ 23,890,356   $   (3,256,860)   $ 43,563,699         759,494    $  2,895,001
   Conversion of preferred
     stock Series C and
     accrued dividends .....      3,353,008             --         3,353,708        (759,494)     (2,895,001)
   Conversion of preferred
     stock Series D ........     22,912,965             --              --              --              --
   Warrants issued in
     private placement
     transaction ...........        189,815             --           189,815            --              --
   Common stock issued upon
     exercise of options and
     warrants ..............        557,514             --           557,728            --              --
   Common stock and warrants
     issued for services ...         85,710             --            85,731            --              --
   Tax benefit from exercise
     of stock options ......         84,034             --            84,034            --              --
   Preferred stock dividends           --            (30,505)        (30,505)           --              --
   Net loss ................           --        (17,608,968)    (17,608,968)           --              --
                               ------------   --------------    ------------    ------------    ------------
BALANCE, DECEMBER 31, 2004 .     51,073,402      (20,896,333)     30,195,242            --              --
   Common stock issued upon
     exercise of options and
     warrants ..............        254,476             --           254,544            --              --
   Net loss ................           --        (29,537,709)    (29,537,709)           --              --
                               ------------   --------------    ------------    ------------    ------------
BALANCE, DECEMBER 31, 2005 .     51,327,878      (50,434,042)        912,077            --              --
   Common stock issued for
     services ..............        102,504             --           102,729            --              --
   Stock based compensation         362,120             --           362,120            --              --
   Net income ..............           --            309,303         309,303            --              --
                               ------------   --------------    ------------    ------------    ------------
BALANCE, DECEMBER 31, 2006 .   $ 51,792,502   $  (50,124,739)   $  1,686,229            --              --
                               ============   ==============    ============    ============    ============


                             See accompanying notes.

                                               TAG-IT PACIFIC, INC.
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   Year Ended      Year Ended      Year Ended
                                                                  December 31,    December 31,    December 31,
                                                                      2006            2005            2004
                                                                  ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss) ..........................................   $    309,303    $(29,537,709)   $(17,608,968)
   Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization ............................      1,523,225       1,931,990       1,547,223
     Decrease in deferred income taxes ........................           --         1,000,000       1,800,000
     Common stock and warrants issued for services ............         32,729            --            85,731
     Stock based compensation .................................        362,120
     Increase(decrease) in allowance for doubtful accounts ....     (1,117,500)      2,630,759       4,042,428
     Increase(decrease) in inventory valuation reserve ........     (6,064,000)        940,973        (240,000)
     Asset impairment due to restructuring ....................           --         2,343,531            --
     Impairment of goodwill ...................................           --           450,000            --
     Disposal of assets .......................................        129,179            --              --
   Changes in operating assets and liabilities:
     Accounts receivable ......................................      2,086,076      10,666,295      (7,640,984)
     Note receivable collections ..............................        640,539            --              --
     Inventories ..............................................      8,585,879       2,791,747       7,551,060
     Prepaid expenses and other current assets ................         77,543       1,880,443          13,121
     Other assets .............................................       (140,217)        314,998         147,046
     Accounts payable .........................................     (2,587,985)      2,986,302      (2,647,692)
     Accrued legal costs ......................................       (442,194)      2,113,197         245,796
     Other accrued expenses ...................................       (733,767)        671,348         831,346
     Repayment of notes payable converted from accounts payable       (867,297)           --              --
     Income taxes payable .....................................           (480)        (71,589)         12,032
                                                                  ------------    ------------    ------------
   Net cash provided by (used in) operating activities ........      1,794,153       1,112,285     (11,381,861)
                                                                  ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of equipment ............................          2,500            --              --
   Acquisition of property and equipment ......................       (347,188)     (1,453,848)     (3,615,899)
                                                                  ------------    ------------    ------------
   Net cash used in investing activities ......................       (344,688)     (1,453,848)     (3,615,899)
                                                                  ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from secured convertible promissory notes .........           --              --        11,663,685
   Proceeds from exercise of stock options and warrants .......           --           254,544         557,728
   (Repayment) of line of credit and due to factor, net .......           --          (614,506)     (6,481,007)
   Proceeds from capital lease obligation .....................           --              --           950,000
   Payment of capital lease obligations .......................       (604,351)       (906,765)       (332,583)
   Proceeds from notes payable ................................           --              --           880,000
   Repayment of notes payable .................................       (186,838)     (1,574,975)     (1,222,170)
                                                                  ------------    ------------    ------------
   Net cash (used in) provided by financing activities ........       (791,189)     (2,841,702)      6,015,653
                                                                  ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents ..........        657,276      (3,183,265)     (8,982,107)
Cash and cash equivalents, beginning of year ..................      2,277,397       5,460,662      14,442,769
                                                                  ------------    ------------    ------------
Cash and cash equivalents, end of year ........................   $  2,934,673    $  2,277,397    $  5,460,662
                                                                  ============    ============    ============


                             See accompanying notes.

TAG-IT PACIFIC, INC.
Consolidated Statements of Cash Flows
                                                                  Year Ended      Year Ended      Year Ended
                                                                 December 31,    December 31,    December 31,
                                                                     2006            2005            2004
                                                                 ------------    ------------    ------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash received (paid) during the year for:
     Interest paid ...........................................   $   (975,609)   $ (1,264,539)   $   (693,045)
     Interest received .......................................   $    320,232    $     42,516    $     32,340
     Income taxes paid .......................................   $    (33,900)   $    (64,064)   $   (495,345)
     Income taxes received ...................................   $       --      $     39,571    $     17,903
   Non-cash financing activity:
     Capital lease obligation ................................   $     64,432    $    273,376    $    249,418
     Accounts receivable, net converted to notes receivable ..   $       --      $  3,440,000    $    470,799
     Trade payable & accrued legal, converted to notes payable   $  1,775,000    $       --      $       --
     Preferred Series D stock converted to common stock ......   $       --      $       --      $ 22,918,693
     Preferred Series C stock converted to common stock ......   $       --      $       --      $  2,895,001
     Accrued dividends converted to common stock .............   $       --      $       --      $    458,707
     Mortgage note payable ...................................   $       --      $       --      $    765,000
     Warrants issued to placement agent ......................   $       --      $       --      $     93,815


                             See accompanying notes.

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

         Tag-It Pacific, Inc. (the "Company") is an apparel company that specializes in the distribution of trim items to manufacturers of fashion apparel, specialty retailers and mass merchandisers. The Company acts as a full service outsourced trim management department for manufacturers, a specified supplier of trim items to owners of specific brands, brand licensees and retailers, a manufacturer and distributor of zippers under the TALON brand name and a distributor of stretch waistbands that utilize licensed patented technology under the TEKFIT brand name.

ORGANIZATION AND BASIS OF PRESENTATION

         Tag-It Pacific, Inc. is the parent holding company of Tag-It, Inc., a California corporation, Tag-It Pacific (HK) Ltd., a BVI corporation, Tag-It de Mexico, S.A. de C.V., A.G.S. Stationery, Inc., a California corporation (collectively, the "Subsidiaries"), all of which were consolidated under a parent limited liability company on October 17, 1997 and became wholly-owned subsidiaries of the Company immediately prior to the effective date of the Company's initial public offering in January 1998. Immediately prior to the initial public offering, the outstanding membership units of Tag-It Pacific LLC were converted to 2,470,001 shares of Common Stock of the Company. In January 2000, the Company formed Tag-It Pacific Limited, a Hong Kong corporation, and in April 2000, the Company formed Talon International, Inc., a Delaware corporation. During 2006 we formed two wholly owned subsidiaries of Tag-It Pacific, Inc.; Talon Zipper (Shenzhen) Company Ltd. in China, and Talon International Pvt. Ltd., in India. All newly formed corporations are 100% wholly-owned Subsidiaries of Tag-It Pacific, Inc. Logistica en Avios, S.A. de C.V. was an affiliated entity over which the Company exercised control, and as such, is accounted for in the same manner as a wholly-owned subsidiary.

         All significant intercompany accounts and transactions have been eliminated in consolidation. Assets and liabilities of foreign subsidiaries are translated at rates of exchange in effect at the close of the period. Revenues and expenses are translated at the weighted average of exchange rates in effect during the year. The resulting translation gains and losses are deferred and are shown as a separate component of stockholders' equity, if material, and transaction gains and losses, if any, are recorded in the consolidated statement of income in the period incurred. During 2006, 2005 and 2004, foreign currency translation and transaction gains and losses were not material. The Company does not engage in hedging activities with respect to exchange rate risk.

USE OF ESTIMATES

         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company had approximately $2.9 million and $2.2 million at financial institutions in excess of federally insured limits at December 31, 2006 and 2005.

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ALLOWANCE FOR DOUBTFUL ACCOUNTS

         We are required to make judgments as to the collectibility of accounts receivable based on established aging policy, historical experience and future expectations. The allowances for doubtful accounts represent allowances for customer trade accounts receivable that are estimated to be partially or entirely uncollectible. These allowances are used to reduce gross trade receivables to their net realizable value. We record these allowances based on estimates related to the following factors: (i) customer specific allowances;
(ii) amounts based upon an aging schedule; and (iii) an estimated amount, based on our historical experience, for issues not yet identified.



INVENTORIES

         Inventories are stated at the lower of cost, determined using the first-in, first-out basis, or market value and are all substantially finished goods. The costs of inventory include the purchase price, inbound freight and duties, conversion costs and certain allocated production overhead costs. Inventory reserves are recorded for damaged, obsolete, excess and slow-moving inventory. We use estimates to record these reserves. Slow-moving inventory is reviewed by category and may be partially or fully reserved for depending on the type of product and the length of time the product has been included in inventory. Reserve adjustments are made for the difference between the cost of the inventory and the estimated market value, if lower, and charged to operations in the period in which the facts that give rise to these adjustments become known. Market value of inventory is estimated based on the impact of market trends, an evaluation of economic conditions and the value of current orders relating to the future sales of this type of inventory.

         Inventories consist of the following:
                                                     Year Ended December 31,
                                                --------------------------------
                                                    2006                 2005
                                                -----------          -----------

Finished goods .......................          $ 4,293,220          $12,879,099
Less reserves ........................            1,242,000            7,306,000
                                                -----------          -----------
Total inventories ....................          $ 3,051,220          $ 5,573,099
                                                ===========          ===========


PROPERTY AND EQUIPMENT AND FIXED ASSETS HELD FOR SALE

         Property and equipment are recorded at historical cost. Maintenance and repairs are expensed as incurred. Upon retirement or other disposition of property and equipment, the related cost and accumulated depreciation or amortization are removed from the accounts and any gains or losses are included in results of operations. During the year ended December 31, 2005 the Company wrote-off fully depreciated equipment, films, dies and art designs no longer in service, and changed its estimates of the expected useful lives of the dies and molds to 3 months or 1 year, depending upon the nature of the tool.

         Depreciation   of  property  and   equipment  is  computed   using  the
straight-line method based on estimated useful lives as follows:

         Furniture and fixtures     5 years

         Machinery and equipment    5 to 10 years

         Computer equipment         5 years

         Leasehold improvements     Term of the lease or the  estimated  life of
                                    the  related   improvements,   whichever  is
                                    shorter.

         Dies, and molds            3 months to 1 years

         Idle equipment             5 to 10 years

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Property and equipment consist of the following:

                                                        Year Ended December 31,
                                                     ---------------------------
                                                         2006            2005
                                                     -----------     -----------

Furniture and fixtures .........................     $   582,832     $   551,623
Machinery and equipment ........................       1,682,296       3,319,786
Computer equipment .............................       3,422,058       3,325,997
Leasehold improvements .........................         214,807         139,803
Dies, and molds ................................         106,273         106,273
Idle equipment .................................       4,434,980       2,806,475
                                                     -----------     -----------

                                                      10,443,246      10,249,958
Accumulated depreciation and amortization ......       4,820,206       3,811,862
                                                     -----------     -----------

Net property and equipment .....................     $ 5,623,040     $ 6,438,096
                                                     ===========     ===========


         Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $1,090,000, $1,499,000, and $1,277,000, respectively.

         During the year ended December 31, 2005, the Company wrote-off fixed assets with a net book value of $2,036,000 in connection with the 2005 restructuring plan.

         Idle equipment is principally machinery and equipment used for the production of zipper chain and the assembly of finished zippers. This equipment was originally associated with the production and assembly facilities in North Carolina and in Mexico, and was temporarily rendered idle with the closing of these operations in connection with the 2005 Restructuring Plan. The Company intends to redeploy this equipment during the next year within production operations being established in Asia and India. The equipment continues to be depreciated based upon its estimated useful lives.

         Fixed assets held for sale consists of the North Carolina land and manufacturing facility. Management has the authority and has committed to sell the asset; the asset is listed for sale with a commercial real estate agent who is actively marketing the property; the sale of the asset is probable and the sale is expected to be completed within one year. See Note 11, "2005 Restructuring Plan". This asset held for sale is financed by a mortgage note with a balance of $712,950 at December 31, 2006 and $734,787 at December 31, 2005.

GOODWILL AND OTHER INTANGIBLE ASSETS

         Intangible assets consist of goodwill, tradename, and exclusive license and intellectual property rights. Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives, which average 5 years, to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         At December 31, 2006, the Company evaluated its Other Intangible Assets and determined that there was no impairment of these assets and made no changes to the net carrying amount of Tradename for the years ended December 31, 2006 and 2005. At December 31, 2005, the Company evaluated its Goodwill and determined that an impairment adjustment in the amount of $450,000 related to goodwill was necessary to reduce the carrying value of goodwill to zero. Amortization expense related to exclusive license and intellectual property rights of $115,500 were recorded for each of the years ended December 31, 2006, 2005 and 2004.

         Goodwill and other intangible assets as of December 31, 2006 and 2005 are as follows:

                                                                  Year Ended December 31,
                                                                --------------------------
                                                                    2006           2005
                                                                -----------    -----------
Goodwill ....................................................   $      --      $   500,000
  Accumulated amortization ..................................          --          (50,000)
  Impairment write-off ......................................          --         (450,000)
                                                                -----------    -----------
  Goodwill, net .............................................   $      --      $      --
                                                                ===========    ===========

Other Intangible Assets:
  Tradename .................................................   $ 4,110,750    $ 4,110,750
  Accumulated amortization ..................................          --             --
                                                                -----------    -----------
      Tradename, net ........................................     4,110,750      4,110,750

  Exclusive license and intellectual property rights ........       577,500        577,500
  Accumulated amortization ..................................      (548,625)      (433,125)
                                                                -----------    -----------
      Exclusive license and intellectual property rights, net        28,875        144,375
                                                                -----------    -----------
  Other intangible assets, net ..............................   $ 4,139,625    $ 4,255,125
                                                                ===========    ===========

         The estimated amortization expense for these assets for succeeding years is $28,875 for 2007.

IMPAIRMENT OF LONG-LIVED ASSETS

         We record impairment charges when the carrying amounts of long-lived assets are determined not to be recoverable. Impairment is measured by assessing the usefulness of an asset or by comparing the carrying value of an asset to its fair value. Fair value is typically determined using quoted market prices, if available, or an estimate of undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of impairment loss is calculated as the excess of the carrying value over the fair value. Changes in market conditions and management strategy have historically caused us to reassess the carrying amount of our long-lived assets. During the year ended December 31, 2005, the Company recorded asset impairment charges in connection with its 2005 Restructuring Plan (See Note 11).

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ACCRUED EXPENSES

         Included in the December 31, 2006 accrued expenses is a customer payment of approximately $1,105,000. The payment is an advance on raw material inventory purchases for this customer. We recorded these funds as a short term obligation and not as revenue because the product for this customer's order was not shipped as of December 31, 2006. The underlying order is expected to ship within six months.

INCOME TAXES

         Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax benefit carry-forwards. Deferred tax liabilities and assets at the end of each period are determined using enacted tax rates. The Company records deferred tax assets arising from temporary timing differences between recorded net income and taxable net income when and if we believe that future earnings will be sufficient to realize the tax benefit. For those jurisdictions where the expiration date of tax benefit carry-forwards or the projected taxable earnings indicate that realization is not likely, a valuation allowance is provided.

         The provisions of SFAS No. 109, "Accounting for Income Taxes," require the establishment of a valuation allowance when, based on currently available information and other factors, it is more likely than not that all or a portion of a deferred tax asset will not be realized. SFAS No. 109 provides that an important factor in determining whether a deferred tax asset will be realized is whether there has been sufficient income in recent years and whether sufficient income is expected in future years in order to utilize the deferred tax asset.

         The Company believes that its estimate of deferred tax assets and determination to record a valuation allowance against such assets are critical accounting estimates because they are subject to, among other things, an estimate of future taxable income, which is susceptible to change and dependent upon events that may or may not occur, and because the impact of recording a valuation allowance may be material to the assets reported on the balance sheet and results of operations.

STOCK-BASED COMPENSATION

         On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

         The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. The Company's financial statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company's financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). There was no stock-based compensation expense related to employee or director stock options recognized during the years ended December 31, 2005 or 2004. Options issued to consultants are accounted for in accordance with the provisions of Emerging Issues Task Force (EITF) No. 96-18, "Accounting for Equity Instruments That Are Issued to Others Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         As a result of adopting SFAS 123(R) on January 1, 2006, the Company's income before income taxes and net income for the year ended December 31, 2006 are $395,000 lower than if it had continued to account for share-based compensation under APB Opinion 25.

         The following table illustrates the effect on net income and loss per share if the Company had applied the fair value recognition provisions of SFAS 123(R) to stock-based awards granted under the Company's stock option plans in all periods presented. For purposes of this pro-forma disclosure, the fair value of the options is estimated using the Black-Scholes-Merton option-pricing formula ("Black-Scholes model") and amortized to expense generally over the options' vesting periods.

                                                       2005            2004
                                                   ------------    ------------

Net loss as reported ...........................   $(29,537,709)   $(17,608,968)

Add:  Stock-based employee compensation expense
     included in reported net income, net of
     related tax effects .......................           --              --

Deduct:  Total stock-based employee
     compensation expense determined under fair
     value method for all awards, net of
     related tax effects .......................       (221,167)        (55,228)
                                                   ------------    ------------

Pro forma net loss .............................   $(29,758,876)   $(17,664,196)
                                                   ============    ============

 Loss per share:
     Basic - as reported .......................   $      (1.62)   $      (1.02)
     Basic - pro forma .........................   $      (1.63)   $      (1.02)


         SFAS 123(R) requires companies to estimate the fair value of share-based payment awards to employees and directors on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Statements of Operations. Stock-based compensation expense recognized in the Statements of Operations for the year ended December 31, 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of January 1, 2006 based on the grant date fair value estimated in accordance with the pro-forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). For stock-based awards issued to employees and directors, stock-based compensation is attributed to expense using the straight-line single option method, which is consistent with how the prior-period pro formas were provided. As stock-based compensation expense recognized in the Statements of Operations for 2006 is based on awards expected to vest, SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the year ended December 31, 2006, expected forfeitures are immaterial and as such the Company is recognizing forfeitures as they occur. In the pro-forma information provided under SFAS 123 for the periods prior to 2006, the Company accounted for forfeitures as they occurred.

         Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB Opinion 25. Under the intrinsic value method, the Company recognized share-based compensation equal to the award's intrinsic value at the time of grant over the requisite service periods using the straight-line method. Forfeitures were recognized as incurred. During the years ended December, 31,

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2005 and 2004, there was no stock-based compensation expense recognized in the Statements of Operations for awards issued to employees and directors as the awards had no intrinsic value at the time of grant because their exercise prices equaled the fair values of the common stock at the time of grant.

         The Company's determination of fair value of share-based payment awards to employees and directors on the date of grant uses the Black-Scholes model, which is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the expected term of the awards, and actual and projected employee stock option exercise behaviors. The Company estimates expected volatility using historical data. The expected option term is estimated using the "safe harbor" provisions under SAB 107.

         The Company has elected to adopt the detailed method provided in SFAS 123(R) for calculating the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

COMPREHENSIVE INCOME

         The Company has adopted Statement of Financial Standard No. 130, "Reporting Comprehensive Income" ("SFAS 130"), issued by the FASB and effective for financial statements with fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. There were no material other comprehensive income items for the years ended December 31, 2006, 2005 and 2004.

REVENUE RECOGNITION

         Sales are recognized when persuasive evidence of an arrangement exists, product delivery has occurred, pricing is fixed or determinable, and collection is reasonably assured. Sales resulting from customer buy-back agreements, or associated inventory storage arrangements are recognized upon delivery of the products to the customer, the customer's designated manufacturer, or upon notice from the customer to destroy or dispose of the goods. Sales, provisions for estimated sales returns, and the cost of products sold are recorded at the time title transfers to customers. Actual product returns are charged against estimated sales return allowances.

         Sales rebates and discounts are common practice in the industries in which the Company operates. Volume, promotional, price, cash and other discounts and customer incentives are accounted for as a reduction to gross sales. Rebates and discounts are recorded based upon estimates at the time products are sold. These estimates are based upon historical experience for similar programs and products. The Company reviews such rebates and discounts on an ongoing basis and accruals for rebates and discounts are adjusted, if necessary, as additional information becomes available.

RECLASSIFICATION


         Certain reclassifications have been made to the prior year financial statements to conform to 2006 presentation. The amortization of deferred financing costs and discounts are reported as "Interest Expense, net" on the consolidated statement of operations. These items ($310,771 and $45,000 for 2005 and 2004, respectively) were previously reported as "General and Administrative Expenses".

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CLASSIFICATION OF EXPENSES

         COST OF SALES - Cost of goods sold primarily includes expenses related to inventory purchases, customs, duty, freight, overhead expenses and reserves for obsolete inventory. Overhead expenses primarily consist of warehouse and operations salaries, and other warehouse expenses.

         SELLING EXPENSE - Selling expenses primarily include royalty expense, sales salaries and commissions, travel and entertainment, marketing and other sales-related costs.

         GENERAL  AND  ADMINISTRATIVE  EXPENSES  -  General  and  administrative expenses primarily include administrative salaries, employee benefits, professional service fees, facility expenses, information technology costs, investor relations, travel and entertainment, depreciation and amortization, bad debts, restructuring costs and other general corporate expenses.

         INTEREST EXPENSE AND INTEREST INCOME - Interest expense reflects the cost of borrowing and amortization of deferred financing costs and discounts. Interest expense for the years ended December 31, 2006, 2005 and 2004 was $1,357,000, $1,446,000, and $882,000, respectively. Interest income of $368,000,
$66,000  and  $32,000  for the years ended  December  31,  2006,  2005 and 2004, respectively, consists of earnings from outstanding amounts due to the Company under notes and other interest bearing receivables.

SHIPPING AND HANDLING COSTS

         In accordance with Emerging Issues Task Force (EITF) 00-10, Accounting for Shipping and Handling Fees and Costs, the Company records shipping and handling costs billed to customers as a component of revenue, and shipping and handling costs incurred by the Company for outbound freight are recorded as a component of cost of sales. Total shipping and handling costs included as component of revenue for the years ended December 31, 2006, 2005 and 2004 amounted to $146,000, $98,000 and $194,000. Total shipping and handling costs included as a component of cost of sales for each of these years amounted to $691,000, $925,000 and $1,002,000.

RESTRUCTURING CHARGES

         The Company records restructuring reserves in compliance with SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities", resulting in the recognition of employee severance and related termination benefits for recurring arrangements as they are incurred and on the accrual basis for one-time benefit arrangements. The Company records other costs associated with exit activities as they are incurred. Employee severance and termination benefits are estimates based on agreements with the relevant union representatives or plans adopted by the Company that are applicable to employees not affiliated with unions. These costs are not associated with nor do they benefit continuing activities. Inherent in the estimation of these costs are assessments related to the most likely expected outcome of the significant actions to accomplish the restructuring. Changing business conditions may affect the assumptions related to the timing and extent of facility closure activities. The Company reviews the status of restructuring activities on a quarterly basis and, if appropriate, records changes based on updated estimates. See Note 11, "2005 Restructuring Plan".

LITIGATION

         We are currently involved in various lawsuits, claims and inquiries, most of which are routine to the nature of the business, and in accordance with SFAS No. 5, "Accounting for Contingencies," we accrue estimates of the probable and estimable losses for the resolution of these claims. The ultimate resolution of these claims could affect our future results of operations for any particular quarterly or annual period should

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


our exposure be materially different from our earlier estimates or should liabilities be incurred that were not previously accrued.

FAIR VALUE OF FINANCIAL INFORMATION

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Accounts receivable: Due to the short-term nature of the receivables, the fair value approximates the carrying value. Due from related parties and notes payable to related parties: Due to the short-term nature and current market borrowing rates of the loans and notes, the fair value approximates the carrying value. Notes payable: Fair value approximates carrying value based upon current market borrowing rates for loans with similar terms and maturities.

NEW ACCOUNTING PRONOUNCEMENTS

         In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles
(GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, and does not require any new fair value measurements. The application of SFAS No. 157, however, may change current practice within an organization. SFAS No. 157 is effective for all fiscal years beginning after November 15, 2007, with earlier application encouraged. The Company does not believe that SFAS No. 157 will have a material impact on the Company's financial position, results of operations or cash flows.

         In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying
Misstatements in Current Year Financial Statements ("SAB 108"), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires the quantification of misstatements based on their impact on both the balance sheet and the income statement to determine materiality. The guidance provides for a one-time cumulative effect adjustment to correct for misstatements that were not deemed material under a company's prior approach but are material under the SAB 108 approach. SAB 108 is effective for fiscal years ending after November 15, 2006. The implementation of SAB 108 did not have a material impact on the financial position, results of operations or cash flows of the Company.

         In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect that the application of FIN 48 will have on its results of operations and financial condition.

         In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities" ("SFAS 133") and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 140). SFAS 155 amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


a derivative instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not believe that SFAS No. 155 will have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 2 - ACCOUNTS AND NOTE RECEIVABLE

         At December 31, 2006 a note receivable from Azteca Productions International ("Azteca") was outstanding in the amount of $2,799,460. The note is receivable in monthly installments over thirty-one months beginning March 1, 2006. The payments are $50,000 per month for the first 5 months, then range from $133,000-$267,000 per month until paid in full. At December 31, 2005, accounts receivable from Azteca, a significant customer in 2005, was approximately $10,968,000 less a reserve of $7,528,000. In February 2006, the Company accepted a note agreement from Azteca which provided for total payments including principal and interest of $4.0 million in exchange for the net outstanding accounts receivable balance. The value of the note receivable recorded effective at December 31, 2005 reflected a $560,000 charge to the face value to discount the note, using a 10.5% discount rate, to its net present value. The Azteca accounts receivable, net at December 31, 2005 was reclassified on the accompanying consolidated balance sheets to note receivable to reflect this subsequent settlement. The following summarizes the future minimum payments of the note receivable:


Years ending December 31,                                              Amount
                                                                    -----------
2007 ....................................................           $ 1,599,996
2008 ....................................................             1,483,339
                                                                    -----------

Total payments ..........................................             3,083,335
Less amount representing interest .......................              (283,875)
                                                                    -----------

Balance at December 31, 2006 ............................             2,799,460
Less current portion ....................................             1,378,491
                                                                    -----------

Long-term portion .......................................           $ 1,420,969
                                                                    ===========

         Accounts receivable are included on the accompanying consolidated balance sheet net of an allowance for doubtful accounts. The total allowance for doubtful accounts at December 31, 2006 was $71,500. The total allowance for doubtful accounts at December 31, 2005 was $1,188,758, after reclassification of the net Azteca receivable to note receivable.

         In 2004, following negotiations with Tarrant Apparel Group, a former customer, we determined that a significant portion of the obligations due from this customer were uncollectible. Accordingly, included in general and administrative expenses for 2004 are charges of $4.3 million related primarily to the write-down of this receivable and leaving a remaining balance receivable from this customer of $4.5 million. An affiliate of the customer repaid the $4.5 million receivable balance over the period from May through December 2005.

NOTE 3 - FACTORING AGREEMENT

         The Company entered into a factoring agreement with East Asia Heller in 2004 for the purchase of eligible receivables from its Hong Kong subsidiary, Tag-It Pacific (HK) Limited. The factor may purchase eligible accounts receivable and assume the credit risk with respect to those accounts for which they have given their prior approval. If the factor does not assume the credit risk for a receivable, the collection risk associated with the receivable remains with the Company. The Company pays a fixed commission rate and

                              TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

may borrow up to 80% of its eligible accounts receivable. Interest is charged at 1.5% over the Hong Kong Dollar prime rate (7.75% and 7.75% at December 31, 2006 and 2005). However, during 2005 and 2006 the factor declined to advance funds to the Company under this agreement. Accordingly, as of December 31, 2006, and 2005 there were no outstanding advances from the factor.

NOTE 4 - DEMAND NOTES PAYABLE TO RELATED PARTIES

         Demand notes payable to related parties consist of the following:

                                                      Year Ended December 31,
                                                 -------------------------------
                                                      2006             2005
                                                 --------------   --------------
Two notes payable  issued from  1995-1998 to
parties   related  to  or  affiliated   with
directors of the Company with interest rates
ranging  from 0% to 10% per  annum,  due and
payable  on  the   fifteenth  day  following
delivery  of  written   demand  for  payment ..  $       85,176   $       85,176

Convertible  secured note payable  issued in
October  2000 to a director  of the  Company
bears interest at 11%, payable quarterly, is
due on demand and  convertible  into  common
stock at the  election  of the  holder  at a
rate of $4.50 per share, the market value of
the  Company's  common  stock on the date of
approval   by   the   Company's   Board   of
Directors.    The   note   is   secured   by
substantially    all   of   the    Company's
assets ........................................         500,000          500,000

Unsecured notes payable to a director of the
Company  accrue  interest at 7% and 8.5% per
annum,  principal and interest due on demand
and         fifteen         days        from
demand ........................................          79,795           79,795
                                                 --------------   --------------
                                                 $      664,971   $      664,971
                                                 ==============   ==============

         Interest expense related to the demand notes payable to related parties for the years ended December 31, 2006, 2005 and 2004 amounted to $67,753, $67,753, and $81,628. Included in accrued expenses at December 31, 2006 and 2005 was $515,738 and $447,986 of related accrued interest. There was no interest paid on the demand notes during the years ended December 31, 2006 and 2005.

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - CAPITAL LEASE OBLIGATIONS

         The Company financed equipment purchases through various capital lease obligations expiring through August 2010. These obligations bear interest at various rates ranging from 4.6% to 15% per annum. Future minimum annual payments under these capital lease obligations are as follows:

Years ending December 31,                                              Amount
                                                                    -----------
2007 ....................................................           $   505,029
2008 ....................................................               336,970
2009 ....................................................               184,606
2010 ....................................................                   430
                                                                    -----------

Total payments ..........................................             1,027,035
Less amount representing interest .......................              (119,574)
                                                                    -----------

Balance at December 31, 2006 ............................               907,461
Less current portion ....................................               432,728
                                                                    -----------

Long-term portion .......................................           $   474,733
                                                                    ===========

         At December 31, 2006, total property and equipment under capital lease obligations and related accumulated depreciation was $3,533,154 and $1,178,469, respectively. At December 31, 2005, total property and equipment under capital lease obligations and related accumulated depreciation was $3,468,721 and $661,533, respectively.

NOTE 6 - NOTES PAYABLE

         Notes payable consist of the following:

                                                      Year Ended December 31,
                                                 -------------------------------
                                                     2006               2005
                                                 --------------   --------------
$765,000 note payable to First National Bank
dated  June  3,  2004;   interest  at  6.5%;
payable in eighty-four  monthly  payments of
principal  and interest of $5,746  beginning
July  2004;  twenty-year  amortization,  all
unpaid  principal  and  interest due June 3,
2011 (seven  years);  secured by building in
North
Carolina ......................................  $      712,950   $      734,787


$880,000 note payable to First National Bank
dated  November 22, 2004;  interest at 6.5%;
payable  in  sixty   monthly   payments   of
principal and interest of $17,254  beginning
December  2004;  all  unpaid  principal  and
interest due  November 22, 2009;  secured by
manufacturing equipment .......................         548,068          713,068

$1,650,000 note payable to Hennigan, Bennett
& Dorman,  LLP dated May 31, 2006;  interest
at  3.0%;   payable  in   fourteen   monthly
payments of principal and interest beginning
June  2006,  of  $50,000  for the  first two
payments,  and  $133,333 for the next twelve
months   thereafter   until  July  1,  2007;
secured          by         the         note
receivable ....................................         907,703             --
                                                 --------------   --------------
      Notes Payable ...........................       2,168,721        1,447,855
      Less Current portion ....................       1,107,207          186,837
                                                 --------------   --------------

Notes payable, net of current portion            $    1,061,514   $    1,261,018
                                                 ==============   ==============

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Future minimum annual payments under these notes payable obligations are as follows:

Years ending December 31,                                               Amount
                                                                      ----------
2007 ..................................................               $1,107,207
2008 ..................................................                  213,030
2009 ..................................................                  210,218
2010 ..................................................                   28,301
2011 and thereafter ...................................                  609,965
                                                                      ----------

Total .................................................               $2,168,721
                                                                      ==========

NOTE 7 - SECURED CONVERTIBLE PROMISSORY NOTES

         On November 10, 2004, the Company raised $12.5 million from the sale of Secured Convertible Promissory Notes (the "Notes") to existing shareholders. The Notes are convertible into common stock at a price of $3.65 per share, bear interest at 6% payable quarterly, are due November 9, 2007 and are secured by the Talon trademarks. The Notes are convertible at the option of the holder at any time after closing. The Company may repay the Notes at any time after one year from the closing date with a 15% prepayment penalty. Among other restrictions, the Notes restrict the Company from declaring or paying a dividend prior to conversion or payment of the Notes. At maturity, the Company may repay the Notes in cash or require conversion if certain conditions are met. In connection with the issuance of the Notes, the Company issued to the Note holders, warrants to purchase up to 171,235 shares of common stock. The warrants have a term of five years, an exercise price of $3.65 per share and vested 30 days after closing. The fair value of the warrants was estimated at approximately $96,000 utilizing the Black-Scholes model and recorded as a discount against the face value of the Notes. The discount is amortized over the three-year term of the Notes on a straight-line basis. The Company has registered the resale by the holders of the shares issuable upon conversion of the Notes and exercise of the warrants. In connection with this financing, the Company paid the placement agent $704,000 in cash, and issued the placement agent a warrant to purchase 215,754 common shares at an exercise price of $3.65 per share. The warrant is exercisable beginning May 10, 2005 through November 10, 2009. The fair value of the warrant was estimated at $93,815 utilizing the Black-Scholes model and recorded as deferred financing costs which are amortized over the three- year term of the Notes. The full amount of principal under these secured convertible promissory notes is due November 7, 2007. (See Item 7. Management's Discussion and Analysis).

NOTE 8 - STOCKHOLDERS' EQUITY AND CONVERTIBLE REDEEMABLE PREFERRED STOCK

PREFERRED STOCK

STOCKHOLDER'S RIGHTS PLAN

         In October 1998, the Company adopted a stockholder's rights plan. Under the rights plan the Company distributed one preferred share purchase right for each outstanding share of Common Stock outstanding on November 6, 1998. Upon the occurrence of certain triggering events related to an unsolicited takeover attempt of the Company, each purchase right not owned by the party or parties making the unsolicited takeover attempt will entitle its holder to purchase shares of the Company's Series A Preferred Stock at a value below the then market value of the Series A Preferred Stock. The rights of holders of the Common Stock will be subject to, and may be adversely affected by, the rights of holders of the share

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


purchase rights, the Series A Preferred Stock and any other preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the Company's outstanding voting stock.

SERIES D PREFERRED STOCK PRIVATE PLACEMENT TRANSACTION

         On December 18, 2003, the Company sold an aggregate of 572,818 shares of non-voting Series D Convertible Preferred Stock, at a price of $44.00 per share, to institutional investors and individual accredited investors in a private placement transaction. The Company received net proceeds of $23,083,693 after commissions and other offering expenses. The Series D Convertible
Preferred Stock was convertible after approval at a special meeting of stockholders at a rate of 10 common shares for each share of Series D Convertible Preferred Stock. Except as required by law, the Series D Preferred shares had no voting rights. The Series D Preferred shares accrued dividends, commencing on June 1, 2004, at an annual rate of 5% of the initial stated value of $44.00 per share, payable quarterly. In the event of a liquidation, dissolution or winding-up of the Company, the Series D Preferred shares would have been entitled to receive, prior to any distribution on the common stock, a distribution equal to the initial stated value of the shares plus all accrued and unpaid dividends.

         At a special meeting of stockholders held on February 11, 2004, the stockholders of the Company approved the issuance of 5,728,180 shares of common stock upon conversion of the Series D Preferred Stock. At the conclusion of the meeting, all of the shares of the Series D Convertible Preferred Stock automatically converted into common shares and the Series D Convertible Preferred Stock was eliminated.

         The Company has registered the common shares issued upon conversion of the Series D Convertible Preferred Stock for resale by the investors. In conjunction with the private placement transaction the Company issued a warrant to purchase 572,818 common shares to the placement agent at an exercise price of $4.74 per share. The warrant is exercisable beginning June 18, 2004 through December 18, 2008. The fair value of the warrant was estimated at approximately $165,000 utilizing the Black-Scholes model and was recorded as a reduction of the proceeds from the placement of the Series D Convertible Preferred Stock. The Company has determined that this transaction did not result in a beneficial conversion feature.

SERIES  C  PREFERRED  STOCK  PURCHASE  AGREEMENT  AND  CO-MARKETING  AND  SUPPLY
AGREEMENT

         In accordance with the Series C Preferred Stock Purchase Agreement entered into with Coats North America Consolidated, Inc. ("Coats") on September 20, 2001, the Company issued 759,494 shares of Series C Convertible Redeemable Preferred Stock to Coats North America Consolidated, Inc. in exchange for an equity investment from Coats of $3,000,001 cash. The Series C Preferred shares were convertible at the option of the holder after one year at the rate of the closing price multiplied by 125% of the ten-day average closing price prior to closing. The Series C Preferred shares were redeemable at the option of the holder after four years. If the holders elected to redeem the Series C Preferred shares, the Company had the option to redeem for cash at the stated value of $3,000,001 or in the form of the Company's common stock at 85% of the market price of the Company's common stock on the date of redemption. If the market price of the Company's common stock on the date of redemption was less than $2.75 per share, the Company was required to redeem for cash at the stated value of the Series C Preferred shares. The Company could elect to redeem the Series C Preferred shares at any time for cash at the stated value. The terms of the Series C Preferred shares provided for cumulative dividends at a rate of 6% of the stated value per annum, payable in cash or the Company's common stock. The dividends were payable at the earlier of the declaration of the Board, conversion or redemption. Each Series C Preferred share had the right to vote for each of the Company's common shares that the Series C Preferred shares could then be converted into on the record date. Total legal and other costs associated with this transaction of $105,000 were netted against the $3,000,001 proceeds received from Coats.

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         In connection with the Series C Preferred Stock Purchase Agreement, the Company also entered into a 10-year Co-Marketing and Supply Agreement with Coats. The Co-Marketing and Supply Agreement provides for selected introductions into Coats' customer base and the Company's trim packages will exclusively offer thread manufactured by Coats.

         On February 25, 2004, the holders of the Series C Preferred Stock converted all 759,494 shares of Series C Preferred Stock, plus $458,707 of accrued dividends, into 700,144 shares of common stock. The Series C Preferred Stock was eliminated in March 2004.

SERIES  B  PREFERRED  STOCK  PURCHASE  AGREEMENT,   DISTRIBUTION  AGREEMENT  AND
TRADENAME PURCHASE AGREEMENT

         On April 3, 2000, the Company entered into a ten-year exclusive license and distribution agreement with Talon, Inc. and its parent company, Grupo Industrial Cierres Ideal, S.A. de C.V. ("GICISA"). Under this agreement, Tag-It Pacific, Inc. was the exclusive sales, marketing, distribution and e-commerce arm for "Talon" products for all customers in the United States, Mexico-based maquiladores, Canada and the Pacific Rim and had the exclusive license to market trim products under the "Talon" brand name. In exchange for these exclusive distribution rights, the Company issued 850,000 shares of Series B Convertible Preferred stock to GICISA. After a period of 30 months, the shares were convertible into the Company's common stock once the average price per share of the Company's common stock reached or exceeded $8.00 for a 30-day consecutive period. The preferred stock was automatically convertible into shares of the Company's common stock based on a rate of one minus the fraction of $2.50 over the average per share closing price of the Company's common stock for the 30-day period preceding the conversion.

         The Series B Convertible Preferred stock had a liquidation preference of $.001 per share, and was entitled to receive non-cumulative dividends on an as converted basis, if and when, such dividends were declared on the Company's common stock and was redeemable by the Company under certain conditions as outlined in the agreement.

         The estimated fair value of the Series B Convertible Preferred stock on April 3, 2000 was $1,400,000. The Company recorded the value of the license and distribution rights as a long-term asset, which was being amortized over the ten-year period of the agreement. The unamortized balance of the long-term asset at December 21, 2001 was $1,166,667.

         On September 30, 2000, the Company purchased inventory from GICISA in exchange for an unsecured note payable in the amount of $2,830,024. The note payable was non-interest bearing and was due April 1, 2002. The Company imputed interest for the holding period of the note amounting to $272,000. The note was subordinate to the obligations due under a credit facility with UPS Capital. The note payable balance at December 21, 2001 was $2,767,182, net of imputed interest of $62,842.

         On December 21, 2001, the Company entered into an Asset Purchase Agreement with Talon, Inc. and GICISA. Pursuant to the Asset Purchase Agreement, the Company acquired from Talon, Inc. and GICISA: (1) certain inventory and equipment, (2) all patent rights held by Talon, Inc. and (3) all of Talon's rights to its trade names and trademarks bearing the Talon name. In addition, the Asset Purchase Agreement terminated the exclusive 10-year license and distribution agreement, dated as of April 3, 2000 by and among the Company, GICISA and Talon, Inc.

         Under the Asset Purchase Agreement, the Company issued to Talon, Inc. 500,000 shares of common stock, par value $0.001 per share, a promissory note in the amount of $4,900,000 and $100,000 in cash held in escrow. The Asset Purchase Agreement required Talon, Inc. to place 50,000 shares of the Company's common stock and $100,000 in escrow for a period of 12 months to satisfy any indemnification claims the Company may have under the Asset Purchase Agreement. The common stock was valued at the market value of the Company's stock on the date of closing. The promissory note was unsecured, and accrued interest at

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


prime plus 2%. In connection with the Asset Purchase Agreement, the Company also entered into a mutual release with Talon, Inc. and GICISA pursuant to which Talon, Inc. and GICISA released the Company from its obligations under the unsecured note payable of $2,830,024 dated September 30, 2000 and other current liabilities under the Exclusive License and Distribution Agreement. Further, 850,000 shares of the Company's series B convertible preferred stock held by GICISA were canceled at the closing of the Asset Purchase Agreement. The balance of the unsecured promissory note was $1.4 million at December 31, 2004. The unsecured promissory note and all outstanding obligations due under the note payable were paid in full as of June 1, 2005.

         The Series B  Convertible  Preferred  Stock was  eliminated in February
2004.

COMMON STOCK

2003 PRIVATE PLACEMENT

         On May 30, 2003, the Company raised approximately $6,037,500 in a private placement transaction with five institutional investors. Pursuant to a securities purchase agreement with these institutional investors, the Company sold 1,725,000 shares of its common stock at a price per share of $3.50. After commissions and expenses, the Company received net proceeds of approximately $5.5 million. The Company has registered the shares issued in the private placement with the Securities and Exchange Commission for resale by the investors. In conjunction with the private placement transaction, the Company issued warrants to purchase 172,500 shares of common stock to the placement agent. The warrants are exercisable beginning August 30, 2003 through May 30, 2008 and have a per share exercise price of $5.06.

STOCK GRANT AGREEMENT

         Pursuant to Stock Grant Agreements between the Company and Herman Roup, dated December 1, 2001, January 1, 2002 and July 17, 2002, the Company issued to Mr. Roup an aggregate 20,500 shares of common stock in 2004 for services provided to the Company valued at $74,825.

EXCLUSIVE LICENSE AND INTELLECTUAL PROPERTY RIGHTS AGREEMENT

         On April 2, 2002, the Company entered into an Exclusive License and Intellectual Property Rights Agreement (the "Agreement") with Pro-Fit Holdings Limited ("Pro-Fit"). The Agreement gives the Company the exclusive rights to sell or sublicense waistbands manufactured under patented technology developed by Pro-Fit for garments manufactured anywhere in the world for the United States market and all United States brands. In accordance with the Agreement, the Company issued 150,000 shares of its common stock which were recorded at the market value of the stock on the date of the Agreement. The shares contain restrictions related to the transfer of the shares and registration rights. The Agreement has an indefinite term that extends for the duration of the trade secrets licensed under the Agreement. The Company has recorded an intangible asset amounting to $577,500 and is amortizing this asset on a straight-line basis over its estimated useful life of five years. The Company is currently in litigation with this supplier (See Notes 1 and 13).

NOTE 9 - STOCK OPTION INCENTIVE PLAN AND WARRANTS

STOCK OPTION INCENTIVE PLAN

          On October 1, 1997, the Company adopted the 1997 Stock Incentive Plan (the "1997 Plan"), which authorized the granting of a variety of stock-based incentive awards. The Board of Directors, who determines the recipients and terms of the awards granted, administers the 1997 Plan. On July 31, 2006 at the

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Company's annual meeting of stockholder's two amendments to the 1997 Stock Plan were approved which (1) increased the maximum number of shares of common stock that may be issued pursuant to awards granted under the 1997 Plan from 3,077,500 shares to 6,000,000 shares, and (2) increased the number of shares of common stock that may be issued pursuant to awards granted to any individual under the plan in a single year to 50% of the total number of shares available under the plan.

          The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock on the date of the grant for years prior to 2006, and for the year ended December 31, 2006, the average market price of the Company's stock for the five trading days prior to the date of the grant; those option awards generally vest over periods determined by the Board from immediate to 4 years of continuous service, and have 10 year contractual terms.

         As of December 31, 2006, the Company may issue awards to acquire up to a total of 2,321,977 shares of common stock under the 1997 Plan, and there were awards issued and outstanding under the Plan to acquire a total of 3,452,635 shares of common stock, including options issued to a consultant to acquire 75,000 shares of common stock at $0.57 per share. During 2006 the Company issued options outside the Plan to employees to acquire 1,625,000 shares of stock at an average exercise price of $0.46 per share, and granted 135,135 shares of stock to an employee with a fair market value of $50,000.

         The following table summarizes all options issued to employees and directors including those issued outside the plan.

         The following table summarizes the activity for the periods:

                                                                     Weighted
                                                                     Average
                                                    Number of        Exercise
EMPLOYEE AND DIRECTOR                                Shares            Price
                                                  -------------    -------------
Options outstanding - January 1, 2004 .........       1,978,000    $        3.55
     Granted ..................................            --      $        --
     Exercised ................................        (115,375)   $        3.36
     Canceled .................................        (120,625)   $        4.00
                                                  -------------    -------------
Options outstanding - December 31, 2004 .......       1,742,000    $        3.53
     Granted ..................................         425,000    $        3.22
     Exercised ................................          (1,250)   $        3.63
     Canceled .................................        (332,750)   $        3.50
                                                  -------------    -------------
Options outstanding - December 31, 2005 .......       1,833,000    $        3.46
     Granted ..................................       3,471,135    $        0.31
     Canceled .................................        (301,500)   $        3.56
                                                  -------------    -------------
Options outstanding - December 31, 2006 .......       5,002,635    $        1.41
                                                  =============    =============

         The Company has also issued certain warrants and options to non-employees. As of December 31, 2006, there were warrants issued to acquire a total of 1,243,813 shares of common stock, and options to acquire 75,000 shares of common stock outstanding to non-employees. During 2006 the Company issued 90,253 shares of stock to a consultant in exchange for services with a fair market value of $51,000.

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The following table summarizes the activity for the periods:

                                                                              Weighted
                                                                              Average
                                                             Number of        Exercise
NON-EMPLOYEES                                                 Shares            Price
                                                           -------------    -------------
Options & warrants outstanding - January 1, 2004 .......       1,277,885    $        4.58
     Granted ...........................................         416,989    $        3.65
     Exercised .........................................         (80,901)   $        2.68
     Canceled ..........................................         (35,000)   $        4.55
                                                           -------------    -------------
Options & warrants outstanding - December 31, 2004 .....       1,578,973    $        4.35
     Granted ...........................................            --      $        --
     Exercised .........................................         (68,494)   $        3.65
     Canceled ..........................................        (133,332)   $        4.54
                                                           -------------    -------------
Options & warrants outstanding - December 31, 2005 .....       1,377,147    $        4.36
     Granted ...........................................          75,000    $        0.57
     Exercised .........................................            --      $        --
     Canceled ..........................................        (133,334)   $        4.54
                                                           -------------    -------------
Options & warrants outstanding - December 31, 2006 .....       1,318,813    $        4.13
                                                           =============    =============

         The Company's determination of fair value of share-based payment awards to employees and directors on the date of grant uses the Black-Scholes model and the assumptions noted in the following table for the years ended December 31, as indicated. Expected volatilities are based on the historical volatility of the Company's stock price and other factors. These variables include, but are not limited to, the expected stock price volatility over the expected term of the awards, and actual and projected employee stock option exercise behaviors. The expected option term is estimated using the "safe harbor" provisions under SAB
107. The risk free rate for periods within the contractual life of the option is based on the U.S. Treasury yield in effect at the time of the grant.

                                                  2006        2005       2004(1)
                                                 -------     -------     -------
Expected volatility .........................         65%         64%        n/a
Expected term in years ......................    6.1 yrs     1.2 yrs         n/a
Expected dividends ..........................       --          --           n/a
Risk-free rate ..............................        4.5%        2.0%        n/a

(1)      No share-based grants were made in 2004.

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         A summary of the option activity under the 1997 Plan as of December 31, 2006, and changes during the year then ended is as follows:

                                                                         Weighted
                                                           Weighted      Average
                                                           Average       Remaining
                                            Number of      Exercise     Contractual     Intrinsic
EMPLOYEE AND DIRECTOR                        Shares         Price       Life (Years)      Value
                                          ------------   ------------   ------------   ------------
Outstanding at December 31, 2006 ......      5,002,635   $       1.41           7.90   $  1,875,639
Vested and Expected to Vest ...........      4,927,355   $       1.43           7.88   $  1,837,150
Exercisable ...........................      2,223,968   $       2.51           6.25   $    447,389

         The weighted average grant-date fair value of options granted to employee's and director's during the years ended December 31, 2006 and 2005 were $0.31 and $0.76, respectively. There were no grants in 2004. The total intrinsic value of options exercised during the years ended December 31, 2005 and 2004 was $1,700, and $130,000, respectively. There were no options exercised in 2006.

                                                                         Weighted
                                                           Weighted      Average
                                                           Average       Remaining
                                            Number of      Exercise     Contractual     Intrinsic
NON-EMPLOYEE OPTIONS & WARRANTS:             Shares         Price       Life (Years)      Value
                                          ------------   ------------   ------------   ------------
Outstanding at December 31, 2006             1,318,813   $       4.13           2.28   $     34,500
Vested and Expected to Vest....              1,318,813   $       4.13           2.28   $     34,500
Exercisable........................          1,318,813   $       4.13           2.28   $     34,500

         The weighted average grant-date fair value of options and warrants granted to non-employees during the years ended December 31, 2006, and 2004 was $0.57 and $3.70, respectively. There were no grants in 2005. The total intrinsic value of options and warrants exercised during the years ended December 31, 2005 and 2004 was $91,000 and $135,000, respectively. There were no options exercised in 2006. The fair value of the awards approximates the values expensed for pro-forma purposes for these periods.

         As of December 31, 2006, there was $645,248 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted, including warrants. This cost is expected to be recognized over the weighted-average period of 2.0 years. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 was $236,000, $217,000 and $1,597,000, respectively.

         When options are exercised, the Company's policy is to issue previously registered, unissued shares of common stock. As of December 31, 2006, the Company had 2,321,977 unissued shares of common stock available in its 1997 Plan. On July 31, 2006, at the annual shareholders meeting an amendment to the 1997 Stock Incentive Plan was adopted to increase the number of authorized shares under the 1997 Plan to a total of 6,000,000 shares. The additional plan shares authorized on July 31, 2006 of 2,922,500 shares have not yet been registered.

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - INCOME (LOSS) PER SHARE

         The following is a reconciliation of the numerators and denominators of the basic and diluted income (loss) per share computations:

                                    December 31, 2006                            December 31, 2005
                       ------------------------------------------   ------------------------------------------
                         Income          Shares       Per Share        Loss           Shares       Per Share
YEARS ENDED:           (Numerator)    (Denominator)     Amount      (Numerator)    (Denominator)     Amount
--------------------   ------------   ------------   ------------   ------------   ------------   ------------
Basic income (loss):
pershare:
    Income (loss)
    available
    to common
    stockholders ...   $    309,303     18,377,484   $       0.02   $(29,537,70)     18,225,851   $      (1.62)

Effect of dilutive
securities:
    Options ........           --          578,312           0.00           --             --             --
    Warrants .......           --             --             --             --             --             --
                       ------------   ------------   ------------   ------------   ------------   ------------
Income (loss)
available to common
stockholders .......   $    309,303     18,955,796   $       0.02   $(29,537,70)     18,225,851   $      (1.62)
                       ============   ============   ============   ============   ============   ============



                                   December 31, 2004
                       ------------------------------------------
                          Loss           Shares       Per Share
YEARS ENDED:           (Numerator)    (Denominator)     Amount
--------------------   ------------   ------------   ------------
Basic income (loss):
pershare:
    Income (loss)
    available
    to common
    stockholders ...   $(17,639,47)     17,316,202   $      (1.02)

Effect of dilutive
securities:
    Options ........           --             --             --
    Warrants .......           --             --             --
                       ------------   ------------   ------------
Income (loss)
available to common
stockholders .......   $(17,639,47)     17,316,202   $      (1.02)
                       ============   ============   ============

         Warrants to purchase 1,243,813 shares of common stock at between $3.50 and $5.06; options to purchase 1,642,500 shares of common stock at between $1.27 and $5.23; convertible debt of $12,500,000 convertible at $3.65 per share, and other convertible debt of $500,000 convertible at $4.50 per share were outstanding for the year ended December 31, 2006, but were not included in the computation of diluted loss per share because the effect of exercise or conversion would have an antidilutive effect on the income per share.

         Warrants to purchase 1,377,147 shares of common stock at between $3.50 and $5.06, options to purchase 1,833,000 shares of common stock at between $0.41 and $5.23, convertible debt of $12,500,000 convertible at $3.65 per share, and other convertible debt of $500,000 convertible at $4.50 per share were outstanding for the year ended December 31, 2005, but were not included in the computation of diluted loss per share because the effect of exercise or conversion would have an antidilutive effect on loss per share.

         Warrants to purchase 1,578,973 shares of common stock at between $3.50 and $5.06, options to purchase 1,742,000 shares of common stock at between $1.30 and $4.63, convertible debt of $12,500,000 convertible at $3.65 per share, and other convertible debt of $500,000 convertible at $4.50 per share were outstanding for the year ended December 31, 2004, but were not included in the computation of diluted loss per share because the effect of exercise or conversion would have an antidilutive effect on loss per share.

NOTE 11 - 2005 RESTRUCTURING PLAN

         In an effort to better align the Company's organizational and cost structures with its future growth opportunities, in August 2005 the Company's Board of Directors adopted a restructuring plan for the Company that was substantially completed by December 2005. The plan included restructuring the Company's global operations by eliminating redundancies in its Hong Kong operation, closing its Mexican facilities, converting its Guatemala facility from a manufacturing site to a distributor, and closing its North Carolina manufacturing facility. The Company also refocused its sales efforts on higher margin products, which may have resulted in lower net sales with certain customers. As a result, the Company now operates with fewer employees and reduced associated operating and manufacturing expenses. The Company recorded charges in connection with its restructuring plan in accordance with SFAS No. 146 (As Amended), "Accounting for Costs Associated with Exit or Disposal Activities." In addition, the Company's restructuring plan resulted in the carrying value of certain long-lived assets, primarily equipment, being impaired. Accordingly, in 2005 the Company recorded a charge to recognize the impairment of these assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets.

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The North Carolina manufacturing facility is a long-lived asset that is classified as "held for sale" because it meets the criteria listed in Paragraph 30 of SFAS 144. Management has committed to sell the asset, and is listing the property for sale with a commercial real estate agent. The Company believes the sale of the asset is probable and the sale is expected to be completed within one year. The major components of manufacturing equipment used in this plant to manufacture zippers are not classified as held for sale since the Company intends to re-deploy this equipment in the manufacture of Talon zippers through investment or sale of this equipment to its distributors of Talon zippers. This equipment is separately identified as idle equipment as a component of "Property and equipment" which are included in the accompanying consolidated balance sheets (See Note 1).

         Restructuring costs recorded in 2005 were $6,371,000. Restructuring costs include $3,447,000 of inventory write-downs, restructuring charges of $2,474,000 consisting of $2,036,000 for the impairment of long-lived assets, primarily machinery and equipment, $170,000 of one-time employee termination benefits and other costs of $268,000, which were fully paid by the end of 2005. In addition, an impairment charge to goodwill in the amount of $450,000 was recorded. This goodwill was associated with an acquisition made to benefit the Central and South American operations. Since these operations are being exited, management concluded that this goodwill was impaired and should be written off. These restructuring costs were recorded in the Consolidated Statement of Operations for the year ended December 31, 2005 in the following line items and amounts:

Cost of goods sold .........................................          $3,447,000
Operating expenses:
   General & administrative expenses .......................             450,000
   Restructuring charges ...................................           2,474,000
                                                                      ----------
Total restructuring costs ..................................          $6,371,000
                                                                      ==========

NOTE 12 - INCOME TAXES

         The components of the provision (benefit) for income taxes included in the consolidated statements of operations are as follows:

                                              Year Ended December 31,
                                  ----------------------------------------------
                                     2006              2005              2004
                                  ----------        ----------        ----------
Current:
     Federal .............        $   29,900        $   55,479        $  405,632
     State ...............             4,000             4,000            71,582
                                  ----------        ----------        ----------
                                      33,900            59,479           477,214
Deferred:
     Federal .............              --             850,000         1,530,000
     State ...............              --             150,000           270,000
                                  ----------        ----------        ----------
                                        --           1,000,000         1,800,000
                                  ----------        ----------        ----------
                                  $   33,900        $1,059,479        $2,277,214
                                  ==========        ==========        ==========

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         A reconciliation of the statutory Federal income tax rate with the Company's effective income tax rate is as follows:

                                                     Year Ended December 31,
                                                  ----------------------------
                                                   2006       2005       2004
                                                  ------     ------     ------
Current:
  Federal statutory rate ......................     34.0%     (34.0)%    (34.0)%
  State taxes net of federal benefit ..........      2.3       (5.8)      (6.0)
  Income earned from foreign subsidiaries .....     18.7        0.2        3.1
  Net operating loss valuation allowance
    adjustments ...............................    (71.7)      43.5       51.3
  Change in effective state tax rate ..........     22.4       --         --
  Other .......................................      4.2       (0.2)       0.5
                                                  ------     ------     ------
                                                     9.9%       3.7%      14.9%
                                                  ======     ======     ======

         Income (loss) before income taxes is as follows:

                                           Year Ended December 31,
                           ----------------------------------------------------
                               2006                2005                2004
                           ------------        ------------        ------------
Domestic ...........       $ (1,341,475)       $(28,724,518)       $(17,574,926)
Foreign ............          1,684,678             246,288           2,243,172
                           ------------        ------------        ------------
                           $    343,203        $(28,478,230        $(15,331,754)
                           ============        ============        ============

         The primary components of temporary differences which give rise to the Company's deferred tax assets and deferred tax liabilities are as follows:

                                                     Year Ended December 31,
                                                 -------------------------------
                                                     2006              2005
                                                 ------------      ------------
Net deferred tax asset:
     Net operating loss carry-forwards .....     $ 19,053,346      $ 20,820,849
     Depreciation and amortization .........         (551,643)         (442,909)
     Bad debt reserve ......................           17,961           403,494
     Related party interest ................          189,605           160,996
     Inventory reserve .....................          289,813           448,674
     Other .................................          225,656            56,343
                                                 ------------      ------------
                                                   19,224,738        21,447,447
     Less:  Valuation Allowance ............      (19,224,738)      (21,447,447)
                                                 ------------      ------------
                                                 $       --        $       --
                                                 ============      ============

         At December 31, 2006, Tag-It Pacific, Inc. had Federal and state net operating loss carry-forwards (or "NOLs") of approximately $53.6 million and $13.9 million, respectively. The Federal NOL is available to offset future taxable income through 2024, and the state NOL expires in 2014. Section 382 of the Internal Revenue Code places a limitation on the realizability of net operating losses in future periods if the ownership of the Company has changed more than 50% within a three-year period. As of December 31, 2006, some of our net operating losses may be limited by the Section 382 rules. The amount of such limitations, if any, has not yet been determined.

         Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


bases and tax benefit carry-forwards. Deferred tax liabilities and assets at the end of each period are determined using enacted tax rates. The Company records deferred tax assets arising from temporary timing differences between recorded net income and taxable net income when and if it believes that future earnings will be sufficient to realize the tax benefit. For those jurisdictions where the expiration date of tax benefit carry-forwards or the projected taxable earnings indicate that realization is not likely, a valuation allowance is provided.

         The provisions of SFAS No. 109, "Accounting for Income Taxes," require the establishment of a valuation allowance when, based on currently available information and other factors, it is more likely than not that all or a portion of a deferred tax asset will not be realized. SFAS No. 109 provides that an important factor in determining whether a deferred tax asset will be realized is whether there has been sufficient income in recent years and whether sufficient income is expected in future years in order to utilize the deferred tax asset.

         In 2006 and in prior years, the Company determined, based upon its cumulative operating losses, that it was more likely than not that it would not be in a position to fully realize all of its deferred tax assets in future years. Accordingly, at December 31, 2006 the Company has recorded a valuation allowance of $19.2 million, which reduces the carrying value of its net deferred tax assets to $0. For the year ended December 31, 2006 the Company recorded operating income and various rate and tax timing differences and the value of its net deferred tax assets declined by $2.2 million. Accordingly, a corresponding reduction in the valuation allowance was made, which retained the carrying value of the Company's net deferred tax assets at $0. During 2005 the Company incurred additional operating losses which resulted in an increase in the Company's net deferred tax assets by $11.5 million. Accordingly, it was determined that the valuation allowance from 2004 be increased by $12.5 million to $21.4 million, which reduced the carrying value of its net deferred tax assets to $0 at December 31, 2005. In 2004 the Company recorded a valuation allowance of $8.9 million based upon its cumulative operating losses, and reduced the carrying value of its net deferred tax asset to $1.0 million at December 31, 2004.

         The Company intends to maintain a valuation allowance for its deferred tax assets until sufficient evidence exists to support the reversal or reduction of the allowance. At the end of each period, the Company will review supporting evidence, including the performance against sales and income projections, to determine if a release of the valuation allowance is warranted. If in future periods it is determined that it is more likely than not that the Company will be able to recognize all or a greater portion of its deferred tax assets, the Company will at that time reverse or reduce the valuation allowance.

         The Company believes that its estimate of deferred tax assets and determination to record a valuation allowance against such assets are critical accounting estimates because they are subject to, among other things, an estimate of future taxable income, which is susceptible to change and dependent upon events that may or may not occur, and because the impact of recording a valuation allowance may be material to the assets reported on its balance sheet and results of operations.

         The Company has not provided withholding of U.S. federal income taxes on undistributed earnings of its foreign subsidiaries because the Company intends to reinvest those earnings indefinitely or any taxes on these earnings will be offset by the approximate credits for foreign taxes paid. It is not practical to determine the U.S. federal tax liability, if any, which would be payable if such earnings were not invested indefinitely. At December 31, 2006 and 2005, undistributed earnings from our foreign subsidiaries were $4,581,000 and $4,689,000, respectively.

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

         The Company is a party to a number of non-cancelable operating lease agreements involving buildings and equipment, which expire at various dates through 2010. The Company accounts for its leases in accordance with SFAS No. 13, whereby step provisions, escalation clauses, tenant improvement allowances, increases based on an existing index or rate, and other lease concessions are accounted for in the minimum lease payments and are charged to the income statement on a straight-line basis over the related lease term.

         The future minimum lease commitments at December 31, 2006 are as follows:

         Years Ending December 31,                                      Amount
         -----------------------------------------------              ----------
             2007 ......................................              $  437,226
             2008 ......................................                 407,224
             2009 ......................................                 346,184
             2010 ......................................                 213,364
             2011 and thereafter .......................                  16,757
                                                                      ----------
             Total minimum payments ....................              $1,420,755
                                                                      ==========

         Total rental expense for the years ended December 31, 2006, 2005 and 2004 aggregated $640,864, $750,536, and $696,590, respectively.

PROFIT SHARING PLAN

         In October 1999, the Company established a 401(k) profit-sharing plan for the benefit of eligible employees. The Company may make annual contributions to the plan as determined by the Board of Directors. Total contributions for the years ended December 31, 2006 and 2005 amounted to $22,276 and $16,807, respectively. There were no contributions made during the year ended December 31, 2004.

CONTINGENCIES

         In May, 2006, the Company received notice from the American Stock Exchange ("AMEX") that it was not in compliance with certain of the continued listing standards as set forth in the AMEX Company Guide due to the failure to comply with Section 1003(a)(i) and Section 1003(a)(ii) of the Company Guide, which effectively required that the Company maintain shareholders' equity of at least $4,000,000. Following the notice from AMEX the Company was afforded the opportunity to submit a "plan of compliance" to AMEX outlining in detail how the Company expected to achieve the minimum equity requirements and to regain compliance. On August 3, 2006 the Company received notification from AMEX that the Company's plan to regain compliance with the minimum shareholders' equity requirements of the AMEX Company Guide had been accepted and the Company has been granted an extension until November 16, 2007 to achieve the AMEX continued listing requirements. During this period the Company will be subject to periodic review by the AMEX Staff and failure to make progress consistent with the plan or to regain compliance with continued listing standards by the end of the extension period could result in being delisted from the American Stock Exchange.

         On October 12, 2005, a shareholder class action complaint-- Huberman v. Tag-It Pacific, Inc., et al., Case No. CV05-7352 R(Ex)--was filed against us and certain of our current and former officers and directors in the United States District Court for the Central District of California alleging claims under
Section 10(b) and Section 20 of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. The action is brought on behalf of all

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


purchasers of our publicly-traded securities during the period from November 14, 2003 to August 12, 2005. On January 23, 2006 the court heard competing motions for appointment of lead plaintiff/counsel and appointed Seth Huberman as lead plaintiff. The lead plaintiff thereafter filed an amended complaint on March 13, 2006. The amended complaint alleges that defendants made false and misleading statements about the company's financial situation and its relationship with certain of its large customers during a purported class period between November 13, 2003 and August 12, 2005. It purports to state claims under Section 10(b)/Rule 10b-5 and Section 20(a) of the Securities Exchange Act of 1934. The Company filed a motion to dismiss the amended complaint, which motion was denied by the court on July 17, 2006. On December 21, 2006 the court established a trial date of May 1, 2007 and ordered completion of discovery by March 19, 2007. On February 20, 2007 the court denied class certification. Plaintiff has moved the court to reconsider the ruling, and also to intervene a new plaintiff to pursue class certification. Both of those motions were denied on April 2, 2007. In addition, the same day, the Court granted Defendants' motion for summary judgment, and it is anticipated that the Court will enter a judgment in favor of all Defendants shortly. It is possible that Plaintiff will appeal the summary judgment and class certification rulings. The Company believes that this matter will be resolved in trial or in settlement within the limits of its insurance coverage, however the outcomes of this action or an estimate of the potential losses, if any, related to the lawsuit cannot be reasonably predicted, and an adverse resolution of any of the lawsuit could potentially have a material adverse effect on our financial position and results of operations.

         On April 16, 2004 the Company filed suit against Pro-Fit Holdings, Limited ("Pro-Fit") in the U.S. District Court for the Central District of California -- Tag-It Pacific, Inc. v. Pro-Fit Holdings, Limited, CV 04-2694 LGB
(RCx) -- asserting various contractual and tort claims relating to our exclusive license and intellectual property agreement with Pro-Fit, seeking declaratory relief, injunctive relief and damages. It is the Company's position that the agreement with Pro-Fit gives us the exclusive rights in certain geographic areas to Pro-Fit's stretch and rigid waistband technology. On September 17, 2004, Pro-Fit filed an answer denying the material allegations of the complaint and filed counterclaims alleging various contractual and tort claims seeking injunctive relief and damages. We filed a reply denying the material allegations of Pro-Fit's pleading. Pro-Fit has since purported to terminate the exclusive license and intellectual property agreement based on the same alleged breaches of the agreement that are the subject of the parties' existing litigation, as well as on an additional basis. On February 9, 2005, and again on June 16, 2005, we amended our pleadings in the litigation to assert additional breaches by Pro-Fit of its obligations under the agreement and under certain additional letter agreements, and for a declaratory judgment that Pro-Fit's patent No. 5,987,721 is invalid and not infringed by us. Thereafter, Pro-Fit filed an amended answer and counterclaims denying the material allegations of the amended complaint and alleging various contractual and tort claims seeking injunctive relief and damages. Pro-Fit further asserted that we infringed its United States Patent Nos. 5,987,721 and 6,566,285. We filed a reply denying the substantive allegations of the amended counterclaims. On June 5, 2006 the Court denied the Company's motion for partial summary judgment holding that summary adjudification that we did not breach our agreement with Pro-Fit by engaging in certain activities in Columbia was not appropriate. The Court also held that Pro-Fit was not "unwilling or unable" to fulfill orders by refusing to fill orders with goods produced in the United States. The Court did not find that we breached our agreement with Pro-Fit and a trial is required to determine issues concerning our activities in Columbia and whether other actions by Pro-Fit constituted an unwillingness or inability to fill orders. As a result of a change in the law, we dismissed our antitrust claims against Pro-Fit. The court has not yet set a date for trial of this matter. We derive a significant amount of revenue from the sale of products incorporating the stretch waistband technology our business, results of operations and financial condition could be materially adversely affected if the dispute with Pro-Fit is not resolved in a manner favorable to us. Additionally, we have incurred significant legal fees in this litigation, and unless the case is settled, we will continue to incur additional legal fees in increasing amounts as the case accelerates to trial.


         Tag-It Pacific, Inc. has agreements with its foreign subsidiaries that provide for royalty payments to the U.S. parent company for the sales of products carrying the Talon(R) brand name, and that also provide for a cost sharing arrangement associated with various corporate administrative and operations support costs. These agreements may give rise to inquiries and

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


possible disputes by the foreign taxing authority, resulting in the possible disallowance of some of these costs and potentially resulting in higher foreign income taxes than has been provided. The Company believes that its basis of charging these royalties and its allocation of costs to foreign subsidiaries is appropriate under the various taxing agency laws, and that any disagreement or disallowance regarding such costs will not have a material affect on the financial statements of the Company. A subsidiary, Tag-It de Mexico, S.A. de C.V., has operated under the Mexican government's Maquiladora Program, which entitles Tag-It de Mexico to certain favorable treatment as respects taxes and duties regarding certain imports. In July of 2005, the Mexican Federal Tax Authority asserted a claim against Tag-It de Mexico alleging that certain taxes had not been paid on imported products during the years 2000, 2001, 2002 and 2003. In October of 2005, the Company filed a procedural opposition to the claim and submitted documents to the Mexican Tax Authority in opposition to this claim, supporting the Company's position that the claim was without merit. The Mexican Federal Tax Authority failed to respond to the opposition filed, and the required response period by the Tax Authority has lapsed. In addition, a controlled entity incorporated in Mexico (Logistica en Avios, S.A. de C.V.) through which the Company conducted its operations in 2005, may be subjected to a claim or claims from the Mexican Tax Authority, as identified directly above, and additionally to other tax issues, including those arising from employment taxes. The Company believes that any such claim is defective on both procedural and documentary grounds and is without merit. An estimate of the possible loss or range of loss if any associated with these matters cannot be made at this time. The Company does not believe these matters will have a material adverse affect on the Company.

         The Company currently has pending a number of other claims, suits and complaints that arise in the ordinary course of our business. We believe that we have meritorious defenses to these claims and that the claims are either covered by insurance or, after taking into account the insurance in place, would not have a material effect on our consolidated financial condition if adversely determined against us.


         In November 2002, the FASB issued FIN No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others - and interpretation of FASB Statements No. 5, 57 and 107 and rescission of FIN 34." The following is a summary of the Company's agreements that it has determined are within the scope of FIN 45:

         In accordance with the bylaws of the Company, officers and directors are indemnified for certain events or occurrences arising as a result of the officer or director's serving in such capacity. The term of the indemnification period is for the lifetime of the officer or director. The maximum potential amount of future payments the Company could be required to make under the indemnification provisions of its bylaws is unlimited. However, the Company has a director and officer liability insurance policy that reduces its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of the indemnification provisions of its bylaws is minimal and therefore, the Company has not recorded any related liabilities.

         The Company enters into indemnification provisions under its agreements with investors and its agreements with other parties in the normal course of business, typically with suppliers, customers and landlords. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities or, in some cases, as a result of the indemnified party's activities under the agreement. These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has not recorded any related liabilities.

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 14 - GEOGRAPHIC INFORMATION

         The Company specializes in the distribution of a full range of trim items to manufacturers of fashion apparel, specialty retailers and mass merchandisers. There is not enough difference between the types of products developed and distributed by the Company to justify segmented reporting by product type. The Company believes that revenue by each major product class is a valuable business measurement. The net revenues for the three primary product groups is as follows:

                                                Year Ended December 31,
                                     -------------------------------------------
                                        2006            2005            2004
                                     -----------     -----------     -----------
Product Group Net Revenue:
     Talon zipper ..............     $17,005,203     $13,593,479     $12,712,689
     Trim ......................      22,502,947      24,788,397      28,805,347
     Tekfit ....................       9,316,852       8,949,300      13,591,445
                                                     -----------     -----------
                                     $48,825,002     $47,331,176     $55,109,481
                                     ===========     ===========     ===========

         The Company distributes its products internationally and has reporting requirements based on geographic regions. Long-lived assets are attributed to countries based on the location of the assets and revenues are attributed to countries based on customer delivery locations, as follows:

                                                Year Ended December 31,
                                     -------------------------------------------
                                        2006            2005            2004
                                     -----------     -----------     -----------
Sales:
     United States .............     $ 5,287,236     $ 8,902,734     $ 4,822,935
     Asia ......................      28,974,546      20,005,036      12,785,977
     Mexico ....................       2,476,313       8,526,367      21,452,805
     Dominican Republic ........       9,138,404       5,914,792       9,678,078
     Other .....................       2,948,503       3,982,247       6,369,686
                                     -----------     -----------     -----------
                                     $48,825,002     $47,331,176     $55,109,481
                                     ===========     ===========     ===========
Long-lived Assets:
     United States .............     $ 9,531,659     $ 9,797,110     $12,911,377
     Asia ......................         386,516         226,221         234,746
     Mexico ....................           5,078          23,754         187,721
     Dominican Republic ........         668,067         776,279         866,807
                                     -----------     -----------     -----------
                                     $10,591,320     $10,823,364     $14,200,651
                                     ===========     ===========     ===========

NOTE 15 - MAJOR CUSTOMERS AND VENDORS

         For the year ended December 31, 2006, no single customer represented more than 9% of the Company's consolidated net sales; however the Company's three largest customers represented approximately 18% of consolidated net sales. For the year ended December 31, 2005, no single customer represented more than 10% of consolidated net sales; however, the Company's three largest customers represented approximately 22% of consolidated net sales. Two major customers accounted for approximately 22% of the Company's net sales for the year ended December 31, 2004.

         One major vendor accounted for substantially all of the Company's purchases associated with its TekFit product for the year ended December 31, 2006 and represented 24% of the Company's overall purchases; and three vendors, each representing more than 10% of the Company's purchases, accounted for approximately 45% of the Company's purchases for the year ended December 31, 2006. Three vendors accounted for approximately 39% of the Company's purchases for the year ended December 31, 2005, and four vendors accounted for approximately 70% of the Company's purchases for the year ended December 31,

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2004. Included in accounts payable and accrued expenses at December 31, 2006 and 2005 is $2,682,000 and $2,206,000 due to these vendors. Terms are sight to 60 days.

NOTE 16 - RELATED PARTY TRANSACTIONS

         Prior to 2004 the Company operated an apparel trim supply agreement with Tarrant Apparel Group. Two of Tarrant's directors and significant shareholders are also significant shareholders of the Company. In 2004, following negotiations with Tarrant Apparel Group, the Company determined that a significant portion of the obligations due from this customer were uncollectible. Accordingly, included in general and administrative expenses for 2004 are charges of $4.3 million related primarily to the write-down of this receivable and leaving a remaining balance receivable from this customer of $4.5 million at December 31, 2004. An affiliate of the customer repaid the $4.5 million receivable balance over the period from May through December 2005. The Company terminated its supply relationship with Tarrant in 2004; however the Company continues to conduct business with Tarrant on a limited basis. Total sales to Tarrant for the years ended December 31, 2006, 2005 and 2004 were $3,000, $574,000 and $758,000, respectively. As of December 31, 2005, accounts receivable, related party included $0.05 million due from Tarrant. No amounts were due from Tarrant at December 31, 2006.

         Colin Dyne, a director of the Company is a significant shareholder in People's Liberation, Inc., the parent company of Versatile Entertainment, Inc. During 2006 and 2005 the Company had sales of $147,000 and $ 76,000 respectively, to Versatile Entertainment. At December 31, 2006 accounts receivable of $83,400 were outstanding from Versatile Entertainment.

         Due from related parties at December 31, 2006 and 2005 includes $675,137 and $655,489 respectively, of unsecured notes, advances and accrued interest receivable from Colin Dyne,. The notes and advances bear interest at 7.5% and are due on demand.

         Demand notes payable to related parties includes notes and advances to Mark Dyne, the Chairman of the Board of Directors of the Company or to parties related to or affiliated with Mark Dyne. The balance of Demand notes payable to related parties at December 31, 2006 and 2005 was $664,971. See Note 4 for further discussion of these notes, and related accrued interest and interest expense.

         Transportation fees in the amount of $211,000 were paid to or on behalf of a company that Mark Dyne has an ownership interest in for the year ended December 31, 2004. Consulting fees paid to Diversified Investments, a company owned by Mark Dyne, amounted to $150,000 for each of the years ended December 31, 2006, 2005 and 2004.

         Consulting fees of $335,000 were paid for services provided by Colin Dyne, for the year ended December 31, 2006. Brent Cohen and Raymond Musci, both members of the Board of Directors were paid for services provided during the year ended December 31, 2005 in the amount of $24,000, and $21,000, respectively. Mr. Cohen and Kevin Bermiester, a former director of the Company, were paid for services provided during the year ended December 31, 2004 in the amounts of $57,000 and $41,000, respectively.

                             TAG-IT PACIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17 - QUARTERLY RESULTS (UNAUDITED)

         Quarterly results for the years ended December 31, 2006 and 2005 are reflected below:


                                   4th             3rd             2nd             1st
                               ------------    ------------    ------------    ------------
2006
----
Revenue ....................   $ 10,573,755    $ 13,366,944    $ 14,246,087    $ 10,638,216
Gross profit ...............   $  3,350,600    $  4,148,406    $  4,127,237    $  2,842,725
Operating income (loss) ....   $    248,177    $    630,273    $    895,481    $   (442,275)
Net Income(loss) ...........   $     44,950    $    339,115    $    654,643    $   (729,404)
Basic and diluted income
(loss) per share ...........   $       0.00    $       0.02    $       0.04    $      (0.04)

2005
----
Revenue ....................   $  9,163,355    $  9,472,898    $ 15,639,646    $ 13,055,277
Gross profit (loss) (1,,) ..   $ (1,652,918)   $ (2,094,230)   $    756,120    $  3,251,823
Operating (loss) income
(1,2,) .....................   $ (4,925,076)   $(10,203,361)   $(10,829,928)   $ (1,140,089)
Net (loss) income (1,2) ....   $ (5,127,754)   $(10,284,874)   $(12,476,638)   $ (1,648,443)
Basic and diluted (loss)
per share ..................   $      (0.28)   $      (0.56)   $      (0.68)   $      (0.09)

(1) The Company recorded restructuring charges of $6.2 million in the third quarter of 2005, of which $3.4 million, related to inventory write-downs (Note 11); theCompany recorded $2.5 million in inventory obsolescence reserves and $1.5 million in inventory overhead adjustments in the fourth quarter affecting gross profit.

(2) The Company recorded $3.6 million in bad debt reserves principally associated with one customer in the second quarter of 2005; direct write-off to bad debts of $1.8 million in the third quarter of 2005 principally from another customer, and $0.5 million in bad debts in the fourth quarter of 2005 associated with the acceptance of a note receivable. In the third quarter of 2005, the Company recorded restructuring charges included in operating costs of $2.8 millionand a decrease in net deferred tax asset resulting in a charge to the provision for income taxes of $1 million during 2005.

         During 2006, the Company had no material unusual or infrequently occurring items or adjustments that were recognized during the year.

         Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with the per share amounts for the year.


NOTE 18 - SUBSEQUENT EVENT (UNAUDITED)

         On April 11, 2007 a favorable verdict was awarded to the plaintiff in a trademark infringement lawsuit in which Azteca Production International, Inc. is a defendant. We have an outstanding note receivable from Azteca (see Note 2), and this adverse ruling against them may impact their ability to repay our note receivable. The outcome of this event or an estimate of the potential impact if any, on the collectibility of our note receivable cannot be reasonably predicted at this time. The failure to collect payments under this note as scheduled could have a material adverse effect on our financial position and results of operations.

ITEM 9A.      CONTROLS AND PROCEDURES

EVALUATION OF CONTROLS AND PROCEDURES

         We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities Exchange Commission's rules and forms, including to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.

         As of December 31, 2006, we conducted an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2006, our disclosure controls and procedures were effective.

CHANGES IN INTERNAL CONTROLS

         During the last fiscal quarter, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

                                     PART IV

ITEM 15.      EXHIBITS, FINANCIAL STATEMENT SCHEDULES

         (a)      FINANCIAL STATEMENTS AND SCHEDULES.

      INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON SCHEDULE II


To the Board of Directors
Tag it Pacific, Inc.
Woodland Hills, California

The audits referred to in our report, dated April 9, 2007 included in the related financial statement schedule as of December 31, 2006 and for the two years ended December 31, 2006, included in the annual report on Form 10-K of Tag-It Pacific, Inc. This financial statement scheduled is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audit. In our opinion, such financial statement schedule presents fairly, in all material respects, the information set forth therein.


/S/ SINGER LEWAK GREENBAUM & GOLDSTEIN
------------------------------------------
SINGER LEWAK GREENBAUM & GOLDSTEIN

Los Angeles, California

April 9, 2007

      INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON SCHEDULE II


To the Board of Directors
Tag-It Pacific, Inc.
Los Angeles, California

The audit referred to in our report, dated March 31, 2005, included the related financial statement schedule as of and for the year ended December 31, 2004 included in the annual report on Form 10-K of Tag-It Pacific, Inc. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audit. In our opinion, such financial statement schedule presents fairly, in all material respects, the information set forth therein.


/s/ BDO Seidman, LLP
------------------------------------------
BDO Seidman, LLP

Los Angeles, California
March 31, 2005

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES


             COLUMN A                            COLUMN B      COLUMN C     COLUMN D      COLUMN E
                                                Balance at
                                                Beginning                                 Balance at
            Description                          of year      Additions    Deductions    End of Year
--------------------------------------------   -----------   -----------   -----------   -----------
2006
Allowance for doubtful accounts
  deducted from accounts receivable
  in the balance sheet .....................   $ 1,189,000   $   198,000   $ 1,315,500   $    71,500
Reserve for obsolescence deducted
  from inventories on the balance
  sheet ....................................     7,306,000       557,000     6,621,000     1,242,000
Valuation reserve deducted from
  Deferred tax Assets ......................    21,447,000          --       2,222,000    19,225,000
                                               -----------   -----------   -----------   -----------
                                               $29,942,000   $   755,000   $10,158,500   $20,538,500
                                               ===========   ===========   ===========   ===========

2005
Allowance for doubtful accounts
  deducted from accounts receivable
  in the balance sheet .....................   $ 6,086,000   $ 4,160,000   $ 9,057,000   $ 1,189,000
Reserve for obsolescence deducted
  from inventories on the balance
  sheet ....................................     6,365,000     2,538,000     1,597,000     7,306,500
Valuation reserve deducted from
  Deferred tax Assets ......................     8,900,000    12,547,000          --      21,447,000
                                               -----------   -----------   -----------   -----------
                                               $21,351,000   $19,245,000   $10,654,000   $29,942,000
                                               ===========   ===========   ===========   ===========

2004
Allowance for doubtful accounts
  deducted from accounts receivable
  in the balance sheet .....................   $ 2,044,000   $ 5,500,000   $ 1,458,000   $ 6,086,000
Reserve for obsolescence deducted
  from inventories on the balance
  sheet ....................................     6,125,000     1,040,000       800,000     6,365,500
Valuation reserve deducted from Deferred tax
Assets .....................................     1,119,000     7,781,000          --       8,900,000
                                               -----------   -----------   -----------   -----------
                                               $ 9,288,000   $14,321,000   $ 2,258,000   $21,351,000
                                               ===========   ===========   ===========   ===========

(1) Additions to the allowance for doubtful accounts include provisions for uncollectible accounts. Bad debt expense includes (and additions above exclude) net recoveries of $712,000 for the year ended December 31, 2006, and net direct write-offs of $1,698,000 and $2,916,000 for the years ended December 31, 2005 and 2004, respectively. Additions to the inventory obsolescence reserve include current year provisions. Additionally, in 2005 there were direct write-offs of inventory of $3.4 million in connection with the restructuring, and in 2006 there were direct write-offs of $0.2 million.


(2) Deductions from the allowance for doubtful accounts includes amounts applied to write-offs, reversals of prior period provisions, and, for the year ended December 31, 2005, deductions include $7,528,000 related to the conversion of a trade account receivable to a note receivable. Deductions from the inventory obsolescence reserve include application of the reserve against obsolete, excess, slow-moving or disposed inventory.


         (b)      EXHIBITS:

                  See Exhibit Index attached to this Annual Report of Form 10-K.

                                  SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             TAG-IT PACIFIC, INC.


                                             ----------------------------
                                             By:  Lonnie D. Schnell
                                             Its: Chief Financial Officer


                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

      Signature                       Title                         Date
      ---------                       -----                         ----

                         Chairman of the Board of Directors
---------------------
Mark Dyne


                             Chief Executive Officer
---------------------          (Principal Executive
Stephen Forte                 Officer) and Director


                             Chief Financial Officer
---------------------        (Principal Accounting and
Lonnie D. Schnell              Financial Officer)


                                    Director
---------------------
Colin Dyne


                                    Director
---------------------
Brent Cohen


                                    Director
---------------------
Raymond Musci


                                    Director
---------------------
Joseph Miller


                                    Director
---------------------
William Sweedler

                                  EXHIBIT INDEX

Exhibit
Number   Exhibit Description
-------  -----------------------------------------------------------------------

23.1     Consent of Singer Lewak Greenbaum & Goldstein LLP.

23.2     Consent of BDO Seidman, LLP.

31.1 Certificate of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934, as amended

31.2 Certificate of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934, as amended

32.1 Certificate of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities and Exchange Act of 1934, as amended.